File  Nos.333-178461/811-4716



	              SECURITIES AND EXCHANGE COMMISSION
	                   Washington, D.C.  20549
	                          FORM N-4

	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[X]
		Pre-Effective Amendment No.  _3_		[X]
		Post-Effective Amendment No. __	[   ]

	REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [X]
	                Amendment No. 41	[X]
	             (Check appropriate box or boxes.)

	             SYMETRA RESOURCE VARIABLE ACCOUNT B
		     -----------------------------------
	                 (Exact Name of Registrant)

	               Symetra Life Insurance Company
		       -------------------------------
	                    (Name of Depositor)

	777 108th Ave NE, Suite 1200, Bellevue, WA               98004
	-------------------------------------------		-------
	(Address of Depositor's Principal Executive Offices)    (Zip Code)

	Depositor's Telephone Number, including Area Code (425) 256-8000

	            Name and Address of Agent for Service
		    -------------------------------------
	                  Jacqueline M. Veneziani
	               777 108th Ave NE, Suite 1200
	                Bellevue, Washington 98004
	                     (425) 256-5026


		Approximate date of Proposed Public Offering:
As Soon as Practicable after the effective date of this registration statement.

The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


                    Title of Securities Being Registered:
     Individual Deferred Flexible Premium Variable Annuity Contracts

                            SUBJECT TO COMPLETION
               Preliminary Prospectus Dated April 5, 2012

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.



                Symetra True Variable Annuity[service mark]
      Individual Flexible Premium Deferred Variable Annuity Contract

                               Issued By:
                      SYMETRA LIFE INSURANCE COMPANY
                                  and
                   SYMETRA RESOURCE VARIABLE ACCOUNT B

                   Prospectus Dated:  ___________, 2012
================================================================================
This prospectus describes the Symetra True Variable Annuity Contract, and contains important information. Please read it before investing and keep it on file for future reference. This prospectus does not constitute an offering in any jurisdiction in which the Contract may not lawfully be sold.

Under the Contract, you allocate Contract Value to Symetra Resource Variable Account B (the "Separate Account"), which consists of Sub-accounts, each of which invests exclusively in a particular Portfolio. This variable annuity allows you to allocate Purchase Payments to the following Portfolio companies:

AIM Variable Insurance Funds (Invesco Variable Insurance Funds)
AllianceBernstein Variable Products Fund Series, Inc.
American Century Variable Portfolios, Inc.
BlackRock Variable Series Fund, Inc.
Calvert Variable Series, Inc.
Columbia Funds Variable Insurance Trust
Delaware VIP Trust
Dimensional Fund Advisors
Dreyfus Variable Investment Fund
Fidelity [registered trademark symbol] Variable Insurance Products Franklin Templeton Variable Insurance Products Trust
Janus Aspen Series
JPMorgan Insurance Trust
MFS [registered trademark symbol] Variable Insurance Trust
MFS [registered trademark symbol] Variable Insurance Trust II
PIMCO Variable Insurance Trust
Pioneer Variable Contracts Trust
Royce Capital Fund
Sentinel Variable Products Trust
Symetra Mutual Fund Trust
T. Rowe Price Variable Insurance Portfolios
Van Eck  Variable Insurance Products Trust
Vanguard[registered trademark symbol] Variable Insurance Fund Portfolios


The Portfolio prospectuses should be read in conjunction with this prospectus and, if not included with this prospectus, are available by request at no charge. For a complete listing of the Portfolios available through the Sub-accounts under the Contract, please see Appendix B of this prospectus.

To learn more about the Symetra True Variable Annuity Contract, you can obtain a copy of the Statement of Additional Information ("SAI") dated ________, 2012 which has been filed with the Securities and Exchange Commission ("SEC"). The SAI is incorporated by reference and is legally part of the prospectus. You may request a free copy of the SAI, a paper copy of this prospectus (if you have received it in an electronic format) or a prospectus for any of the underlying Portfolios, by calling us at 1-800-457-9015 or writing us at:
PO Box 758545, Topeka, KS 66675. The table of contents for the SAI appears at the end of this prospectus. The SEC maintains a website at http://www.sec.gov that contains the SAI, material incorporated by reference, and other information regarding companies that file electronically.

Investment in a variable annuity contract is subject to risks, including the possible loss of principal. The Contracts are not deposits or obligations of, or guaranteed or endorsed by, any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation, Federal Reserve Board, or any
other government agency.   Neither the SEC nor any state securities commission
has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS						Page

DEFINED TERMS							3
SUMMARY								5
FEE TABLE							7
EXAMPLES							9
1. THE ANNUITY CONTRACT						11
	Variations						11
	Other Contracts						11
	Inquiries						11
	Owner							11
	Annuitant						12
	Beneficiary						12
	Assignment						12
2. PURCHASE							12
	Purchase Payments					13
	Allocation Of Purchase Payments				13
	Accumulation Units					13
	Right To Examine					14
3. ANNUITY PAYMENTS (INCOME PHASE)				15
	Annuity Date						15
	Partial Annuitization					15
	Basic Annuity Options					15
	Annuity Payments Under The Basic
	 Annuity Options					15
	Prepaid Annuity Option					16
4. SUB-ACCOUNT OPTIONS						18
	Sub-Account Options					18
	Changes To The Sub-Accounts				19
	Compensation We Receive From Portfolios			20
	Voting Rights						20
5. TRANSFERS AMONG THE SUB-ACCOUNTS				20
	Transfer Transactions Available				21
	Scheduled Transfers					21
	Limits On Excessive Transfers And Market
	  Timing Activity					22
6. ACCESS TO YOUR MONEY						23
	Partial Withdrawals					24
	Minimum Value Requirements				24
	Surrendering Your Contract				24
	Repetitive Withdrawals					24
	Authority of Third Parties to Make
	  Transactions						25
	Sending Forms and Transaction Requests
	  in Good Order						25
7. CHARGES AND EXPENSES						26
	Daily Charges						27
	Wealth Transfer Benefit Charge				26
	Transfer Charge						28
	Premium Taxes						28
	Income Or Other Taxes					28
	Portfolio Expenses					28
8. DEATH BENEFIT AND OPTIONAL DEATH BENEFIT RIDER		28
	Death Benefit						28
	Optional Death Benefit Rider:  Wealth
	  Transfer Benefit					29
	Payment Of Death Benefit				32
	Spousal Continuation					33
	Death During The Income Phase				33
9. TAXES							33
	Annuity Contracts In General				33
	Non-Qualified Contracts					33
	Diversification Requirements				34
	Owner Control						34
	Distributions At Death					35
	Annuity Date						35
	Optional Benefit Rider-Non-
	  Qualified Contracts					35
	Qualified Contracts					35
	Withdrawals For Investment Advisor Fees			37
	Taxation Of Annuity Payments				37
	Death Benefits						37
	Effect Of Civil Unions And Domestic
	  Partnerships						38
	Exchanges						38
	Multiple Contracts					38
	Tax Withholding						38
	Federal Estate Taxes					39
	Generation-Skipping Transfer Tax			39
	Tax Relief, Unemployment Insurance
	  Reauthorization, and Job Creation Act of 2010		39
	Medicare Tax						39
	Annuity Purchases By Nonresident Aliens And
	  Foreign Corporations					39
	Foreign Tax Credits					39
	Possible Tax Law Changes				39
10. OTHER INFORMATION						39
	Symetra  Life Insurance COmpany				39
	Separate Account					39
	Changes To The Separate Account				39
	General Account						40
	Distribution (Principal Underwriter)			40
	Amendments To The Contract				41
	Legal Proceedings					41
	Right To Suspend Annuity Payments, Transfers,
	  Or Withdrawals					41
	Reduction Of Charges					41
	Website  Information					41
	Financial Statements					41
TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION	41
APPENDIX A:  ACCUMULATION UNIT VALUE HISTORY			A-1
APPENDIX B:  PORTFOLIO INFORMATION				B-1
APPENDIX C:  STATE VARIATIONS					C-1
APPENDIX D:  PREPAID ANNUITY OPTION EXAMPLES			D-1
APPENDIX E:  WTB RIDER EXAMPLES					E-1
APPENDIX F:  TABLE OF CURRENT ANNUAL CHARGE RATES
		FOR THE WTB RIDER				F-1

================================================================================
                                DEFINED TERMS
================================================================================
We have used simple, clear language as much as possible in this prospectus. However, by the very nature of the Contracts certain technical words or terms are unavoidable. We have identified the following as some of these words or terms.

Accumulation Phase	The period between the Contract Date and the Annuity
			Date.
Accumulation Unit	A unit of measure we use to calculate the value in a
			Sub-account during the Accumulation Phase.

Administrative Office	The Symetra Life address to which all applications
			that are accompanied by an initial Purchase Payment, and all subsequent Purchase Payments should be mailed.

Annuitant		The natural person on whose life annuity payments for
			this Contract are based.

Annuity Date		The date annuity payments begin under an annuity
			option. Any reference to Annuity Date includes the Income Payment Start Date.

Beneficiary		The person or entity designated to receive any
			Contract benefits upon the Owner's death.

Business Day 		Any day the New York Stock Exchange ("NYSE") is open
			for trading. A Business Day generally ends at 4:00 PM Eastern Standard Time or the closing of trading on the NYSE, if earlier.

Contract		The Symetra True Variable Annuity Contract, which
			provides variable investment options offered by Symetra Life.

Contract Date		The first Business Day the Contract is in force and
			the date from which we measure Contract Years.

Contract Maintenance 	The Symetra Life address to which all written
Office			communications, including applications that are not
			accompanied by an initial Purchase Payment, general correspondence, and other transactional inquiries should be mailed.

Contract Month 		A month measured from the Contract Date or a monthly
			anniversary of the Contract Date.

Contract Value		The sum of the value of the Sub-accounts attributable
			to your Contract that have not been applied to provide annuity payments.


Contract Year		A 12-month period starting on the Contract Date or on
			an anniversary of that date.

General Account		All assets of Symetra Life other than those allocated
			to the Separate Account or any other Symetra Life separate account.

Good Order		An instruction that Symetra Life receives that is
			accompanied by all necessary information and supporting legal documentation necessary to effect the transaction.

Income Payment Start 	The date guaranteed annual lifetime income payments
Date 			begin under the prepaid annuity option.  The Income
			Payment Start Date will be no more than 60 calendar days after the Portfolio Termination Date. If the Income Payment Start Date or any anniversary of that date is a non-Business Day, payment will be made as of the next Business Day.

Income Phase 		The period beginning on the Annuity Date during which
			the Payee receives payments.

Internal Revenue Code  	The Internal Revenue Code of 1986, as
(the "Code")		amended or revised.

Owner 			The person or legal entity entitled to exercise all
			rights and privileges under the Contract. If there are joint Owners, the signatures of both Owners are needed to exercise rights under the Contract. Any reference to Owner in this prospectus includes any joint Owner.

Payee			The person or persons designated by you to receive
			annuity payments. You are the Payee unless you designate another person as the Payee.

Portfolio		A series of a registered open-end management
			investment company in which the corresponding Sub-account invests.

Portfolio Termination	The date specified by a Prepaid Annuity Portfolio as
Date			its Portfolio Termination Date.  The Portfolio
			Termination Date can be found in the prospectus for each Prepaid Annuity Portfolio.

Prepaid Annuity 	A Portfolio in which a Prepaid Annuity Sub-account
Portfolio		invests. A list of the available Prepaid Annuity
			Portfolios can be found under Appendix B.

Prepaid Annuity 	A Sub-account identified by us in which you
Sub-account		must be invested in order to choose the prepaid
			annuity option.  A list of the available Prepaid
			Annuity Sub-accounts that invest in the Prepaid
			Annuity Porfolios can be found under Appendix B.

Purchase Payment 	An amount paid to Symetra Life for allocation under
			the Contract, less any premium tax due at the time the payment is made.

Separate Account	Symetra Resource Variable Account B, a segregated
			asset account established under Washington law.

Standard Sub-account	A Sub-account that is not a Prepaid Annuity Sub-
			account.  A list of the available Standard
			Sub-accounts that invest in the Standard Portfolios can be found under Appendix B.

Sub-account		A division of the Separate Account for which
			Accumulation Units are separately maintained.  Each
			Sub-account invests exclusively in a particular
			Portfolio.   All references to Sub-account include the
			Prepaid Annuity Sub-accounts.

Valuation Period	The period that starts at the close of regular trading
			on the NYSE on any Business Day and ends at the close of regular trading on the next succeeding Business Day.

WTB Additional Benefit	The WTB Benefit Base minus your Contract Value.

WTB Benefit Base 	The Contract Value plus 50% of the WTB Gain.

WTB Earnings		The amount by which your Contract Value exceeds your
			Purchase Payments adjusted for withdrawals.

WTB Gain		The amount by which your covered Contract Value exceeds
			the WTB Threshold.

WTB Threshold		The sum of all Purchase Payments reduced for
			withdrawals that exceed the WTB Earnings.

WTB Threshold Cap	The maximum WTB Threshold used for calculating the
			WTB Gain.  The WTB Threshold Cap is equal to
			$1 million dollars.

================================================================================
                                    SUMMARY
================================================================================
This summary provides a brief overview of the Symetra True Variable Annuity. More information is provided in the prospectus, SAI and your Contract.

What is the purpose of the Contract? The Symetra True Variable Annuity Contract is an agreement between you, the Owner, and Symetra Life Insurance Company ("Symetra Life", "we", and "us"). The Contract is designed to help you invest on a tax-deferred basis and meet long-term financial goals, such as retirement funding. The Contract provides for guaranteed income and death benefits, subject to applicable terms and conditions. You should not buy the Contract if you are looking for a short-term investment or if you cannot accept the risk of getting back less money than you put in.

What kinds of Contracts are described in the prospectus? The Contracts are available as non-qualified contracts that provide you certain tax deferral features under the Code.
The Contracts are also available as one of the following types of qualified contracts:

	-	Individual Retirement  Annuity ("IRA");
	-	Roth IRA;
	-	Simple IRA; or
	-	SEP IRA.

Qualified contracts do not provide additional tax deferral benefit.
How do I invest money in the Contract? We accept initial Purchase Payments in the amount of $25,000 or more. Subsequent Purchase Payments may be made at any time in the amount of $1,000 or more, or if made by electronic funds transfer, in the amount of $250 or more. We will not accept without our prior approval aggregate Purchase Payments in excess of $2 million dollars. All Purchase Payments should be sent to our Administrative Office.

What annuity options are available? You can select one of five basic annuity options under the Contract. The options available are:

	-	Life Annuity;
	-	Life Annuity with Guaranteed Period;
	-	Joint and Survivor Life Annuity;
	-	Joint and Survivor Life Annuity with Guaranteed Period; or
	-	Period Certain Annuity.

If you have invested in a Prepaid Annuity Sub-account and meet other requirements, you may also elect the prepaid annuity option. All annuity payments will be made on a fixed basis.

What are my investment choices? Currently, the Contract offers Sub-accounts that invest in the Portfolios listed in Appendix B.

Can I make transfers between the Sub-accounts? You can transfer money among the available Sub-accounts 25 times per Contract Year free of a transfer charge. All transfers must meet a $500 minimum transfer amount.

You can use the following strategies at no additional charge:

	-	Dollar Cost Averaging;
	-	Sub-account Rebalancing; and
	-	Customized Transfer Instructions.

Transfers made under these strategies do not count against your free transfers and may not be subject to the $500 minimum transfer amount.

Can I make withdrawals? You can access your money through partial withdrawals, repetitive withdrawals, and a full surrender. You may have to pay income taxes and tax penalties on any money you withdraw from the Contract.

What are the charges and expenses? The Contract has insurance features and investment features, and there are costs related to each. The charges and expenses for this Contract are summarized in the following Fee Table and discussed in detail in "Section 7- Charges and Expenses."

What are the death benefit options? The Contract provides a death benefit equal to the Contract Value. You may also elect an optional death benefit rider that is available for an additional charge. The Wealth Transfer Benefit rider ("WTB rider") provides an additional death benefit in the event of positive investment performance to help offset taxes and other expenses your surviving Owner or Beneficiary may incur after your death. Generally, the WTB rider works by adding a WTB Additional Benefit to you Contract Value, subject to the terms and conditions described in "Section 8- Death Benefit and Optional Death Benefit Rider."

================================================================================
                                  FEE TABLE
================================================================================
The purpose of the Fee Table is to show you the various fees and expenses you will incur directly and indirectly by buying and owning the Contract. The
Fee Table reflects the expenses of the Separate Account as well as the Portfolios.

The Owner Transaction Expenses table describes the fees and expenses that you will pay when you transfer money between Sub-accounts. State premium taxes may also be deducted.

  -------------------------------------------------------------------------
	  OWNER TRANSACTION EXPENSES	     AMOUNT DEDUCTED
  -------------------------------------------------------------------------
   TRANSFER CHARGE				   $25
   (Assessed for each  transfer in excess
   of 25 transfers in a Contract Year)



The Periodic Charges table below describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Portfolio fees and expenses.
--------------------------------------------------------------------------------
          PERIODIC CHARGES
 (Not Including Portfolio Operating Fees 	MAXIMUM AMOUNT	    CURRENT
 and Expenses or Optional Benefit Charges)  	 DEDUCTED	AMOUNT DEDUCTED
--------------------------------------------------------------------------------
  SEPARATE ACCOUNT ANNUAL EXPENSES  (As a percentage of average daily net assets of each Sub-account/deducted daily)
-------------------------------------------------------------------------------
	Mortality and Expense Risk Charge	  0.60%		    0.60%
	Sub-account Fund Facilitation Fee (1)     0.15%		    0.00%
	TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES	  0.75%		    0.60%
-------------------------------------------------------------------------------
(1) The Sub-account fund facilitation fee is assessed against the average daily net assets invested in certain Sub-accounts. Currently, we do not assess this fee on any Sub-account.

The Annual Charges For Wealth Transfer Benefit Rider table below describes the fees and expenses that you would pay if you added the optional benefit to your Contract. The WTB charges shown are per $1,000 of WTB Additional Benefit.

-------------------------------------------------------------------------------
ANNUAL CHARGES FOR WEALTH
TRANSFER BENEFIT RIDER (2)	      MAXIMUM CHARGE (3)    CURRENT CHARGE (3)
-------------------------------------------------------------------------------

WEALTH TRANSFER BENEFIT RIDER
  Joint owners, the oldest age 95, 	$524.34			$434.60
   using unisex rates(4)
  Representative Contract Owner - 55 	$7.42			$5.94
   year old male (5)
-------------------------------------------------------------------------------
(2) The WTB rider charges are deducted monthly, first pro-rata from Contract Value invested in the Standard Sub-accounts and then, if there is insufficient funds in the Standard Sub-accounts, pro-rata from the Prepaid
Annuity Sub-accounts.
(3) The charges shown are on an annual basis per $1,000 of WTB Additional
Benefit.
(4) The charges shown for the WTB rider are based on joint owners, the oldest of whom is age 95, and unisex rates. The charge applicable to you will vary based on your attained age, single or joint ownership, and, where allowed by law, sex. A table of current annual charges can be found in Appendix F.
(5) The charges shown are for an assumed representative Contract Owner who is a 55 year old male using the single life table. The charge applicable to you will vary based on your attained age, single or joint ownership, and, where allowed by law, sex. A table of current annual charges can be found in Appendix F.

The Total Annual Portfolio Operating Expense Table shows the lowest and highest total operating expenses charged by the Portfolio companies that you pay indirectly during the time you own the Contract. The total operating expenses are expressed as an annual percentage of average daily net assets and are deducted from Portfolio assets. The amounts are based on expenses paid as of the end of the fiscal year December 31, 2011. Actual expenses in the future may be higher or lower. For Portfolios that invest in shares of one or more acquired funds, the total annual operating expenses include fees and expenses incurred indirectly by the Portfolio as a result of investment in shares of one or more acquired funds. The fees and expenses (including management fees, distribution (12b-1) fees and other expenses) for each individual Portfolio are contained in the prospectuses for each Portfolio.




--------------------------------------------------------------------------------
TOTAL ANNUAL PORTFOLIO OPERATING EXPENSES (6)	     	Lowest	       Highest

Expenses that are deducted from Portfolio
assets, including management fees, distribution
and/or service 12b-1 fees, and other expenses
(before any waivers or expense reimbursement) 		0.060%		5.510%

Expenses that are deducted from Portfolio
assets, including management fees, distribution
and/or service 12b-1 fees, and other expenses
(after any waiver or expense reimbursement) (7)		0.060%		2.990%

(6) We reserve the right to implement, administer, and charge you for any fee or restriction, including redemption fees, that may be imposed by any underlying Portfolio.

(7) The range of total annual Portfolio operating expenses after any waiver or expense reimbursement takes into account contractual arrangements for certain Portfolios that require the investment advisor to reimburse or waive Portfolio operating expenses until at least April 30, 2013. Advisors to certain Portfolios offered in the Contract agree to waive or reimburse advisory fees or other fees. This reduces Portfolio operating expenses. Such arrangements are described in more detail in the prospectus for each Portfolio.

================================================================================
                                  EXAMPLES
================================================================================

These examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, Separate Account annual expenses (including the mortality and expense risk charge, the Sub-account fund facilitation fee and, if applicable, any additional rider), and the Portfolio fees and expenses.

For purposes of calculating the examples showing the highest fees and expenses, we assume the imposition of the Sub-account fund facilitation fee even though we do not currently assess it. The examples do not reflect premium taxes that may apply depending on the state where you live, and assume no transfers or partial withdrawals. We based annual expenses of the underlying Portfolios on data provided by the Portfolio companies for the year ended December 31, 2011. The examples do not take into consideration any fee waiver or reimbursement arrangements of the underlying Portfolios. If these arrangements were taken into consideration, the expenses shown would be lower. We did not independently verify the data provided, but we did prepare the examples.

The examples should not be considered a representation of past or future expenses. Your actual costs may be higher or lower. The 5% annual return assumed in the examples is purely hypothetical. Actual returns (investment performance) will vary and may be more or less than 5%.

================================================================================
            EXAMPLES WITH WEALTH TRANSFER BENEFIT RIDER  SELECTED (1)
================================================================================
You would pay the following expenses on a $10,000 investment in the Contract for the time periods indicated below assuming that you elect the Wealth
Transfer Benefit rider available under the Contract and your investment has a 5% return each year. (1)

THE FOLLOWING EXAMPLE ASSUMES THE HIGHEST FEES AND EXPENSES OF ANY OF THE
PORTFOLIOS AND PURCHASE OF THE WEALTH TRANSFER BENEFIT RIDER AT AGE 55.
---------------------------------------------------------------------------------------------------------------
If You Surrender Your Contract
At The End of Each Time Period		If Your Contract Is Not Surrendered	If Your Contract Is Annuitized
---------------------------------------------------------------------------------------------------------------
1 Year	3 Years 5 Years	10 Years 	1 Year	3 Years	5 Years	10 Years 	1 Year 3 Years 5 Years 10 Years
---------------------------------------------------------------------------------------------------------------
$622	$1,840	$3,024	$5,847		$622	$1,840	$3,024	$5,847		$622	$1,840	$3,024	$5,847
---------------------------------------------------------------------------------------------------------------
THE FOLLOWING EXAMPLE ASSUMES THE LOWEST FEES AND EXPENSES OF ANY OF THE
PORTFOLIOS AND PURCHASE OF THE WEALTH TRANSFER BENEFIT RIDER AT AGE 55.
---------------------------------------------------------------------------------------------------------------
If You Surrender Your Contract
At The End of Each Time Period		If Your Contract Is Not Surrendered 	If Your Contract Is Annuitized
---------------------------------------------------------------------------------------------------------------
1 Year	3 Years 5 Years	10 Years 	1 Year	3 Years	5 Years	10 Years 	1 Year	3 Years	5 Years	10 Years
$83	$266	$475	$1,157		$83	$266	$475	$1,157		$83	$266	$475	$1,157
---------------------------------------------------------------------------------------------------------------

(1)	The examples assume a $10,000 investment in the Contract which is less than the
	minimum required to purchase this Contract.
(2)	For purposes of calculating the examples, we use the maximum annual guaranteed WTB
	rider charge for a representative Contract Owner, which is based on a male, age 55
	in year 1, age 57 in year 3, age 59 in year 5 and age 64 in year 10.  The charges
	assumed in the periods are $7.42 for year 1, $9.05 for year 3, $10.77 for year 5,
	and $18.43 for year 10.  All charges are per $1,000 of WTB Additional Benefit.

================================================================================
                    EXAMPLES WITH STANDARD CONTRACT FEATURES (1)
================================================================================

You would pay the following expenses on a $10,000 investment in the Contract for the time periods indicated below assuming that your investment has a 5% return each year.

THE FOLLOWING EXAMPLE ASSUMES THE HIGHEST FEES AND EXPENSES OF ANY OF THE
PORTFOLIOS.

---------------------------------------------------------------------------------------------------------------
If You Surrender Your Contract
At The End of Each Time Period		If Your Contract Is Not Surrendered	If Your Contract Is Annuitized
---------------------------------------------------------------------------------------------------------------
1 Year	3 Years 5 Years	10 Years 	1 Year	3 Years	5 Years	10 Years 	1 Year 3 Years 5 Years 10 Years
---------------------------------------------------------------------------------------------------------------
$622	$1,840	$3,024	$5,847		$622	$1,840	$3,024	$5,847		$622	$1,840	$3,024	$5,847
---------------------------------------------------------------------------------------------------------------



THE FOLLOWING EXAMPLE ASSUMES THE LOWEST FEES AND EXPENSES OF ANY OF THE PORTFOLIOS.

---------------------------------------------------------------------------------------------------------------
If You Surrender Your Contract
At The End of Each Time Period		If Your Contract Is Not Surrendered	If Your Contract Is Annuitized
---------------------------------------------------------------------------------------------------------------
1 Year	3 Years 5 Years	10 Years 	1 Year	3 Years	5 Years	10 Years 	1 Year 3 Years 5 Years 10 Years
---------------------------------------------------------------------------------------------------------------
$84	$264	$458	$1,020		$84	$264	$458	$1,020		$84	$264	$458	$1,020
---------------------------------------------------------------------------------------------------------------
(1)	The examples assume a $10,000 investment in the Contract which is less than the
	minimum required to purchase this Contract.

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1. THE ANNUITY CONTRACT
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This prospectus describes generally applicable provisions of the Symetra True
Variable Annuity Contract. It is designed to help you invest on a tax-deferred basis and meet long-term financial goals, such as retirement funding. The Contract provides for guaranteed income and death benefits, subject to applicable terms and conditions. You should not buy the Contract if you are looking for a short-term investment or if you cannot accept the risk of getting back less money than you put in.

The Contract is an agreement between Symetra Life and you, the Owner, where we promise to pay an income in the form of annuity payments, beginning on a date you select, or a death benefit. When you are investing money, your Contract is in the Accumulation Phase. Once you begin receiving annuity payments, your Contract is in the Income Phase.

The Contract is called a variable annuity because you can choose among the available Sub-accounts. Each Sub-account invests in a corresponding Portfolio, and you can make or lose money depending upon market conditions. The investment performance of the Sub-account(s) you select affects the value of your Contract and, therefore, affects the amount of the annuity payments available at the time of annuitization and your death benefit.

VARIATIONS
This prospectus describes the material rights and obligations under the Contract. Certain provisions of the Contract may be different from the general description in this prospectus due to variations required by state law. For example, state law may require different "free-look" periods, which is the amount of time allowed to examine the Contract and return it for a refund, and may impose different issue age limitations. The state in which your Contract is issued also governs whether or not certain riders, options,
charges or fees  are  available or will vary under your Contract.   Please
see Appendix C for a listing of general state variations as well as your Contract for specific variations applicable to you. Any state variations will be included in your Contract or in riders or endorsements attached to your Contract.

OTHER CONTRACTS
We offer other variable annuity contracts that have different features and investment options. However, these other contracts also have different charges that would affect the Sub-account performance and may not be offered
in your state.   To obtain more information about these other contracts,
contact us.

INQUIRIES
If you need more information, you can contact us at:

Contract Maintenance Office: For all written communications, including applications that are not accompanied by an initial Purchase Payment, general correspondence, and other transactional inquiries, please contact us at:

Symetra Life Insurance Company
PO Box 758545
Topeka, KS 66675

Administrative Office: For all applications that are accompanied by an initial Purchase Payment, and all subsequent Purchase Payments, please contact us at:

Symetra Life Insurance Company
PO Box 758545
Topeka, KS 66675

For Overnight Mail:
	Symetra Life Insurance Company
	200 West 6th Avenue
	Topeka, KS 66603-3704

Customer Service By Phone:     1-800-457-9015

On the Internet:   http://www.symetra.com

Transactions made through the Internet.   Certain transactions made
electronically through the Internet will be accepted if you provide us with certain identification information, such as a password or personal identification information. We will not be liable for following instructions we receive electronically through the Internet that we
reasonably believe to be genuine.   We may suspend, modify, or terminate
our electronic transaction procedures at any time.


OWNER
The Owner ("you") is as shown on the Contract application, unless changed. You, as the Owner, may exercise all ownership rights under the Contract. The Contract must be issued prior to the Owner reaching the maximum issue age as stated in the Contract. If your birthday falls between the application date and the Contract Date, we will issue the Contract based upon your age as of the application date if requested by you and subject to state regulations.

Joint Owners: A non-qualified Contract can be owned by joint Owners. Each joint Owner has equal ownership rights and must exercise those rights jointly, unless both Owners direct us otherwise in writing. Only two Owners are allowed per Contract. An Owner who is a non-natural person (e.g., a corporation or a trust) may not name a joint Owner.
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If you elected the WTB rider, any joint Owner named on the Contract must be the spouse of the Owner. For information on spousal continuation, please see "Section 8 - Death Benefit and Optional Death Benefit Rider." Any election otherwise will terminate the WTB rider elected.

Changes to Ownership: You may change the Owner or joint Owner by sending us a signed and dated request. If you designate someone else as Owner, that person must not have been older than the maximum issue age as of the Contract Date. The WTB rider will terminate if you add or replace an Owner to the Contract. Unless you specify otherwise, a change in ownership is effective as of the date you signed the notice of change, subject to any payments made or actions we may take prior to receipt of the notice.

Use care when naming joint Owners and making changes to the ownership of your Contract and consult your agent or other advisor if you have questions.

ANNUITANT
You initially name the Annuitant and any joint Annuitant on your Contract application. This designation can be changed at any time prior to the Annuity Date, unless the Contract is owned by a non-natural person (e.g., corporations or trusts). Unless you specify otherwise, a change in Annuitant is effective as of the date you signed the notice of change, subject to any payments made or actions we may take prior to receipt of the notice. Only two Annuitants are allowed per Contract. Each Annuitant must be age 85 or younger as of the Contract Date. Annuity payments must begin prior to the Annuitant reaching the maximum annuitization age as stated in the Contract. If there are joint Annuitants, the birth date of the older Annuitant will be used to determine the latest Annuity Date.

If you have not designated someone else prior to the Annuity Date, you are the Annuitant. For natural Owners, if you elected the WTB rider, the Annuitant(s) and Owner(s) must be the same at all times or the WTB rider will terminate.
For the prepaid annuity option, if the Contract is owned by a natural person, the Annuitant(s) must be the Owner(s) and cannot be changed without eliminating the guarantee provided under the prepaid annuity option.


BENEFICIARY
The Beneficiary is the person or entity that is entitled to receive a benefit as described in "Section 8 - Death Benefit and Optional Death Benefit Rider." You initially name the Beneficiary on your Contract application and can change the Beneficiary at any time (by sending a signed and dated request) unless you
have designated the Beneficiary as irrevocable.   An irrevocable Beneficiary
must consent in writing to any change. A new Beneficiary designation revokes any prior designation and is effective when signed by you. We are not responsible for the validity of any Beneficiary designation nor for any actions we may take prior to receiving and recording a Beneficiary change. After your death, the Beneficiary has the right to receive the death benefit or to change the Payee for remaining annuity payments. Thus, Beneficiaries should notify us of a death as promptly as possible.

ASSIGNMENT
You can assign the Contract unless restricted by applicable law; however, the new Owner cannot be older than the maximum issue age on the Contract Date. Assignments may result in current taxation and, if you are under age 59 1/2, a 10% tax penalty. If this Contract is assigned, we will treat it as a change of ownership and all rights will be transferred. If the WTB rider is in effect and you assign the Contract, the WTB rider will terminate. We are not bound by any assignment unless it is in writing. Assignments are effective on the date you sign the notice of assignment, subject to all payments made and actions we take before we receive a signed copy of the assignment form at our Contract Maintenance Office. We are not liable for payments made prior to receipt of an effective assignment. We are not responsible for the validity of any assignments, tax consequences, or actions we may take based on an assignmentlater determined to be invalid. Assigning the Contract or changing the Owner can have a negative impact on the death benefit. See
"Section 8 - Death Benefit and Optional Death Benefit Rider."


If your Contract is an Individual Retirement Annuity ("IRA") or otherwise issued in connection with a tax-qualified retirement plan, your ability to assign the Contract may be limited.
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2. PURCHASE
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PURCHASE PAYMENTS
If you are age 85 or younger, you may purchase a Contract with a minimum initial Purchase Payment of $25,000. Additional Purchase Payments of $1,000
or more ($250 if made electronically) may be added at anytime during the
Accumulation Phase.   We may reduce the minimum Purchase Payment requirements
under certain circumstances.    For IRAs and Roth IRAs, because the minimum
initial Purchase Payment we accept exceeds the annual contribution limits for IRAs and Roth IRAs, your initial Purchase Payment must include a rollover contribution.
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We will not accept, without our prior approval, aggregate Purchase Payments in excess of $2 million dollars.

Purchase Payments should be made payable to Symetra Life Insurance Company and must be made in a form acceptable to us. You may choose to make Purchase
Payments:

	-	By personal check; or
	-	By wire transfer.

We will not accept Purchase Payments made in the following forms:

	-	Cash;
	-	Credit cards; and
	-	Money orders or travelers checks.

We reserve the right to not accept third-party checks, however, in some circumstances and at our discretion, we may accept third-party checks that are from a rollover or transfer from other financial institutions.


Initial Purchase Payments. Your initial Purchase Payment must be forwarded to our Administrative Office and is normally credited to your Contract within two Business Days of our receipt at our Administrative Office. If your initial Purchase Payment is not in Good Order, we will contact you to get the necessary information. If we cannot get all the required information within five Business Days, we will either return your initial Purchase Payment or get permission to keep it until we have received the necessary information. However, if the necessary information is not received after 15 Business Days, we will reject your application and return the initial Purchase Payment to you. In most situations, your Contract Date is the date your application and initial Purchase Payment are received in Good Order.

We reserve the right to refuse any application or initial Purchase Payment. If we refuse an application or any Purchase Payment, we will return it to you within five Business Days.

We will not deem an application that is accompanied by an initial Purchase Payment sent to any other office besides our Administrative Office as received by us until it reaches our Administrative Office.

Additional Purchase Payments. Additional Purchase Payments may be made at any time by sending them to our Administrative Office and should include your account number. Additional Purchase Payments received in Good Order and mailed to our Administrative Office will be credited to your Contract on the same Business Day as received by us. However, any Purchase Payment received after the end of a Business Day will be credited the next Business Day.

We will not deem Purchase Payments sent to any other office besides our Administrative Office as received by us until they reach our Administrative Office. Each Purchase Payment is subject to acceptance and approval by us.

We reserve the right to refuse any Purchase Payment that is over $2 million dollars; that aggregated with previous Purchase Payments, exceeds $2 million dollars; that does not meet our minimums; that is not in Good Order; that we determine is made for market timing purposes; or is otherwise contrary to law for Symetra Life to accept.

ALLOCATION OF PURCHASE PAYMENTS
You tell us how to apply your initial Purchase Payment by specifying your desired allocation among the available Sub-accounts on the Contract application. Unless you tell us otherwise, subsequent Purchase Payments will be allocated in the same proportion as your most recent Purchase Payment (unless that was a Purchase Payment you directed us to allocate on a one-time-only basis). You may change the way subsequent Purchase Payments are allocated by providing us with written instructions, by telephoning us or electronically by the Internet if we have your written authorization to accept telephone or Internet instructions. See "Section 5 - Transfers Among the Sub-accounts."

ACCUMULATION UNITS
Your Contract Value will go up or down depending upon the investment performance of the Sub-account(s) you choose. In order to keep track of this, we use a unit of measure called an Accumulation Unit.

We calculate the value of an Accumulation Unit for each Sub-account at the time the NYSE closes each day, which is generally 4:00 Eastern Standard Time. To determine the current Accumulation Unit value, we take the prior Business Day's Accumulation Unit value and multiply it by the net investment factor for the current day. Changes in the Accumulation Unit value reflect the investment performance of each Sub-account as well as the deductions for the mortality and expense risk charge, Sub-account fund facilitation fee and taxes. The value of an Accumulation Unit will usually go up or down from day to day.

The net investment factor is used to measure the daily change in the Accumulation Unit value for each Sub-account. The net investment factor for any Sub-account for any Valuation Period is determined by dividing (1) by (2) and subtracting (3) where:

	1.	is the net asset value per share of the applicable Portfolio
		held in the Sub-account determined as of the end of the current Valuation Period, plus the per-share amount of any dividend or capital gain distributions made by the Portfolio on shares held in the Sub-account if the ex-dividend date occurs during the current Valuation Period;

	2.	is the net asset value per share of the Portfolio held in the
		Sub-account determined at the end of the prior Valuation
		Period;

	3.	is a daily factor representing the mortality and expense risk
		charge, the Sub-account fund facilitation fee and any taxes or amounts set aside as a reserve for taxes attributable to the applicable Contracts, expressed as a percentage of the total net assets of the Sub-account adjusted for the number of days in the Valuation Period.

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When you make Purchase Payments or transfers into a Sub-account, we credit your Contract with Accumulation Units. We determine the number of Accumulation Units to credit by dividing the amount of the Purchase Payment allocated to a particular Sub-account by the value of the Accumulation Unit
for that particular Sub-account.   If we receive a Purchase Payment before the
close of business on a Business Day, we will use that day's Accumulation Unit value. If we receive a Purchase Payment after the close of business on a Business Day, we will use the following day's Accumulation Unit value.

	Example: Assume that we receive a $10,000 Purchase Payment from you. You have told us you want this to go to the Fidelity VIP Mid Cap Sub-account. At the end of the Business Day that we received the Purchase Payment, we determine that the value of an Accumulation Unit for the Fidelity VIP Mid Cap Sub-account is $34.12. We then divide $10,000 by $34.12 and credit your Contract on that night with
	293.10 Accumulation Units for the Fidelity VIP Mid Cap Sub-account.

We process withdrawals and transfers of Contract Value from a Sub-account in a similar manner using the applicable Accumulation Unit value for the Sub-accounts involved in the transaction. A withdrawal involves the deduction of Accumulation Units of the Sub-accounts from which the withdrawal is taken. Transfers involve the deduction of Accumulation Units of the Sub-accounts from which the transfer is taken and the crediting of Accumulation Units of the Sub-accounts to which the transfer is made.

RIGHT TO EXAMINE
You may cancel the Contract without charge by returning it to us or to your registered representative within the period stated on the front page of your Contract. We include a refund of all charges that may have been deducted from your Contract if you cancel your Contract during this period. This period will be at least 10 days (or longer in some states). You will receive your Contract Value plus the refund of all charges. If the Contract is a replacement of another insurance or annuity contract, you may return the Contract within 30 days from the date you received it, and receive a refund of the Contract Value plus any fees or charges deducted under the Contract. Because of the market risks associated with investing in the Sub-accounts, the Contract Value returned may be more or less than the Purchase Payments you have paid. In some states, we may be required to return to you the amount of the Purchase Payments paid to us. In this case, Symetra Life will be subject to the investment risk. When we are required to guarantee a return of Purchase Payments, we will apply amounts designated for the Sub-accounts to the money market Sub-account available under the Contract until the expiration of the right to examine period. These amounts will then be allocated in the manner you selected unless you have canceled the Contract. For a state-by-state description of material variations of this Contract, including the right to examine period, see Appendix C later in this Prospectus.

For Contracts purchased as an IRA and returned to us within seven days after you receive it, Symetra Life will refund the greater of your Contract Value or your Purchase Payments. During this seven-day period, we will allocate the Purchase Payments designated for the various Portfolios to the then available money market Portfolio. After seven days, your state's right to examine provision, as shown in your Contract, will continue to apply. If your state's right to examine provision is longer than seven days and requires a return of Purchase Payment, we will continue to allocate Purchase Payments to the then available money market Portfolio offered under your Contract until the right to examine period expires. Upon the expiration of the seven-day period or the right to examine period as stated on your Contract (for those states that have a free look provision longer than seven days and require a Return of Purchase Payment), Purchase Payments will then be allocated in the manner you selected unless you have cancelled the Contract.

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3. ANNUITY PAYMENTS (INCOME PHASE)
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During the Income Phase, the Payee will receive payments from your annuity.
The annuity option you select will determine, among other things, the annuity
payment start date and frequency.   Switching to the Income Phase is
irrevocable. Once you begin receiving annuity payments, you cannot switch back to the Accumulation Phase. Once the Income Phase begins, you cannot add Purchase Payments, make withdrawals, change or add an Annuitant, or change the annuity option. When the entire Contract Value has been annuitized, no death benefit will be applicable. If you transfer the right to receive annuity payments to someone else, there may be gift and income tax consequences. If premium taxes are required by state law, these taxes will be deducted from your Contract Value before the annuity payments are calculated.

ANNUITY DATE
Generally, the Income Phase will start no later than the date the oldest Annuitant attains age 95, but may be earlier for certain qualified Contracts or if required by law. We will send notice to you prior to the scheduled Annuity Date and request that you verify all the information we currently have on file. At this time, you may request a different Annuity Date, including a date later than the scheduled Annuity Date. The new Annuity Date may not be ater than the 101st birthday of the oldest Annuitant. Any extension of an Annuity Date is subject to our approval. Any extension of the Annuity Date past age 95 will require a termination of the WTB rider, if elected, prior to our approval of the extension.

PARTIAL ANNUITIZATION
You may choose to annuitize a portion of your Contract Value. In this situation, your Contract Value will be divided into two parts. The non-annuitized portion would remain in the Accumulation Phase, while the annuitized portion would be moved to the Income Phase. The amount of the Contract Value you choose to apply to an annuity option will be treated as a withdrawal and impact the death benefit and the amount payable under any optional death benefit rider as shown in Appendix E.

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Caution should be exercised in choosing to annuitize a portion of Contract
Value. Also, if this is a qualified Contract, you may need to meet required minimum distribution rules, which can be quite complex. Before choosing to annuitize all or a portion of your Contract Value, you should consult your tax advisor. See "Section 9 - Taxes" for more information.

BASIC ANNUITY OPTIONS
Under the basic annuity options, you can switch to the Income Phase at any time by notifying us in writing at least 30 days prior to the date that you want annuity payments to begin. You name the Payee when you elect an annuity option and you may change the Payee designation at any time by writing to us. You may select or change a basic annuity option at any time prior to switching to the Income Phase by completing an election form that you can request in writing or by phone from us or by downloading the form from our web site.

ANNUITY PAYMENTS UNDER THE BASIC ANNUITY OPTIONS
Basic annuity payments will be made on a fixed basis and the dollar amount of the annuity payments will not vary with investment performance. Your Contract contains the Guaranteed Fixed Annuity Purchase Rate Table we use to determine the amount of your annuity payments under all basic life annuity options. We determine the amount of your annuity payments by dividing your Contract Value being annuitized by the amount shown in the table for your age and annuity option selected. The table factors in an assumed effective interest rate of 1.0%. Payout rates will never be less than those shown in your Contract but if current rates are more favorable to you, we will determine your annuity payments based upon the more favorable rates.

You may choose one of the basic annuity options listed below or any other option you want and that we agree to provide. The amount of each annuity payment depends on many factors including the guarantees, if any, under the basic annuity option you choose, the frequency of annuity payments, the Annuitant's age at the time you switch to the Income Phase, and, under some Contracts, the Annuitant's sex. If you choose a life annuity option, the number of annuity payments the Payee receives depends on how long the Annuitant lives, not the Annuitant's life expectancy. The available basic annuity options are as follows:

	Life Annuity. The Payee receives annuity payments as long as the Annuitant is living. Annuity payments stop when the Annuitant dies. There is no minimum number of payments with this option.

	Life Annuity with Guaranteed Period. The Payee receives annuity payments for the longer of the Annuitant's life or a guaranteed period, as selected by you and agreed to by us. The amount of the annuity payments may be affected by the length of the guaranteed period you select. A shorter guaranteed period will result in higher annuity payments during the Annuitant's life and fewer or no remaining guaranteed payments to the Payee. A longer guaranteed period will result in lower annuity payments. If the Annuitant dies before the guaranteed payments have been made, the remaining payments will be made to the Payee. Annuity payments stop on the later of the date the Annuitant dies or the date the last guaranteed payment is made.

	Joint and Survivor Life Annuity. The Payee receives annuity payments as long as either Annuitant is living. After either Annuitant dies, the Payee receives a specified percentage of each annuity payment as long as the other Annuitant is living. You name the joint Annuitant, Payee and payment percentages at the time you elect this option and they cannot be changed once the Income Phase begins. Choosing lower percentages to be paid after the death of either Annuitant results in higher payments while both Annuitants are living. Annuity payments stop the later of the date the Annuitant dies or the date the joint Annuitant dies.

	Joint and Survivor Life Annuity with Guaranteed Period. The Payee receives annuity payments for the longer of the Annuitant's life, the joint Annuitant's life or a guaranteed period, as selected by you and agreed to by us. The full benefit amount will continue to be paid to the Payee until the later of the first death of either the Annuitant or joint Annuitant and the end of the guaranteed period.
	If only one Annuitant is alive when the guaranteed period ends, a percentage of the payment amount will continue to be paid to the Payee. You name the joint Annuitant, Payee and payment percentages at the time you elect this option. The joint Annuitant and payment percentages cannot be changed once the Income Phase begins. Choosing lower percentages to be paid after the death of either Annuitant results in higher payments while both Annuitants are living.
	Annuity payments stop the later of the date the Annuitant dies, the joint Annuitant dies or the date the last guaranteed payment is made.

	Period Certain Annuity. The Payee receives annuity payments for a guaranteed period of time, as selected by you and agreed to by us. This guaranteed period may not exceed the Annuitant's life expectancy. This option does not guarantee payments for the rest of the Annuitant's life. If your Contract is a qualified Contract, period certain payments without a life contingency may not satisfy minimum required distribution rules. Annuity payments stop at the end of the guaranteed period. Consult a tax advisor before electing this option.

If you do not choose an annuity option at least 30 days before the latest Annuity Date specified in your Contract, we will make annuity payments under the Life Annuity with Guaranteed Period using a guaranteed period of 10 years.
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You may choose to have annuity payments made on a monthly, quarterly, semi-
annual or annual basis. If state law allows, we may choose to distribute your Contract Value in a lump sum if it is equal to or less than $2,000 or monthly annuity payments would be less than $20. We also reserve the right to change the payment frequency if payment amounts would be less than $250. You may elect to have payments delivered by mail or electronically transferred to a bank account.

Proof of Age or Sex. We may require proof of age or sex before beginning annuity payments under any basic annuity option based on life or life expectancy. If the age or sex of any Annuitant has been misstated, annuity payments will be based on the corrected information. Underpayments will be made up in a lump sum with the next scheduled payment. Overpayments will be
deducted from future payments until the total is repaid.   We will credit
interest on underpayments but will not charge interest on overpayments. We may require evidence satisfactory to us that an Annuitant is living before we make any payment.

PREPAID ANNUITY OPTION
The prepaid annuity option is a life annuity that provides guaranteed annual lifetime annuity payments beginning on the Income Payment Start Date. The primary advantage of choosing the prepaid annuity option over another annuity option is to lock in the $1 of annual lifetime annuity income per Prepaid Annuity Sub-account Accumulation Unit at the time you invest in the Prepaid Annuity Sub-account. In order to have the prepaid annuity option available to you, your Contract Value or a portion of your Contract Value must be allocated to a Prepaid Annuity Sub-account on the corresponding Portfolio's Portfolio Termination Date. Prior to the Portfolio Termination Date, you must elect to annuitize your Contract Value or a portion of your Contract Value allocated to the maturing Prepaid Annuity Portfolio's corresponding Prepaid Annuity Sub-account. If you elect to begin annuity payments under this option, each Accumulation Unit attributable to a Prepaid Annuity Sub-account will purchase one dollar of guaranteed annual lifetime income. Under this annuity option, the Payee receives annuity payments so long as the Owner is living on the Income Payment Start Date, and they continue until the Owner dies. Additional terms and conditions are described below.

Designation of Owner and Annuitant: You, as the Owner, are the life upon which the guaranteed annual lifetime annuity payments will be based. For purposes of this annuity option, you must be the Annuitant, and you cannot designate someone else as the Annuitant. For Contracts owned by a non-natural person,
the Annuitant is the person on whose life payments are based.   If the Contract
is owned by joint Owners, you must designate one of the Owners as the life upon which annuity payments under this option will be based. This designated Owner's birth year must fall within the birth year range of the corresponding Prepaid Annuity Portfolio, and the guaranteed income will be based on that Owners' life. See Appendix B for the current list of Prepaid Annuity Portfolios and applicable birth year ranges.

Accumulation Units. As with other Sub-accounts, the investment performance of the Prepaid Annuity Sub-account(s) will cause your Contract Value to go up or down. In order to keep track of this, we use a unit of measure called an Accumulation Unit. When you make Purchase Payments or transfers into a Prepaid Annuity Sub-account, we credit your Contract Value with Accumulation Units.
On the Portfolio Termination Date of the maturing Portfolio, any Accumulation Units attributable to the corresponding Prepaid Annuity Sub-account will purchase one dollar worth of annual income beginning on the Income Payment Start Date if you choose to annuitize under this option. For example, if you own 5,000 Accumulation Units on the Portfolio Termination Date, you will receive a $5,000 payment each year for the rest of your life. Fractional shares provide a fractional payment. If you own 2,555.50 shares, you will receive a $2,555.50 payment each year for the rest of your life. However, if your birth year does not correlate to the underlying Portfolio of the Prepaid Annuity Sub-account in which you are invested, the prepaid annuity option will not be available to you. Any Accumulation Units attributable to the Prepaid Annuity Sub-accounts will be valued using the net investment factor described under "Section 2 - Accumulation Units." Please see Appendix D for an example of how Accumulation Units are credited and deducted for this option.

Prior to the Portfolio Termination Date of a Prepaid Annuity Portfolio, amounts allocated to that Prepaid Annuity Sub-account are fully redeemable and transferable. Any withdrawals or transfer from the Prepaid Annuity Sub-account will reduce the number of Accumulation Units and reduce the annuity payment. Similarly, additional allocations or transfers to the Prepaid Annuity Sub-accounts will increase the number of Accumulation Units and will increase the amount of the annuity payments that you may receive if you elect the prepaid annuity option.

For more information on how we determine the number of Accumulation Units to credit and deduct from your Contract Value, see "Section 2 -
Accumulation Units."

Portfolio Termination Date.   We will send you notice 90 days prior to the
Portfolio Termination Date of the Prepaid Annuity Sub-account's corresponding Portfolio in which you are invested. You must either elect to apply the entire Contract Value invested in the Prepaid Annuity Sub-account's corresponding Portfolio to the prepaid annuity option or transfer the entire Contract Value invested in that Prepaid Annuity Sub-account to any other Sub-accounts available under the Contract. If you do not respond to our notice or you do not choose to annuitize upon the Portfolio Termination Date and have not provided transfer instructions, your Contract Value invested in the Prepaid Annuity Sub-account will be transferred to the money market Sub-account available under the Contract. If the notice is returned to us as undeliverable, we will attempt to locate a current address for you by contacting your registered representative and using public databases. If we do not locate you prior to the Portfolio Termination Date, your Contract Value invested in the Prepaid Annuity Sub-account will be transferred to the money market Sub-account available under the Contract.

If you choose to annuitize under the prepaid annuity option but annuity payments under the Life Annuity Option as described above under "Section 3 - Basic Annuity Options", would be greater, we will make annuity payments under the Life Annuity Option instead.

If you die prior to the Portfolio Termination Date, the guaranteed annual lifetime income will no longer be applicable and the death benefit payable under your Contract will be the death benefit as described under "Section 8 - Death and Optional Death Benefit Rider," unless any surviving joint owner's birth year falls within the Portfolio's birth year range.

If any Prepaid Annuity Sub-account becomes unavailable or is otherwise closed to new Purchase Payments, then you will not lose the benefit of the prepaid annuity option. Your Accumulation Units invested in any Prepaid Annuity Subaccount will remain outstanding. You will have the option to elect to receive annual lifetime income equal to $1 for each Accumulation Unit then outstanding and your annuity payments will start on the Income Payment Start Date determined by the original Portfolio Termination Date.

Proof of Age. Prior to the Portfolio Termination Date, we will require proof that the designated Owner's birth year is within the birth year range of the particular Prepaid Annuity Sub-account's corresponding Portfolio. If you are not in the birth year range of the maturing Prepaid Annuity Portfolio, the guarantee does not apply and you can choose to do one of the following:

	-	transfer the entire Contract Value invested in the Prepaid
		Annuity Sub-account corresponding to the maturing Prepaid Annuity Portfolio to a Prepaid Annuity Sub-account appropriate for the designated Owner's age; or
	-	transfer the entire Contract Value invested in the Prepaid
		Annuity Sub-account corresponding to the maturing Prepaid Annuity Portfolio to any Standard Sub-account available under the Contract.

If you transfer the entire Contract Value invested in the Prepaid Annuity Sub-account corresponding to the maturing Prepaid Annuity Portfolio to any Standard Sub-account available under the Contract, the prepaid annuity option will no longer be available to you. If you later choose to annuitize all or a portion of your Contract Value, the basic annuity options will be available to you. If you do not provide us with instructions, your Contract Value invested in the Prepaid Annuity Sub-account will be transferred to the money market Sub-account available under the Contract.

Income Payment Start Date. If you have elected the prepaid annuity option, annuity payments will begin on the Income Payment Start Date and continue annually on the anniversary of this date until your death. On the Portfolio Termination Date, we will determine the number of Prepaid Annuity Sub-account Accumulation Units you have. On the Income Payment Start Date and every anniversary of that date until your death, we will make an annuity payment to you equal to one dollar for each Accumulation Unit of the applicable Prepaid Annuity Sub-account you held on the Portfolio Termination Date. For example, if on the Portfolio Termination Date you have 10,000 Accumulation Units, we will pay you $10,000 on the Income Payment Start Date and every anniversary of
that date until your death.   Once started, annuity payments will continue
until your death. There is no minimum number of payments with this option, which means you could receive no payment if you die after the Portfolio Termination Date but before the Income Payment Start Date.

Annuity payments made under the prepaid annuity option are made on an annual
basis.   You may elect to have payments delivered by mail or electronically transferred to a bank account.

Availability. The prepaid annuity option will only be available to you, if you meet the following conditions:

	-	on the Portfolio Termination Date you are invested in a
		Prepaid Annuity Sub-account corresponding to the maturing Prepaid Annuity Portfolio and your birth year is in the birth year range for that Sub-account's corresponding Prepaid Annuity Portfolio;
	-	you elect to begin payments under the prepaid annuity option
		prior to the Portfolio Termination Date; and
	-	you are alive on the Portfolio Termination Date.

If any of the above conditions are not met, the prepaid annuity option will not be available to you. The basic annuity options described above may still apply and be available to you.

Important Information. There are several important points to consider before investing in the Prepaid Annuity Sub-accounts and electing the prepaid annuity option:

	-	The prepaid annuity option only applies to the portion of
		your Contract Value invested in the Prepaid Annuity Sub-accounts. You alternatively could invest in any other Standard Sub-account we offer, and select another basic annuity option at a future date when you are ready to annuitize all or a portion of your Contract Value.

	-	Withdrawals and transfers out of the Prepaid Annuity
		Sub-accounts will reduce the number of Accumulation Units
		held in the Prepaid Annuity Sub-accounts. Thus, withdrawals and transfers may significantly reduce or eliminate the value of the annuity payment.
	-	The prepaid annuity option is only available to an Owner
		1) who has allocated Contract Value to a Prepaid Annuity Sub-account; and 2) whose birth year meets the birth year range of the underlying Portfolio for that corresponding Prepaid Annuity Sub-account.
	-	The prepaid annuity option is a life only option based upon a
		single life. You should consider all annuity options before selecting the prepaid annuity option or investing in any Prepaid Annuity Sub-account. Other annuity options may be more suitable for you.
	-	Contract Value invested in the Portfolios corresponding to the
		Prepaid Annuity Sub-accounts will be subject to market risk like any other Sub-account offered by this prospectus.

The prepaid annuity option requires you to invest in the Prepaid Annuity Sub-accounts, which in turn invest in the Symetra Pension Reserve Funds (also the "Funds") managed by our affiliate, Symetra Investment Management, Inc. ("SIMI"). Each of the Symetra Pension Reserve Funds has a termination date and birth year range that correlates with the date when an investor born in that birth year range anticipates applying his or her accumulated value to the purchase of a lifetime annuity. The Symetra Pension Reserve Funds seek investment returns that would provide an amount on the Fund's respective termination date approximately equal to the then present value of the specified annual lifetime annuity payments we guarantee under the Contract if, among other things, your birth year falls within the birth year range identified in the Fund's name. Therefore, to the extent the Symetra Pension Reserve Portfolios achieve their investment objective, we will be able to meet our guarantee obligations under the prepaid annuity option without drawing upon other resources. Conversely, to the extent that any Symetra Pension Reserve Portfolio falls short of achieving its investment objective, we will be required to use our other resources to meet our guarantee obligations under the prepaid annuity option.
As a result, although our interests are generally aligned with the investment objective of each Symetra Pension Reserve Portfolio, our interests could conflict with such investment objective to the extent that a Symetra Prepaid Annuity Portfolio takes on risks in order to seek returns in excess of the returns necessary to achieve its investment objective.

================================================================================
4. SUB-ACCOUNT OPTIONS
================================================================================
SUB-ACCOUNT OPTIONS
During the Accumulation Phase, you may allocate your Purchase Payments and Contract Value to any of the Sub-accounts available under the Contract. Each Sub-account invests exclusively in the shares of one underlying Portfolio that has its own investment objective. The Portfolios are not offered directly to the public, but are available to life insurance companies and their separate accounts as investment options for variable annuity and variable life insurance contracts and to qualified plans.

A list of each Portfolio, its investment objective, and its investment advisor is listed under Appendix B. There is no assurance that any of the Portfolios will achieve their stated objectives. You can find more detailed information about the Portfolios, including a description of risks and expenses, in the prospectuses for the Portfolios, which can be obtained without charge by contacting our Contract Maintenance Office. You should read those prospectuses carefully before investing. If you have received a summary prospectus for any of the Portfolios listed in Appendix B, please follow the instructions on the first page of the summary prospectus to obtain a copy of the full Portfolio prospectus.

Currently we do not assess a Sub-account fund facilitation fee under the Contract. However, we reserve the right to impose a Sub-account fund facilitation fee on Contract Value allocated to certain Sub-accounts. See "Section 7 - Charges and Expenses" for more information.

In addition to selling shares to the Separate Account, the Portfolios may sell shares to other separate accounts of other insurance companies to support variable annuity contracts and variable life insurance policies and to qualified plans. It is possible that, in the future, it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts of life insurance companies to invest simultaneously in the Portfolios. Currently, neither we nor the Portfolios foresee any such disadvantages. The Portfolios must monitor events to identify material conflicts between such owners and determine what action, if any, should be taken. In addition, if we believe a Portfolio's response to any of those events conflicts with or insufficiently protects Contract Owners, we will take appropriate action. For more information about the risks associated with the use of the same funding vehicle for both variable annuity contracts and variable life insurance policies of various insurance companies and/or qualified plans, see the prospectuses of the Portfolios that are available upon request if they do not accompany this prospectus.

The investment performance for the Portfolios may differ substantially from publicly traded mutual funds with similar names and objectives. There can be no assurance, and we make no representation, that the investment performance of the Portfolios will be comparable to any other Portfolio, even those with the same investment objectives and policies and advisor or manager. Certain Portfolios available through the Contract have names similar to funds not available through the Contract. The performance of a fund not available through the Contract does not indicate performance of a similarly named Portfolio available through the Contract. Differences in fund size, actual investments held, fund expenses, and other factors all contribute to differences in fund performance. For all these reasons, you should expect investment results to differ.

Please note that there can be no assurance that any money market portfolio will be able to maintain a stable net asset value per share. During extended periods of low interest rates, and due in part to Contract fees and expenses, the yields of any Sub-account investing in a money market portfolio may also become extremely low and possibly negative.

SHORT TERM REDEMPTION FEES
Certain Sub-accounts invest in Portfolios that impose a short term redemption fee. Those Portfolios are: Fidelity VIP Energy Portfolio, Fidelity VIP
Financial Services Portfolio, and the Fidelity VIP Technology Portfolio.   An
Owner who chooses to redeem Accumulation Units of Sub-accounts invested in any of these Portfolios will be subject to a 1.00% short-term trading fee if the Accumulation Unit has been held for less than 60 days. For this purpose, Accumulation Units held longest will be treated as being redeemed first and Accumulation Units held shortest as being redeemed last.

Redemption fees will be incurred when you withdraw Contract Value invested in one of the Sub-accounts or you transfer Contract Value out of one of these Sub-accounts. The fee applies to both one-time transactions, scheduled transfers and withdrawals involving the Sub-accounts. The redemption fee will not apply to deductions from your Contract Value to pay the mortality and expense risk charge or other charges under the Contract. The redemption fee will also not apply to annuity payments or to any other transactions the applicable Portfolio or Symetra LIfe designates as exempt.

Redemption Fee Example 1: Assume you allocate Contract Value to the Fidelity VIP Energy Sub-account and we credit your Contract with 100 Accumulation Units
of that Sub-account.   Further assume that 58 days later you  make a transfer
out of the Fidelity VIP Energy Sub-account redeeming 50 Accumulation Units and the value of those 50 Accumulation Units is equal to $500. We would assess a redemption fee equal to 1% of $500. The redemption fee would be equal to $5.00 (1% of $500).

Redemption Fee Example 2: Assume you allocate Contract Value to the Fidelity VIP Energy Sub-account and we credit your Contract with 100 Accumulation Units
of that Sub-account.   On day 50, you allocate additional Contract Value to
the Fidelity VIP Energy Sub-account and we credit your Contract with another
50 Accumulation Units of that Sub-account.   Further assume, on day 65, you
make a transfer out of the Fidelity VIP Energy Sub-account redeeming 125 Accumulation Units and the value of each Accumulation Unit is $10.

The first step is to determine which Accumulation Units are redeemed. Using the first-in, first-out rule, all 100 Accumulation Units purchased on day one are redeemed, and 25 of the 50 Accumulation Units purchased on day 50 are redeemed. The 100 Accumulation Units purchased on day one are not subject to the redemption fee, but the 25 Accumulation Units purchased on day 50 are subject to the fee. The value of the Accumulation Units subject to the redemption fee is $250 (25 units at $10 per unit). The redemption fee is $2.50 (1% of $250). We would deduct this amount from the withdrawal and transfer the remaining amount as instructed.

CHANGES TO THE SUB-ACCOUNTS
We reserve the right to add, combine, restrict, or remove any Sub-account under your Contract. If any shares of the Portfolios are no longer available, or if in our view no longer meet the purpose of the Contract, it may be necessary to substitute shares of another Portfolio. New or substitute Portfolios may have different fees and expenses and their availability may be limited to certain classes of purchasers. It may also be necessary to close a Sub-account to allocations of new Purchase Payments by existing or new Contract Owners and we reserve the right to do so at any time and in our discretion. Sub-accounts which may be added as investment options under your Contract may, pursuant to the investment objective of the corresponding Portfolio, have periods during which investing may be restricted, have a Portfolio Termination Date, and automatically liquidate. We will seek prior approval of the SEC (to the extent required by law) and give you notice before making any changes to the Sub-accounts.

COMPENSATION WE RECEIVE FROM PORTFOLIOS
We have agreements with each of the Portfolio advisors or their affiliates that describe the administrative practices and responsibilities of the parties.
We receive compensation from some or all of the Portfolios or their investment advisors, administrators, and/or distributors (or their affiliates) in connection with administrative or other services provided by us with respect to the Portfolios. We may use this compensation for any purpose, including paying expenses that we incur in promoting, issuing, distributing and administering the Contract. We also receive this compensation for providing services to Contract Owners invested in the Portfolios on behalf of the Portfolios. The amounts we receive, if any, may be different for different Portfolios, and usually depends on how much we have invested in the applicable Portfolio. The compensation amount is typically determined by multiplying a specified annual percentage rate by the average net assets held in that Portfolio for the variable annuity contracts and variable life insurance policies issued by us that offer that particular Portfolio. Currently, the maximum percentage rate we receive for any Portfolio offered under this Contract is 0.30%. Some investment advisors, administrators, and/or distributors may pay us less; some do not pay us any such compensation.

The compensation we receive is paid by the advisor or its affiliate out of profits which may include fees the advisor deducted from fund assets or from the advisor's (or its affiliate's) other sources of revenue. You will bear the costs of these fees indirectly through your investment in the Sub-accounts that invest in these Portfolios. You may obtain a list of such fees that we receive by contacting us at our Contract Maintenance Office. The compensation that we receive may be significant and we may profit from this compensation.

When determining which Portfolios to offer in our variable Contracts, we consider the Portfolios' name recognition, investment objective, performance, expenses and reputation. We also consider the amount of compensation that we receive from the Portfolios, their advisors, or their distributors. We review our Portfolios periodically. Based upon our review, we may remove or restrict allocation of additional Purchase Payments and/or transfers of Contract Value to a Portfolio if the Portfolio no longer meets one or more of the criteria or other criteria we set from time to time at our sole discretion. We do not recommend any particular Portfolio, and we do not provide investment advice.

Compensation for selling the Contracts is set by Symetra Life. Currently we do not pay any compensation directly to broker-dealers selling this Contract but may pay compensation to wholesalers. See "Section 10 - Other Information - Distribution (Principal Underwriter)" for more information.

VOTING RIGHTS
Symetra Life is the legal owner of the Portfolios' shares. However, when a Portfolio solicits proxies in connection with a shareholder vote, we are required to ask you for instructions as to how to vote those shares. You, or the Beneficiary of your Contract, will have the right to give voting instructions and we will vote shares in accordance with the instructions we receive from you. We vote Portfolio shares for which no timely instructions are received in proportion to the voting instructions that are received with respect to that Portfolio. For this reason, a small number of contract owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right.

================================================================================
5. TRANSFERS AMONG THE SUB-ACCOUNTS
================================================================================
During the Accumulation Phase you can transfer money among the Sub-accounts 25 times per Contract Year free of charge. Each additional transfer in excess of this limit will have a charge of $25. The Contract allows Symetra Life to waive transfer charges for any transfer made using systematic transfer strategies. Currently, the systematic transfer strategies under which we waive transfer charges are dollar cost averaging, Sub-account rebalancing and customized transfer instructions. These are described in more detail under
"Scheduled Transfers".   All transfers occurring on the same Business Day
will be counted as a single transfer for purposes of assessing the $25 transfer charge.

	Example: Assume that your Contract Date is January 1st and you make 5 transfers each Contract Month. Your transfers through May would be free of charge. In June, because you exceeded the limit of 25 free transfers per Contract Year, you would incur a $25 transfer charge for each transfer made during the remainder of that Contract Year.

--------------------------------------------------------------------------------------------------------------------
			Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
--------------------------------------------------------------------------------------------------------------------
Transfers Per Month 	5	5	5	5	5	5	5	5	5	5	5	5
Contract Year Total	5	10	15	20	25	30	35	40	45	50	55	60
Transfer Charge		$0	$0	$0	$0	$0	$125	$125	$125	$125	$125	$125	$125
--------------------------------------------------------------------------------------------------------------------

The minimum amount you can transfer out of any Sub-account at one time is $500, or your entire Contract Value invested in the Sub-account if less.
If a transfer will result in the remaining balance in a Sub-account being less than $500, you must transfer the entire amount out of the Sub-account.

================================================================================
TRANSFER TRANSACTIONS AVAILABLE
================================================================================
We may accept transfers by signed written request or at our discretion, by telephone, or, if available, electronically by the Internet. Each transfer must identify:

	-	your Contract number;
	-	the amount of the transfer; and
	-	which Sub-accounts are affected.

We cannot process your transfer request until we have received the request at our Contract Maintenance Office. Transfer requests will be effective and valued on the Business Day they are received by us in Good Order.

Transfers by telephone will be accepted if we have properly signed authorization on record. You may authorize someone else to make transfers by telephone on your behalf. Symetra Life will not be liable for any failure to question or challenge such request for transfer as long as there is a valid signed authorization on record at Symetra Life.

Transfers by Internet will be accepted if you provide us with certain identification information, such as a password or personal identification information. However, we do not accept transfer requests sent by e-mail. Transfer instructions you send electronically through the Internet are considered to be received by us at the time and date stated on the electronic acknowledgement we return to you. If you do not receive an electronic acknowledgement, you should telephone us as soon as possible.

Although we use reasonable procedures, including recording all telephone instructions and requiring certain personal information to prevent unauthorized account access, we cannot assure you that telephone or Internet activity will be completely secure or free of delays or malfunctions. If you choose to make transfers by telephone or Internet, you must be willing to assume the risk of loss that may occur despite our reasonable efforts to verify identity. We are not responsible for the negligence or wrongful acts of third parties.

We cannot guarantee that telephone transactions will always be available.
For example, our offices may be closed during severe weather emergencies, or there may be interruptions in telephone service beyond our control. Moreover, if the volume of calls is unusually high, we may not have someone immediately available to receive your request.

Likewise, we cannot guarantee that online transactions processed via the Internet will always be possible. Telephone and computer systems, whether yours, your Internet service provider's, your representative's, or Symetra Life's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request.

You also should protect your identification information because self-service options will be available to anyone who provides your identification information. We will not be able to verify that the person using your personal information and providing instructions is you or a person authorized by you.

SCHEDULED TRANSFERS
During the Accumulation Phase, you can choose among several systematic transfer strategies that are available at no charge. We refer to these systematic transfer strategies as "scheduled transfers" and they will not count against your free transfer limit as discussed above. We may impose restrictions on the number of scheduled transfers that can be initiated during each Contract Year or on the Sub-accounts available for scheduled transfers. If such restrictions are imposed or we change the Sub-accounts available, we will notify you in writing. We reserve the right to restrict or remove any of the schedule transfer options available.

	Dollar Cost Averaging. This strategy is designed to achieve a lower average cost per Accumulation Unit over time. It does not assure a profit or protect against a loss. If your balance in a Sub-account is at least $5,000, you can systematically transfer set amounts of at least $500 each month or quarter from that Sub-account to any of the other Sub-accounts. If you choose to transfer amounts among more than one Sub-account, transfers into each Sub-account must be at least
	$50. Dollar cost averaging cannot be used to transfer money out of the Prepaid Annuity Sub-accounts. Once started, dollar cost averaging will continue until you instruct us to stop or all money has been transferred out of the Sub-account designated as the source of the scheduled transfer.

	Sub-account Rebalancing. After your money has been invested, the investment performance of the Sub-accounts may cause the percentage in each Sub-account to change from your original allocations. You can instruct us to adjust your investment in the Sub-accounts, on a monthly, quarterly, semi-annual, or annual basis, to maintain a predetermined percentage allocation of Contract Value among the Sub-accounts. Sub-account rebalancing can be used with dollar cost averaging but is not available for the Prepaid Annuity Sub-accounts. The $500 minimum transfer amount and remaining Sub-account balance restriction of $500 are waived for Sub-account Rebalancing.

	Customized Transfer and Redemption Instructions. You can instruct us to transfer Contract Value among the Sub-accounts or redeem certain amounts in the Sub-accounts in accordance with systematic investment instructions you provide and we agree to implement. You will continue to transfer Contract Value or redeem specific amounts in accordance with these instructions until changed or terminated by you. You can use the customized transfer instructions to transfer money into the Prepaid Annuity Sub-accounts but cannot use it to transfer money out
	of the 	Prepaid Annuity Sub-accounts.

LIMITS ON EXCESSIVE TRANSFERS AND MARKET TIMING ACTIVITY
Effects of Excessive Transfers and Market Timing Activity. The Contract and the Portfolios are not designed for excessive short term trading or professional market timing, or for organizations or other persons that make large, or frequent transfers. Frequent transfers between and among the Sub-accounts may be disruptive to Portfolio management strategies by causing forced and unplanned Portfolio turnover, and increased trading and transaction costs. In addition, these activities may require a Portfolio to maintain liquid assets rather than investing them for growth, resulting in lost opportunity costs that must be indirectly borne by Contract owners. These disruptive activities may increase expenses and adversely affect Portfolio performance, thereby negatively impacting long-term Contract owners.

Detection and Deterrence.   Symetra Life discourages and does not accommodate
frequent transfers or market timing activity. Due to the potential adverse consequences to Contract Owners, Portfolios, Portfolio shareholders, and the Separate Account, we have established certain policies and procedures to aid us in detecting and deterring Contract Owners that may be engaging in frequent trading and/or market timing activities.

Under these policies and procedures, various analytics are used to evaluate factors that may be indicative of frequent trading. For example, transactions in Portfolios that exceed certain monetary thresholds may be scrutinized. Symetra Life also may review transactions that occur close in time to other transactions in the same Contract or in multiple Contracts under common ownership or influence. Trading activity that is identified through these procedures, or as a result of any other information available, will be evaluated to determine whether such activity might constitute frequent trading. These procedures may be modified from time to time as appropriate to improve the detection of frequent trading, to facilitate monitoring for frequent trading in particular retirement plans or other accounts, and to comply with applicable laws.

In addition to the broad ability to restrict potentially harmful trading as described above, Symetra Life has adopted a 90-Day Purchase Block Policy under which any Contract Owner redeeming Accumulation Units having a value of $10,000 or more from a Portfolio will be precluded from investing in that Portfolio for 90 calendar days after the redemption transaction. This policy also applies to redemptions and purchases that are part of transfer transactions. Symetra Life will grant two exceptions to the 90-Day Purchase Block Policy, per rolling 12-month period. We will provide you written notice after you trigger each exception to the 90-Day Purchase Block Policy.

Transactions of $10,000 or less, systematic transactions, transactions in money market Sub-accounts, mandatory retirement distributions, purchase transactions involving transfers of assets, rollovers, Roth IRA conversions and any other transaction we may deem would not lend itself to market timing abuse will be exempt from the 90-Day Purchase Block Policy. Transactions in certain rebalancing, asset allocation and other advisory programs may also be exempt from the 90-Day Purchase Block Policy, subject to prior written approval by Symetra Life.

A market timer may be the Contract Owner or the Owner's authorized representative such as a Registered Investment Advisor or Registered Representative that has trading discretion over a Contract.

In our sole discretion, we may revise our procedures at any time without prior notice to better detect and deter market timing or other disruptive trading to comply with regulatory requirements and/or to impose additional or alternate restrictions such as imposing dollar or percentage limits on transfers or requiring transfers be submitted via U.S. mail. If we modify our procedures, they will be applied uniformly to all Contract Owners and owners of other Symetra Life variable products.


If a transfer request is rejected or your transfer privileges have been restricted for any reason, we will attempt to inform you or your authorized agent by phone the next Business Day. If we do not succeed in reaching you or your authorized agent by phone, we will send a letter to your address of record. Our policies regarding transfer restrictions and rejections are applied uniformly, and we do not make exceptions for particular Contract Owners.

We will use our best efforts to prevent market timing and other abusive trading practices, but the determination of whether market timing is occurring is subjective. We may not be able to detect all market timers or short term traders, and we may not be able to prevent transfers by those we do detect.
In addition, the terms of the Contract may also limit our ability to restrict or deter harmful transfers. If we are unable to detect or prevent market timing, the effect of such market timing may result in additional transaction costs for the Portfolios and dilution of long-term Portfolio returns. Thus, your Contract Value may be lower due to lower returns in your Sub-account investments.

Underlying Portfolio Frequent Trading Policies. The Portfolio managers to whom we submit purchase and redemption orders may also detect large or unusual patterns of trades submitted by us on behalf of all our variable annuity Contract owners and variable life policy owners. Those Portfolio managers may require us to investigate whether any of our Contract Owners are engaged in market timing or other similar activity and to cooperate with them to discourage such activity. If the Portfolio managers believe you are engaged in market timing activity, they may block you from making transfers or
purchases to their Portfolios.   In addition, federal regulations may require
us to provide individual transaction and Contract owner information to the Portfolio managers when requested.

The Portfolios to which we submit purchase and redemption orders may adopt unique policies and procedures designed to deter excessive trading or market timing. Those policies and procedures, when applicable, are described in the prospectuses for each of the Portfolios available for investment by you. We have entered into a written agreement, as required by SEC regulation, with each underlying Portfolio or its principal underwriter. These agreements obligate us to promptly provide to the underlying Portfolio upon request certain information about the trading activity of individual Contract owners. The Portfolios may require us to execute their instructions to restrict or prohibit further purchases or transfers by specific Contract owners who violate the frequent trading policies established by the underlying Portfolio. In cases of large or frequent transfers, the Portfolio managers or Symetra
Life may reject trades that are determined to be detrimental to other Portfolio shareholders or violate the Portfolios' policies and procedures. Therefore, we reserve the right to reject, without prior notice, any transfer request to a Sub-account that invests in the Portfolio if the Portfolio manager rejects such trade or the trade violates a Portfolio's policies and procedures. If a Portfolio refuses to accept a transfer request we have already processed, we will reverse the transaction within one to two Business Days. We will notify you or your authorized agent in writing or by phone if your transfer has been rejected or reversed. We further reserve the right to implement, administer, and charge you for any fee or restriction, including redemption fees, imposed by any underlying Portfolio. Redemption fees, transfer limits, and other procedures or restrictions may be more or less successful than ours in deterring market timing or other disruptive trading and in preventing or
limiting harm from such trading.   You should read the prospectus of each
Portfolio for more information about its ability to refuse or restrict purchases or redemptions of its shares and to impose redemption fees.

Omnibus Order. Contract Owners and other persons with material rights under the Contracts also should be aware that the purchase and redemption orders received by the underlying Portfolios generally are "omnibus" orders from intermediaries such as contracts and separate accounts funding variable Contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual owners of variable Contracts. The omnibus nature of these orders may limit the underlying Portfolios' ability to apply their respective frequent trading policies and procedures. We cannot guarantee that the underlying Portfolios will not be harmed by transfer activity relating to other insurance companies that may invest in the underlying Portfolios. These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity. If their policies and procedures fail to successfully discourage frequent transfer activity, it will affect other owners of underlying Portfolio shares, as well as the owners of all of the variable annuity Contracts (or variable life policies), including ours, whose variable investment options correspond to the affected underlying Portfolios. In addition, if an underlying Portfolio believes that an omnibus order we submit may reflect one or more transfer requests from Owners engaged in frequent transfer activity, the underlying Portfolio may reject the entire omnibus order and thereby delay or prevent us from implementing your request. If an underlying Portfolio rejects an omnibus order, we will notify you of the actions taken that affect your request.

================================================================================
6. ACCESS TO YOUR MONEY
================================================================================
Under your Contract, money may be accessed:
	-	by making partial withdrawals during the Accumulation Phase;
	-	surrendering your Contract during the Accumulation Phase;
	-	by taking repetitive withdrawals during the Accumulation Phase;
	-	by receiving payments during the Income Phase (see
		"Section 3 - Annuity Payments"); or
	-	when a death benefit is paid to your Beneficiary (see
		"Section 8 - Death Benefit and Optional Death Benefit Rider").

PARTIAL WITHDRAWALS
During the Accumulation Phase, you can make partial withdrawals from your Contract Value by writing to us at our Contract Maintenance Office. However, partial withdrawals may be restricted or prohibited by the terms of qualified Contracts. Unless you tell us otherwise, partial withdrawals will be taken pro-rata from the Standard Sub-accounts. If the Contract Value invested in the Standard Sub-accounts is insufficient to cover the partial withdrawal amount, we will take the remaining withdrawal amount pro-rata from the Prepaid Annuity Sub-accounts. Withdrawals from the Sub-accounts will be effective as of the Business Day we receive the request in Good Order and are payable within seven calendar days. See "Section 7 - Charges and Expenses" for more information. Withdrawals, including any charges, reduce the number of Accumulation Units and the death benefit. Income taxes, tax penalties and certain restrictions may also apply. See "Section 9 - Taxes."

MINIMUM VALUE REQUIREMENTS
You must withdraw the entire amount out of a Sub-account if, after a withdrawal, the remaining value in the Sub-account would be less than $500. Similarly, you must withdraw the entire Contract Value that has not been annuitized and your Contract will terminate if, after a withdrawal, the remaining Contract Value would be less than $2,000. However, negative investment performance alone will not cause a forced withdrawal.

SURRENDERING YOUR CONTRACT
You can request a surrender of your Contract Value that has not been annuitized. For a surrender to be effective, we must receive your written request at our Contract Maintenance Office. For a full surrender, all benefits will terminate as of the Business Day we receive the required information to process your surrender request. Your surrender value will be equal to your Contract Value which has not been annuitized. We will determine your surrender value as of the Business Day we receive your request in Good Order and make payment to you within seven calendar days.

REPETITIVE WITHDRAWALS
Repetitive withdrawals allow you to automatically withdraw payments of a pre-determined dollar amount or fixed percentage of Contract Value that you request from a specified Sub-account monthly, quarterly, or annually. You may request repetitive withdrawals by completing the appropriate form and sending it to our Administrative Office. If repetitive withdrawals involve any of the Prepaid Annuity Sub-accounts, the withdrawal amounts will reduce the number of Accumulation Units of the Prepaid Annuity Sub-accounts and reduce the amount of the guaranteed annual lifetime income payable to you. Repetitive withdrawals may be used to avoid tax penalties for premature withdrawals or to satisfy distribution requirements of certain qualified contracts. To do this they must be a series of substantially equal withdrawals made at least annually and based on:

	-	your life expectancy; or
	-	the joint life expectancy of you and a Beneficiary.

You may begin repetitive withdrawals based on life expectancy by providing us with your gender and verification of age in order for us to calculate the monthly, quarterly, or annual withdrawal amount. We calculate the amount of a repetitive withdrawal based on life expectancy by dividing the applicable Contract Value by the life expectancy of the Owner as determined by using the IRS single life table. If it is a joint life expectancy, then we divide the applicable Contract Value by the life expectancy of the Owner and joint Owner (or Beneficiary) by the IRS joint life table.

	Example One: Assume that the Contract Value is equal to $100,000 and the Owner requests a repetitive withdrawal and is age 55. Based on the IRS single life table, the life expectancy of an Owner age 55 is
	29.6 years. The first repetitive withdrawal amount is equal to $100,000 divided by 29.6 which equals an annual payment of $3,378.38.

	Example Two: Assume that when the Contract Owner is age 56, the Contract Value is equal to $101,453. The life expectancy of the Owner is 28.7 years. The repetitive withdrawal amount is equal to $101,453 divided by 28.7 which equals an annual payment of $3,534.95.

Repetitive withdrawals that are based on life expectancy may allow you to avoid the early withdrawal tax penalty of 10% that you would otherwise pay for
taking withdrawals prior to age 59 1/2.   If you take additional withdrawals,
annuitize either a portion or all of your Contract Value, or otherwise modify or stop these repetitive withdrawals, however, there may be tax consequences and penalties. You should talk to your tax advisor for more information on taking repetitive withdrawals to avoid the 10% tax penalty.

If you make repetitive withdrawals that are not based on life expectancy, the same restrictions, income taxes, and tax penalties that apply to any other withdrawals also apply to repetitive withdrawals.

AUTHORITY OF THIRD PARTIES TO MAKE TRANSACTIONS
If you have engaged a third party and submitted our Third Party Authorization Form, you authorize the third party to allocate your Contract Value among the Sub-accounts and make changes to these allocations. We are not a party to any agreement you have with a third party to provide advice regarding the allocation of your Contract Value, and we do not supervise or perform due diligence on anyone who may provide such allocation advice. Your authorization includes making transactions over the telephone and Internet as well as receiving statements and other financial information regarding your Contract. We deem that all transactions directed by your third party have been authorized by you. You must contact us immediately if you revoke this authorization. We will not be responsible for acting on instructions from your authorized third party until we receive notification of the revocation of authority. We may also suspend, cancel or limit these authorizations at any time. Transactions made on your behalf are also subject to the restrictions on transfers discussed in "Section 5- Limits On Excessive Transfers And Market Timing Activity". Any transfer restriction imposed will be at the Contract level. Therefore, transactions made by your authorized third party that we deem violate these policies will restrict the transactions allowed by you.

Investment Advisor Fees. If you have authorized an investment advisor to make transactions on your behalf, such authorization includes making withdrawals to pay an investment advisor's fee in the amount and at the times directed to us by the authorized investment advisor. We do not verify that amounts withdrawn from your Contract Value, including amounts withdrawn to pay for the investment advisor's fees, are within the terms of your agreement with your investment advisor. We may impose limits on the amounts your investment advisor can withdraw from your Contract Value for payment of investment advisor fees pursuant to our administrative rules. The investment advisor fee is described in your disclosure statement provided by the investment advisor. You should consult with your investment advisor for details regarding the services provided and any fees or charges for those services. For non-qualified Contracts, any withdrawals made for payment of investment advisor fees are taxable distributions to you. Please see "Section 9-Taxes" for more information.

SENDING FORMS AND TRANSACTION REQUESTS IN GOOD ORDER
We cannot process your transaction requests until we have received them in Good Order. Good Order means the actual receipt by us of the necessary information and documentation required to process the request. This generally includes your completed request and/or appropriate Symetra Life administrative form, any required spousal or joint Owner's consents, your Contract number, Social Security Number or Taxpayer Identification Number, and any other supporting documentation we may require. We may, in our sole discretion, determine whether any particular transaction request is in Good Order, and we reserve the right to change or waive any Good Order requirement at any time.

Signature Guarantees: As a protection against fraud, we require a signature guarantee for the following transaction requests:

	-	Any withdrawal or surrender over $250,000;
	-	Ownership changes;
	-	Any withdrawal when we have been directed to send proceeds
		payable to someone other than the Owner, or to an address different from the one on the account (including bank instructions). PLEASE NOTE: This requirement will not apply to requests made in connection with exchanges of one annuity contract for another with the same owner in a tax-free exchange or direct rollover;
	-	Certain requests in which the address of record has been
		changed in the past 30 days; or
	-	Any other transaction where we require one.

We must receive the original signature guarantee and will not accept copies or faxes of the signature guarantee. You may obtain a signature guarantee at most banks, financial institutions or credit unions. A notary public cannot provide a signature guarantee. We may change our requirements listed above or add a signature guarantee requirement if we deem it necessary to help protect against fraud.

================================================================================
7. CHARGES AND EXPENSES
================================================================================
There are charges and other expenses associated with the Contract that reduce the return on your investment in the Contract.

DAILY CHARGES
Each day we make deductions for certain charges. We do this as part of our calculation of the value of Accumulation Units. Daily charges include the mortality and expense risk charge and the Sub-account fund facilitation fee described below.

	Mortality and Expense Risk Charge. The mortality and expense risk charge is equal, on an annual basis, to 0.60% of the average daily net assets of each Sub-account. This charge compensates us for the mortality and expense risks we have under all Symetra True Variable Annuity Contracts. Our mortality risk arises primarily from our obligations to make annuity payments for the life of the Annuitant. Our expense risks under the Contracts include the risk that the current charges will not be sufficient in the future to cover the cost of administering the Contract. If the charges under the Contract are not sufficient, then we will bear the loss. If the charges are more than sufficient, we will retain the excess and may use it for any purpose, including additional distribution expenses. The rate of the mortality and expense risk charge will not be increased for the life of the Contract. We may profit from this charge and use it for any purpose, including additional distribution expenses.

	Sub-account Fund Facilitation Fee. We currently do not assess a Sub-account fund facilitation fee. However, if we choose to impose this fee, the Sub-account fund facilitation fee may be charged to Owners invested in any Sub-accounts made available under the Contract. We will notify you in writing if we choose to impose this fee and the fee will be applied to all new and existing Contracts.
	The maximum amount charged would be equal, on an annual basis, to 0.15% of the average daily net assets that you have invested in the impacted Sub-accounts. This charge is deducted daily and is for facilitating the offering of Sub-accounts that invest in certain Portfolios. If you are invested in the impacted Sub-accounts at the time we institute the fee, the applicable Sub-account fund facilitation fee will be assessed against the Contract Value allocated in each impacted Sub-account. We may profit from this charge and use it for any purpose, including additional distribution expenses.

WEALTH TRANSFER BENEFIT CHARGE
If available in your state, you may elect the Wealth Transfer Benefit ("WTB") rider. If you elect this rider, we may deduct an additional charge on the first Business Day of each Contract Month. The charge is first deducted pro-
rata from your Contract Value invested in the Standard Sub-accounts.   If the
amount available is not sufficient to cover the charge, we will take the remaining charge from your Contract Value invested in the Prepaid Annuity Sub-accounts on a pro-rata basis. You may elect this benefit only at the time you purchase your Contract. You can terminate the WTB rider at any time. However, once terminated you cannot re-elect the WTB rider and we will not refund any charges previously paid.

We stop deducting this charge on the earlier of the first Business Day of the Contract Month anniversary on or after the Business Day:

	-	we are notified of your death;
	-	you request to cancel the rider;
	-	you surrender the Contract;
	-	you assign the Contract;
	-	you add or replace an Owner;
	-	you replace or add an Annuitant;
	-	you annuitize the entire Contract Value; or
	-	the oldest Owner, or in the case of non-natural Owners,
		the oldest Annuitant, attains age 96.

We will refund any rider charges deducted after the first Business Day following your date of death.

The WTB charge is based upon an annual rate for the Owner's or, in the case of a non-natural Owner, the Annuitant's attained age and sex, if permitted by law. We determine the charge by first determining the rate applicable to the
Owner as of the first Business Day of each Contract Month.   Each Contract
Month we use a Table of Current Rates to determine the rate applicable to you. If the Contract is owned by joint Owners, we will use the Table of Current Rates for Joint Lives and use the attained age of the oldest joint Owner. Your rate will never be higher than the guaranteed rate shown in your Contract. Because the annual rate is based on attained age, every year the rate applicable to you will increase. Appendix F of this prospectus contains the Table of Current Rates we use for this purpose.

Once the rate is determined, it is multiplied by the greater of:

	-	your WTB Additional Benefit; and
	-	Zero.

It is then divided by 12. If the WTB Additional Benefit is greater than zero, we will assess a charge for that Contract Month. If the WTB Additional
Benefit is less than zero, no charge will be assessed.   Each Contract Month,
your charge will be recalculated using these factors. The charge is for the cost and risk associated with offering the WTB rider.

	WTB Charge Example #1: Assume you are a 60-year old male with Purchase Payments totaling $100,000, no withdrawals have been made
	from your Contract  and your Contract Value is equal to $150,000.   On
	your Contract Month anniversary, we determine that the annual charge
	rate for a 60-year old male who elects the WTB rider is 0.9522%.   We
	calculate your WTB rider charge for that month as follows:

	Step 1	We first determine your WTB Gain by taking your Contract
	Value and subtracting the sum of all your Purchase Payments reduced for withdrawals that exceed the WTB Earnings.
	($150,000 - ($100,000 - $0))  = $50,000

	Step 2	We then take this amount and multiply it by 50% and add your
	Contract Value to get your WTB Benefit Base.
	($50,000 x 50%) + $150,000 = $175,000

	Step 3	We then take the WTB Benefit Base and subtract your Contract
	Value.
	($175,000  - $150,000) = $25,000
	This is your WTB Additional Benefit and in this example, it is greater than zero.

    	Step 4	Because it is greater than zero, we take this amount and
	multiply it by the annual WTB rider charge rate of 0.9522% and divide it by 12 months. The result is the amount of your WTB rider charge.
 	$25,000 x 0.9522%/ 12 = $19.84

	WTB Charge Example #2: Assume the same facts as above except that you are one year older. For a 61-year old male who elects the WTB rider,
	we determine that the annual charge rate is 1.0625%.   Steps 1, 2 and
	3 as shown above would be calculated the same, but in Step 4 we would
	use the annual charge	rate of 1.0625%.  The WTB rider charge for
	that month would be calculated as follows:

	Step 4	We take the WTB Additional Benefit of $25,000 and multiply
	it by the annual WTB rate of 1.0625% and divide it by 12 months. This is the amount of your charge.

	$25,000 x 1.0625% / 12 = $22.14

	Because the WTB rider charge is based on an annual rate for your attained age, as you get older the charge rate will increase. The charge increased from $19.84 in example 1 to $22.14 in example 2 due to the increased age of the assumed Owner.

	Before electing this optional benefit, you should consult your financial advisor to help you consider the costs, benefits and risks of the benefit option for your particular circumstances.

	WTB Charge Example #3: Assume you are a 60-year old male with Purchase Payments totaling $100,000, no withdrawals have been made but due to poor investment performance your Contract Value is equal to
	$90,000.   On your Contract Month anniversary, we determine that the
	annual charge rate for a 60-year old male who elects the WTB rider is
	0.9522%.   We calculate your WTB rider charge for that month as
	follows:

	Step 1	We determine the greater of your WTB Additional Benefit and
	zero.   We first determine your WTB Gain by taking your Contract
	Value and subtracting the sum of all your Purchase Payments reduced for withdrawals that exceed the WTB Earnings.

	($90,000 - ($100,000 - $0))  = -$10,000

	Step 2 	We then take this amount and multiply it by 50% and add
	your Contract Value to get your WTB Benefit Base.

	(-$10,000 x 50%) + $90,000 = $85,000

	Step 3	We then take the WTB Benefit Base and subtract your
	Contract Value.

	($85,000  - $90,000) =  -$5,000

	This is your WTB Additional Benefit and in this example, it is less than zero.

	Because the WTB Additional Benefit is less than zero, we will not assess a WTB Rider charge for this Contract Month.

For more information on how the WTB rider works, please see "Section 8 - Death Benefit and Optional Death Benefit Rider."

TRANSFER CHARGE
You can make 25 free transfers every Contract Year. If your number of transfers exceeds these limits, we will deduct a transfer charge equal to $25 per additional transfer. All transfer activity that occurs on the same Business Day will be counted as a single transfer for purposes of applying any applicable transfer charge. The transfer charge is deducted pro-rata from the Sub-accounts that you transfer your funds from. If you transfer the entire balance from a Sub-account, the transfer charge is deducted from the amount transferred.

If the transfer is part of dollar cost averaging, Sub-account rebalancing, customized transfer instructions, other systematic transfer programs, or Symetra Life approved asset allocation programs; it will not be counted against these transfer limits.

PREMIUM TAXES
States and other governmental entities (e.g., municipalities) may charge premium taxes. These taxes generally range from 0% to 3.5%, depending on the state, and are subject to change. Some states charge for these taxes at the time each Purchase Payment is made. In this case, Purchase Payments, as discussed in this prospectus, may reflect a deduction for the premium tax. Other states charge for these taxes when annuity payments begin. We may make a deduction from your Contract for the payment of the premium taxes assessed in connection with your Contract as stated in your Contract.

INCOME OR OTHER TAXES
Currently we do not pay income or other taxes on earnings attributable to your Contract. However, if we ever incur such taxes, we reserve the right to deduct them from your Contract Value. If we choose to deduct these income or other taxes, we will notify you in writing.

PORTFOLIO EXPENSES
By investing in a Sub-account, you indirectly pay a proportionate share of the expense of the corresponding Portfolio in which the Sub-account invests. Portfolio expenses may include, without limitation, investment management fees, Rule 12b-1 fees, administrative fees, acquired fund fees and Portfolio operating expenses. These expenses are summarized in the fee table of the Portfolio prospectuses. For more detailed information, you should refer to the Portfolio prospectuses which if not accompanying this prospectus, are available upon request.

================================================================================
8. DEATH BENEFIT AND OPTIONAL DEATH BENEFIT RIDER
================================================================================
DEATH BENEFIT
If you die during the Accumulation Phase and the WTB rider is not in effect, your Contract provides you with a death benefit equal to your Contract Value as of the Business Day the death benefit is paid.

Death of Annuitant. If the Annuitant is not an Owner and the Annuitant dies before the Annuity Date, you must designate a new Annuitant. If no designation is made within 30 days after we are notified of the Annuitant's death, the
oldest Owner named on the application will become the Annuitant.   If this
Contract is owned by a non-natural person (e.g., a corporation or trust), the death of the Annuitant will be treated as the death of an Owner.

OPTIONAL DEATH BENEFIT RIDER:  WEALTH TRANSFER BENEFIT
The WTB rider is an optional death benefit rider designed to help offset taxes or other charges incurred by your surviving joint Owner or Beneficiary and is available under the Contract for an additional charge. The WTB rider may provide a WTB Additional Benefit upon the death of the Owner, or in the case of a non-natural Owner, the death of the Annuitant. If a Contract is owned by joint Owners, the benefit will become payable upon the first death of either Owner. If a Contract is owned by a non-natural person and there are joint Annuitants, the benefit will become payable upon the first death of either Annuitant. The amount of the WTB Additional Benefit is subject to the maximum limits discussed below under "Limitation on WTB Amounts".

If you are younger than age 76 on the Contract Date and the rider is available in your state, you may elect the WTB rider at the time you purchase your Contract. You cannot elect the rider after the Contract Date. Once you elect the WTB rider, you can cancel it at any time. However, once canceled you may not re-elect it and we will not refund any charges previously assessed.

There are several important points to consider before purchasing the WTB rider:

	-	The rider will terminate if you assign the Contract or add or
		replace an Owner to the Contract. Therefore, if you intend to make any ownership changes to your Contract, you should carefully consider whether the WTB rider is appropriate for you.
	-	If the rider is attached to a Contract owned by joint Owners,
		the joint Owners must be spouses.
	-	If the rider is attached to a Contract owned by a non-natural
		person and there are joint Annuitants, the joint Annuitants
		must be spouses.
	-	If the rider is attached to a Contract owned by a natural
		person, the Annuitant(s) must be the Owner(s) for the WTB
		rider to remain in effect.  Therefore, if you intend to make
		any Annuitant changes to your Contract, you should carefully consider whether the WTB rider is appropriate for you.
	-	Positive investment performance of the Sub-accounts in which
		you invest will cause an increase in the WTB rider charge.
	-	As you age, the annual rate used to calculate your WTB rider
		charge will increase and could cause the WTB rider charge applicable to you to also increase. This increase could be significant.
	-	If your WTB Additional Benefit is equal to or less than zero
		as of your date of death, we will not add an amount to your death benefit. Thus, you may have paid for a benefit that
		your Beneficiary or surviving spouse never receives. We will not refund the assessed charges if a benefit is not paid under the WTB rider.
	-	Withdrawals will reduce the WTB Additional Benefit and may
		significantly reduce or eliminate the value of the WTB rider.

WTB Additional Benefit Calculation: The WTB Additional Benefit is the amount we will add to your Contract Value under this rider. The WTB Additional Benefit will be determined on the first Business Day of each Contract Month and will
remain unchanged for that Contract Month.   Rider charges will be calculated
using the WTB Additional Benefit. For more information, see "Section 7-Charges and Expenses."

Your WTB Additional Benefit is used solely to calculate the WTB and does not provide a Contract Value or any minimum Contract Value and cannot be withdrawn.

In order to calculate the WTB Additional Benefit, we must first determine the WTB Threshold, WTB Gain and WTB Benefit Base. To calculate your WTB Threshold, we take the sum of your Purchase Payments and reduce it for withdrawals that exceed the WTB Earnings. For the WTB Gain, we take your Contract Value and subtract the WTB Threshold. For purposes of the WTB Gain calculation, the Contract Value used is equal to:

	-	the covered Purchase Payment amount (as described in
		"Limitations on WTB Amounts"); divided by
	-	the total Purchase Payments, adjusted by prior withdrawals of
		Purchase Payments; multiplied by
	-	the total Contract Value.

We then determine your WTB Benefit Base by taking 50% of the WTB Gain and
adding that to your total Contract Value.   The WTB Additional Benefit is
equal to your WTB Benefit Base minus your Contract Value.

	Example 1: Assume that on the first Business Day of a Contract Month your total Purchase Payments equal $70,000 and that due to investment performance your Contract Value is equal to $75,000. Assume that there have been no withdrawals made during the life of the Contract. We would determine the WTB Additional Benefit as follows:

	Step 1:    Determine the WTB Threshold
		Sum of your Purchase Payments reduced for
		withdrawals that exceed the WTB Earnings
			 ($70,000  - $0)		=	$70,000

	Step 2:    Determine the WTB Gain
		Contract Value minus the WTB Threshold.
		($75,000 -  $70,000)			=	$5,000

	Step 3:    Determine the WTB Benefit Base
		Contract Value plus 50% of WTB Gain
		($75,000 + (0.50 x $5,000)		=	$77,500

	Step 4:    Determine the WTB Additional Benefit
		WTB Benefit Base minus Contract Value
		($77,500 minus $75,000)			=	$2,500

	Your WTB Additional Benefit for this Contract Month will be equal to $2,500. If you die during this month, we would add $2,500 to your Contract Value under the WTB rider.

	Example 2: Assume that on the first Business Day of a Contract Month your total Purchase Payments equal $70,000 but due to investment performance your Contract Value is equal to $65,000. Assume that there have been no withdrawals made during the life of the Contract. We would determine the WTB Additional Benefit as follows:

	Step 1:    Determine the WTB Threshold
	Sum of your Purchase Payments reduced for
	withdrawals that exceed the WTB Earnings.
		($70,000  - $0)				=	$70,000

	Step 2:    Determine the WTB Gain
		Contract Value minus the WTB Threshold.
		($65,000 -  $70,000)			=	-$5,000

	Negative investment performance has caused your Contract Value to decrease below the WTB Threshold resulting in no WTB Gain. This will cause your WTB Additional Benefit to be less than zero for this Contract Month. If you die during this month, we would not add a WTB Additional Benefit to your Contract Value under the WTB rider.

Impact of Withdrawals on the WTB Additional Benefit. Withdrawals will have an impact on the WTB Additional Benefit calculation. Withdrawals are first taken from the WTB Earnings, as calculated on the Business Day of the withdrawal, on a dollar for dollar basis. Each withdrawal (or portion of such withdrawal) in excess of the WTB Earnings will reduce the WTB Threshold, as calculated on the Business Day of the withdrawal, on a dollar for dollar basis.

	Example 3: Assume the same facts from Example 1, that you have WTB Earnings in the amount of $5,000 and a WTB Additional Benefit of $2,500, except assume you make a withdrawal in the amount of $7,000 before the end of the same Business Day. We would first determine the impact of the withdrawals on the WTB Earnings and the WTB Threshold.

		Step 1:    Determine the impact of the withdrawal
		to the WTB Earnings

			We first compare the withdrawal amount
			to the WTB Earnings to determine how much of the withdrawal will be taken from the WTB Earnings.
								$7,000 [greater
								than or equal
								to sign] $5,000

			Because the withdrawal amount of
			$7,000 exceeds the WTB Earnings of $5,000, the WTB Earnings will be withdrawn first and any remaining amount will be taken from the WTB Threshold.

		Step 2:   Determine the impact of the withdrawal
		to the WTB Threshold

			Withdrawal amount minus WTB Earnings
			($7,000-$5,000) 		=	$2,000

			Because the withdrawal amount of
			$7,000 is greater than the WTB
			Earnings of $5,000, the withdrawal will
			impact the WTB Threshold.  The first
			$5,000 of the withdrawal amount will
			come from the WTB Earnings and the remaining
			$2,000 will come from the WTB
			Threshold.

		Step 3:    Determine the WTB Threshold

			The sum of your Purchase Payments
			reduced for withdrawals that exceed
			the WTB Earnings
			($70,000  - $2,000)		=	$68,000

		Step 4:    Determine the WTB Gain after
		the withdrawal

			Contract Value minus the WTB
			Threshold
			($68,000 - $68,000)		=	$0

		Step 5:    Determine the WTB Benefit
		Base

			Contract Value plus 50% of
			WTB Gain
			($68,000 + (0.50 x$0))		=	$68,000

		Step 6:    Determine the WTB Additional
		Benefit

			WTB Benefit Base minus Contract
			Value
		($68,000 -  $68,000)			=	$0

		Due to the withdrawal, the WTB Additional
		Benefit for this month is $0 compared to $2,500 in Example 1. The withdrawal reduced the WTB Additional Benefit to zero on the first Business Day of the Contract Month.
		If you die during this month, no WTB
		Additional Benefit would be added to your Contract Value.

WTB Rider Calculation: If your WTB Additional Benefit was greater than zero on the first Business Day of the Contract Month of your date of death, we will add an additional amount to your Contract Value. After due proof of death is received in Good Order, the WTB Additional Benefit will be allocated to the money market Sub-account available under the Contract, unless your Beneficiary or surviving spouse tells us otherwise. The death benefit, plus any applicable WTB Additional Benefit, will be paid as described below under "Payment of Death Benefit." If your WTB Additional Benefit is equal to or less than zero on the first Business Day of the Contract Month of your date of death, no WTB Additional Benefit will be added to your Contract Value.

The amount of the death benefit paid under the WTB rider will be equal to:

	-	any positive WTB Additional Benefit in effect on your date
		of death; plus
	-	your Contract Value as of the date we make a death benefit
		payment; plus
	-	any refunded rider charges deducted after the first Business
		Day following your date of death; plus
	-	any interest required by law.

Any payments made under the WTB rider are subject to our financial strength and claims paying ability.

WTB Rider Termination. The WTB rider will terminate on the earliest Business Day when:

	-	you request to cancel the rider;
	-	you surrender the Contract;
	-	the Owner or oldest joint Owner (or in the case of a non-
		natural Owner, the Annuitant or oldest joint Annuitant)
		reaches attained age 96;
	-	you assign the Contract;
	-	you add or replace an Owner;
	-	you add or replace an Annuitant;
	-	a death benefit is paid under the Contract, unless your spouse
		chooses to continue the rider; or
	-	you annuitize the entire Contract Value.

Once the WTB rider is terminated, it cannot be re-elected. Therefore, you should carefully consider making changes to the Contract.

Limitation On WTB Amounts. We limit the amounts we will pay under the WTB rider. These limits are:

	Maximum WTB Additional Benefit. The maximum WTB Additional Benefit paid under the WTB rider will never be more than five times your WTB Threshold subject to a maximum of $5 million dollars.

	WTB Threshold Cap. The maximum WTB Threshold we will use to calculate your WTB Gain will equal $1 million dollars. For purposes of applying this WTB Threshold Cap, we divide your Purchase Payments into covered and uncovered portions where your covered portion equals the WTB Threshold (up to the WTB Threshold Cap) and the uncovered portion equals any remaining Purchase Payments. We calculate the covered portion as well as any uncovered portion after each Purchase Payment is added to and each withdrawal is taken from your Contract Value.

		Impact of Purchase Payments on WTB Threshold Cap. Purchase Payments will increase your WTB Threshold. If your WTB Threshold exceeds the WTB Threshold Cap, your covered portion of your total Purchase Payments will initially be equal to the $1 million dollar maximum and the uncovered portion will be equal to the remaining amount of total Purchase Payments.

		Impact of Withdrawals on WTB Threshold Cap. Withdrawals are deducted first from WTB Earnings and then from WTB Threshold. If the withdrawal amount exceeds the WTB Earnings in your Contract, the remaining withdrawal amount will be taken from WTB Threshold and proportionally reduce your covered and uncovered portions of Purchase Payments. "WTB Earnings" as defined in this rider may not be defined as "earnings" for income tax purposes.

		Covered and Uncovered Contract Value. In the same way your Purchase Payments are divided into covered and uncovered portions, your Contract Value will also be divided into covered and uncovered portions. The ratio of your covered Contract Value to your uncovered Contract Value will be the same as the ratio of your covered Purchase Payments to your uncovered Purchase Payments.



All Symetra True Variable Annuity contracts   purchased by you will be
aggregated for these limits.

Please see the example under Appendix E regarding the WTB Rider, including information regarding the application of the limits on the amounts we will pay under the WTB rider.

PAYMENT OF DEATH BENEFIT
We will pay the death benefit upon receipt of due proof of death in Good Order at our Contract Maintenance Office. The Contract Value will be subject to investment performance and applicable charges until the date the death benefit is paid.

Due proof of death can be met only if we receive in Good Order: a certified
death certificate,  or similar document acceptable to us;   written direction
regarding how to pay the death benefit by at least one Beneficiary; and all representations we require or which are mandated by applicable law or regulation in relation to payment of the death benefits.

For natural Owners, the death benefit is payable to the following:

	-	surviving Owner; or if none, then
	-	surviving primary Beneficiaries; or if none, then
	-	surviving contingent Beneficiaries; or if none, then
	-	estate of the last Owner to die.

For Contracts owned by non-natural Owners, the death benefit is payable to the following:

	-	surviving primary Beneficiaries; or if none, then
	-	surviving contingent Beneficiaries; or if none, then
	-	the Owner.

If the Beneficiary or surviving Owner chooses to leave money invested in the Contract rather than taking it in a lump sum, then, thereafter, the Contract Value will be subject to investment performance and applicable Contract charges until the date the entire death benefit is paid out.

Payment Options. Under a non-qualified Contract, the death benefit may be paid as:
	1)	a lump sum payment or series of withdrawals that are completed
		within five years from the date of death; or
	2)	annuity payments made over the Beneficiary's life or life
		expectancy. To receive annuity payments, the Beneficiary must make this election within 60 days from our receipt of due proof of death. Annuity payments must begin within one year from the date of death. Once annuity payments begin they cannot be changed.

Different death benefit elections may be available under qualified Contracts. See "Section 9 - Taxes" for more information.

If your Beneficiary chooses a lump sum, then we value the death benefit as of the end of the next Business Day after we receive the Beneficiary's election in Good Order and pay it within 7 days. If your Beneficiary chooses to make a series of withdrawals over time as provided in option 1 above, then your Beneficiary will pay all charges and expenses as described in the "Charges and Expenses" section of this prospectus so long as the death benefit remains invested in the Contract. Your Beneficiary will also be subject to investment performance until the date the entire death benefit is paid out. Different death benefit elections may be available to Beneficiaries.

SPOUSAL CONTINUATION
In some cases, a spouse who is entitled to receive a death benefit may have the option to continue the Contract instead. If you entered into a civil union, same sex partnership, or domestic partnership your rights to continue the Contract may be limited under federal law. See "Section 9 - Taxes" for more information. Only one spousal continuation is permitted per Contract.

If your spouse chooses to continue the Contract and the WTB rider was in effect on the Owner's date of death, the Contract Value will be increased by any applicable WTB Additional Benefit. Any increase will be added to the Contract Value as of the Business Day due proof of death is received by us in Good Order. Unless you tell us otherwise, the amount will be allocated to the money market Sub-account.

WTB Rider Continuation. If your surviving spouse is younger than age 76 on the date of Contract continuation, your surviving spouse can choose to continue the WTB in effect on the original Contract. This continuation must be elected at the time your surviving spouse elects to continue the Contract. Spousal continuation may be made by submitting the proper Symetra Life administrative form to us in Good Order. If your surviving spouse continues the rider, any future rider calculations will be based on your surviving spouse's attained age and sex, if allowed under applicable law. Your surviving spouse will start with a new WTB Threshold equal to the Contract Value on the day of continuation after any additional benefit has been added. Subsequent Purchase Payments will increase the WTB Threshold, and any subsequent withdrawals will first reduce the WTB Earnings on a dollar-for-dollar basis and then reduce the WTB Threshold on a dollar-for-dollar basis.

DEATH DURING THE INCOME PHASE
If an Owner dies during the Income Phase, then any amounts paid after the Owner's death will depend on which annuity option was selected. If an Owner dies while annuity payments are being paid, we will pay the remaining annuity payments, if any, in accordance with that option. If the Annuitant is not an Owner and dies after the Annuity Date, then we will continue paying any remaining annuity payments to the Payee designated by the Owner. The remaining annuity payments will be distributed at least as rapidly as under the annuity option then in effect. See "Section 3 - Annuity Payments" for more information.

================================================================================
9. TAXES
================================================================================
This section discusses how the federal income tax applies to annuities in general. This information is not complete and is not intended as tax advice. Tax laws and their interpretations are complex and subject to change. We cannot predict the probability that any changes in the interpretation of the laws, or the laws themselves, will occur. No attempt is made to discuss state or other tax laws. Symetra Life does not guarantee the tax treatment of any Contract or any transaction involving a Contract. You bear the complete risk that the Contract may not be treated as an "annuity contract" under federal income tax laws. It should be further understood that the following discussion is not exhaustive and that special rules not described in this prospectus may be applicable in certain situations. You should consult a competent tax advisor about the possibilities of tax law changes and your individual circumstances.

ANNUITY CONTRACTS IN GENERAL
Different tax rules apply to Purchase Payments made to annuity contracts and distributions from annuity contracts depending on how you take money out and whether the annuity contract is a" non-qualified contract" or a "qualified contract". A "non-qualified contract" is one that is not purchased as part of a formal retirement plan. A "qualified contract" is purchased as part of an individual retirement plan or an employer-sponsored plan. Currently, we offer this Contract as a qualified contract to fund an IRA, Roth IRA, SIMPLE IRA, or SEP IRA. Non-qualified contracts purchased with after-tax money and not part of an IRA, Roth IRA, SIMPLE IRA, SEP IRA, or other retirement plan, receive different tax treatment than qualified Contracts.


NON-QUALIFIED CONTRACTS
Individuals may purchase non-qualified annuity contracts without any Purchase Payment limits imposed under the Code. The Purchase Payments receive no tax benefit - deduction or deferral -- but taxes on the increases in the value of the Contract are generally deferred until distribution occurs, either in the form of a lump sum payment, a partial withdrawal, or as annuity payments under the option elected.


Your cost basis equals the total amount of the after-tax Purchase Payments remaining in the Contract. Under the Code, you generally do not pay tax on Contract earnings until received. If the Contract Value exceeds the aggregate Purchase Payments made to the Contract, any amount withdrawn will generally be treated as coming first from earnings (also referred to in the Code as "income on the contract") and then, only after the income portion is exhausted, as coming from Purchase Payments. Full surrenders are treated as taxable income to the extent the amount received exceeds the investment in the Contract. Withdrawn earnings are includable in gross income and taxed at ordinary income rates. Under Revenue Ruling 61-201, an ordinary loss deduction may be available upon the full surrender of a contract if the proceeds of the surrender are less than the investment in the Contract. However, the deduction will be subject to the limitation on itemized deductions. You should consult your tax advisor before deducting any loss resulting from the surrender of a non-qualified annuity contract.

Contracts not owned for the benefit of natural persons, e.g., contracts owned by a corporation or certain other entities, are generally not treated as annuities for federal income tax purposes and any earnings are taxed as ordinary income in the current year. Exceptions may apply. For example, contracts held by a trust which holds the annuity contract as an agent for a natural person, contracts held for non-qualified deferred compensation arrangements, and contracts held for qualified contracts may be able to defer tax on earnings until money is withdrawn from the annuity contract.
Purchasers who are not natural persons should consult their own tax counsel or other tax advisor before purchasing the Contract.

In addition to ordinary income tax, Section 72(q) of the Code imposes a ten percent (10%) penalty to the income portion of any premature withdrawals from a non-qualified annuity contract. The penalty is not imposed on amounts received: (a) after the taxpayer reaches age 59 1/2; (b) after the death of the Owner; (c) if the taxpayer is totally disabled (for this purpose disability is as defined in Section 72(m)(7) of the Code); (d) in a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary; or (e) which are allocable to Purchase Payments made prior to August 14, 1982. With respect to (d) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or five years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used. There may be other exceptions to the 10% tax penalty and additional conditions to the 10% penalty exceptions described above. Before you make a withdrawal from a non-qualified contract, you should consult your tax advisor to determine the tax treatment of the withdrawal and whether the 10% penalty tax will apply.

DIVERSIFICATION REQUIREMENTS
Non-qualified variable annuity contracts are treated as annuities for tax purposes and receive tax deferral as long as the Sub-accounts meet diversification standards set by the Code and applicable regulations. This favorable tax treatment allows you to select and make transfers among Sub-accounts without paying income tax until you take money out.

The diversification standards generally require each Portfolio to meet certain investment tests so that the concentration of the Portfolio's underlying investments does not exceed certain percentages. The diversification requirements do not apply to IRA annuities or annuities issued to other qualified plans. If a Sub-account failed to comply with these diversification requirements, a non-qualified Contract would not be treated as an annuity for federal income tax purposes and the Owner would be currently taxed on the
excess of the Contract Value over the investment in the Contract.    We
intend that the Portfolios of the corresponding Sub-accounts offered under the Contract be managed to comply with existing diversification standards. However, you bear the risk that the non-qualified Contract could be disqualified as an annuity due to the failure of a Portfolio or Sub-account to be deemed to be adequately diversified.

OWNER CONTROL
The diversification regulations do not provide guidance regarding the circumstances in which owner control of the investments of the Separate Account will cause a variable contract owner to be treated as the owner of the assets of the Separate Account. In certain circumstances, a variable contract owner may be considered to be the owner of the assets of a segregated asset account (also referred to as a "Sub-account") if the IRS deems the owner to possess "ownership" in those assets, such as the ability to exercise investment control over the assets. If the contract owner is deemed to have "investor control" over the underlying Portfolios, then the contract owner could be taxed currently on income and gains under the Contract.

The application of the investor control doctrine is subject to some uncertainty. In Revenue Ruling 2003-91 (the "Revenue Ruling"), the IRS provided guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor to be treated as the owner of the assets in the account (which would result in the current taxation of the income on those assets to the Owner). The Revenue Ruling states that the determination of whether the owner of a variable contract is to be treated as the owner of the assets held by the insurance company under the contract will depend on all of the facts and circumstances. In the Revenue Ruling the IRS provided that if the number of underlying sub-accounts does not exceed 20, then the number of sub-accounts alone would not cause the contract owner to have investment control of the sub-account assets. The IRS also indicated that exceeding 20 investment options may be a factor, along with other factors, when determining whether a variable contract owner has investor control over the underlying contract assets. The Revenue Ruling did not indicate the number of investment options, or sub-accounts, if any, that would cause the contract owner to have investor control over the sub-account assets.

We believe that the design of the Contract and the relationship between our Contract and the Portfolios is such that the investor control doctrine should not apply. We also do not believe that the ownership rights of an Owner under a Contract (e.g. the right to allocate money into a number of Sub-accounts) would result in any Owner being treated as the owner of the assets of the Contract under the Revenue Ruling. However, we do not know whether additional guidance will be provided by the IRS on this issue and what standards may be contained in such guidance. In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the Owner being retroactively determined to be the owner of the assets of the sub-account. Due to the uncertainty in this area, we reserve the right to modify the Contract in an attempt to maintain favorable tax treatment. However, there is no assurance that such modifications would be successful.

DISTRIBUTIONS AT DEATH
In order to be treated as an annuity contract for tax purposes, a non-qualified contract must provide that:

	1.  	If the Owner dies before annuity payments begin, the entire
		interest in the Contract must be distributed within five years after the date of the Owner's death. If payable to a designated beneficiary, the distributions must be paid over the life or life expectancy of that designated beneficiary, so long as the payouts begin within one year of the Owner's death. If the sole designated beneficiary is the spouse of the Owner, the Contract may be continued in the name of the spouse as Owner; or

	2.  	If the Owner dies on or after annuity payments begin, the
		remainder of any interest in the Contract must be distributed at least as rapidly as that provided for in the method in effect on the date of death.

If the Owner is not a natural person, then for purposes of these distribution rules, the Annuitant is considered the Owner. In addition, when the Owner is not a natural person, a change in the Annuitant is treated as the death of the Owner.

ANNUITY DATE
We will deny our consent to a later Annuity Date based upon any current or future legal restrictions imposed by state laws and regulations, by regulatory authorities or by the Code and the IRS. For non-qualified Contracts, if the Contract's Income Phase occurs at a time when the Annuitant has reached an advanced age (e.g., past age 95), it is possible that the Contract would not be treated as an annuity for federal income tax purposes. In that event, gains under the Contract could be currently includable in your income. The
IRS has not provided guidance with respect to a maximum date on which annuity payments must start. In the event that any future rulings, regulations, or other pronouncements by the IRS provide us with guidance, we may need to restrict your ability to change to any Annuity Date under a non-qualified Contract which occurs when the Annuitant is at an advanced age (e.g., past age
95).

OPTIONAL BENEFIT RIDER-NON-QUALIFIED CONTRACTS
We do not believe that the fees and charges associated with any optional benefit provided under the Contract should be treated as taxable withdrawals. However, it is possible that the IRS may take the position that the fees and charges deducted for certain optional benefit riders, are deemed to be taxable distributions that are subject to the 10% penalty tax on distributions made before age 59 1/2.

In general, any amount actually received under the Contract as a death benefit, including an optional death benefit, will be treated for tax purposes as provided in the "Non-Qualified Contracts" and "Taxation of Annuity Payments" sections.

QUALIFIED CONTRACTS
Contracts purchased as an IRA, Roth IRA, SIMPLE IRA, or SEP IRA are referred to as "qualified contracts" because they are qualified under the Code to provide tax deferral for retirement purposes. You do not have to purchase an annuity contract to qualify for the tax deferral offered by these qualified contracts. There may be other investment vehicles that can be purchased for your retirement plan. However, an annuity contract has features and benefits other than tax deferral that may make it an appropriate investment for your retirement plan. Numerous special tax rules apply to the participants in qualified plans and to annuity contracts used in connection with qualified plans. Therefore, we make no attempt in this prospectus to provide more than general information about use of the Contract with qualified plans. If the Contract is purchased as part of your employer's retirement plan, we are not responsible for determining if your employer's plan or arrangement satisfies the requirements of the Code and/or the Employee Retirement Income Security Act of 1974 (ERISA). You should consult your tax advisor regarding these features and benefits before you buy a qualified Contract.

Qualified contracts are subject to special rules and limits on Purchase Payments and distributions that vary according to the type of retirement plan. You may be able to make a direct transfer or rollover from other qualified plans and qualified contracts to this qualified Contract. Ineligible or excess contributions to certain qualified contracts can result in substantial penalties and possible loss of the Contract's or retirement plan's qualified status. Tax penalties of 10% or more, may apply to certain distributions; for example if you are under age 59 1/2 and not disabled as defined by the Code.

IRAs. Individuals may contribute to an individual retirement arrangement known as a traditional IRA ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's gross income. Under some circumstances, you may be able to make "after-tax" contributions. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. Traditional IRAs include the SEP IRA and SIMPLE IRA. An employer can establish a SEP IRA or SIMPLE IRA for its employees. Under an employer's SEP IRA or SIMPLE IRA, contributions for each eligible employee can be made under Contracts issued as an IRA. Under certain conditions, distributions from other IRAs and other retirement plans may be rolled over or transferred on a tax deferred basis into an IRA. Purchasers of IRAs should obtain competent tax advice as to the tax treatment and suitability of such an investment.

Roth IRAs. Under applications limitations, individuals may also contribute nondeductible contributions to Roth IRAs. These Roth IRAs are also subject to limitations on eligibility, contributions, transferability and distributions. "Qualified distributions" from Roth IRAs are excluded from taxable gross income. "Qualified distributions" are distributions which (a) are made more than five years after the taxable year of the first contribution to a Roth IRA, and (b) meet any of the following conditions: (1) the annuity Owner has reach age 59 1/2; (2) the distribution is paid to a Beneficiary after the Owner's death; (3) the annuity Owner is disabled; or (4) the distribution will be used for first time home purchase. (Qualified distributions for first time home purchases may not exceed $10,000.) Non-qualified distributions are includable in taxable gross income only to the extent that they exceed the contributions made to the Roth IRA. The taxable portion of a non-qualified distribution may be subject to the 10% penalty tax.

You may convert a traditional IRA to a Roth IRA. You will be required to include the taxable portion of the conversion in your taxable gross income, but you will not be required to pay the 10% penalty tax. However, a 10% penalty tax may apply to a conversion from an IRA if distributions occur during the five taxable years beginning with the year in which the conversion was made. You should consult a tax advisor before converting an IRA to a Roth IRA.

If your Contract is issued as an IRA or Roth IRA, then we will issue the Contract with language intended to qualify the Contract for tax purposes as an IRA or Roth IRA. We will also provide the necessary administrative procedures to administer the IRAs and Roth IRAs in accordance with IRS requirements governing the sponsors of IRAs and Roth IRAs subject to the accuracy and completeness of the information you provide us. However, you are cautioned that the rights of any person to benefits under the retirement plan may be subject to the terms and conditions of the plans, regardless of the terms and conditions of the Contract. In addition, we will not be bound by the terms and conditions of a retirement plan to the extent such terms and conditions contradict the Contract, unless we consent.

For SEP IRAs and SIMPLE IRAs, certain IRS requirements and administrative procedures will be provided by your employer, and your Contract may be subject to the terms of the SEP IRA or SIMPLE IRA plan. Contracts issued in connection with SEP IRAs and SIMPLE IRAs may include special provisions that may restrict or modify the Contract provisions and administrative services in this prospectus. Where required, Contracts sold in connection with SEP or SIMPLE plans will utilize annuity purchase rate tables which do not differentiate on the basis of sex.

Limits on Annual Contributions. Under federal tax law, IRAs and Roth IRAs both limit the amount of annual contributions an individual can contribute to his or her IRA or Roth IRA. The IRA and Roth IRA annual contribution limit for 2012 of $5,000 is lower than the minimum Purchase Payment of $25,000 that we accept. Therefore, you may only contribute an initial Purchase Payment that is a rollover contribution of $25,000 or more from other eligible retirement plans. Generally, rollovers and direct transfers will not be subject to annual contribution limits. IRA Owners age 50 or older may be able to make additional "catch-up" contributions each year. If contributions are being made under a SEP or SIMPLE IRA, additional amounts may be contributed as permitted by the Code and the terms of the employer's plan.
A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax.

Required Minimum Distributions. Generally, qualified contracts (except for Roth IRAs) are subject to lifetime required minimum distributions. For IRAs, SIMPLE IRAs, and SEP IRAs, you must begin receiving required minimum distributions by April 1 of the year following the year in which you reach age 70 1/2. There is a 50% penalty tax on the shortfall if you fail to take required minimum distributions.

The required minimum distribution rules require that the entire interest in the Contract generally must be distributed not later than the required beginning date or distributed, beginning not later than the required beginning date over the life or life expectancy of the Owner, or the joint lives or joint life expectancy of the Owner and his or her designated beneficiary. These requirements do not apply to a Roth IRA during the Owner's life. Required minimum distributions from IRAs may be taken in the form of withdrawals from (1) the IRA Contract Value prior to the Contract's Annuity Date, or (2) from another IRA, Roth IRA, SIMPLE IRA, or SEP IRA that you own, to the extent permitted under federal tax law.

Generally, if the Owner dies before required minimum distributions have begun, the entire interest of the Owner must be distributed by December 31st of the year that is the fifth anniversary of the Owner's death or over the life or life expectancy of the designated Beneficiary if such distributions begin no later than December 31st of the year after the date of the Owner's death. If your spouse is your Beneficiary and your Contract permits, your spouse may delay the start of required minimum distributions until December 31st of the year in which you would have reached age 70 1/2. The spouse Beneficiary of an IRA may elect to roll over the death proceeds into his or her own IRA (or a Roth IRA and pay the taxable portion of the death proceeds) and treat the IRA (or Roth IRA) as his or her own. Non-spouse Beneficiaries may also be able to roll over death proceeds to an inherited IRA. If you die after required minimum distributions have begun, payments of your entire remaining interest must be made in a manner and over a period as provided under the Code. Roth IRAs are not subject to the required minimum distributions rule while the Owner is alive. Distributions from a Roth IRA may be deferred until the death of the Owner.

Under final regulations issued by the Internal Revenue Service ("IRS"), the actuarial present value of "other benefits" provided under annuity contracts are included for purposes of calculating required minimum distributions. These other benefits include the value of any death benefits, such as the WTB rider, provided under your Contract. These benefits will be considered in calculating required minimum distributions and do impact the amount of your required minimum distribution.

The taxation of the additional benefits provided by the rider offered in this Contract is complex. The IRS may disagree with the tax treatment generally described here, or the IRS may issue additional guidance regarding the taxation of these types of rider. Such IRS actions may result in adverse tax consequences for you or additional tax liability. You should consult your tax advisor prior to selecting any optional benefit rider under the Contract.

Tax Treatment of Withdrawals. To the extent Purchase Payments have a zero cost basis (were made with pre-tax dollars), withdrawals will be taxed as ordinary income. In some cases, you must satisfy retirement plan or Code requirements before you take money out.

In addition to ordinary income tax, Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distributions from certain qualified contracts. To the extent amounts are not includable in gross income because they have been rolled over to an IRA or to another eligible plan; no tax penalty will be imposed. The following is a list of some of the distributions to which the tax penalty will not apply: (a) distributions made on after the date on which the Owner reaches ages 59 1/2; (b) distributions following the death or disability of the Owner as defined by the Code; (c) distributions made after separation from service after attainment of age 55; (d) distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of such Owner and his or her beneficiary; (e) distributions made to the Owner to the extent such distributions do not exceed the amount allowable as a deduction under Section 213 of the Code to the Owner for amounts paid during the taxable year for medical care; (f) distributions made to pay health insurance premiums for an unemployed Owner; (g) distributions made to pay qualified higher education expenses; (h) distributions made to an Owner for first home purchases; (i) distributions due to an IRS levy; (j) "qualified reservist distributions", as defined by the Code; and (k) distributions to qualified public safety employees from a governmental defined benefit plan after attaining age 50 and separating from service. The exception stated in (c) above does not apply to an IRA and Roth IRA. There may be other exceptions to the 10% tax penalty and additional conditions to the 10% penalty exceptions described above. Before you make a withdrawal, you should consult your tax advisor to determine the tax treatment of the withdrawal and whether the 10% penalty tax will apply.

WITHDRAWALS FOR INVESTMENT ADVISOR FEES
Withdrawals from non-qualified Contracts for the payment of investment advisor fees will be considered taxable distributions from the Contract by the IRS. The IRS has also held, however, that the payment of investment advisor fees from certain tax-qualified contracts need not be considered a distribution for income tax purposes if certain requirements are met. You should consult a competent tax advisor for details if you want to pay your investment adviser by withdrawing funds from this Contract.

TAXATION OF ANNUITY PAYMENTS
Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each annuity payment (or "amount received as an annuity") is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined using an exclusion ratio in a manner that is designed to allow you to recover your after-tax investment in the Contract. The exclusion amount for annuity payments based on a fixed annuity is determined by multiplying the payment by the ratio that the cost basis of the contract (adjusted for any period certain) bears to the expected return under the Contract. For qualified Contracts, the after-tax investment may be zero. The exclusion ratio is determined when annuity payments start. It is applied to each annuity payment over the expected stream of annuity payments, so that each annuity payment is taxable in part and tax-free in part. Once your investment in the Contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income. If the annuity payments stop as a result of the Annuitant's death before full recovery of the investment in the Contract, you should consult a competent tax adviser to determine whether the unrecovered investment in the Contract is deductible. Owners, Payees and Beneficiaries under the contracts should seek competent financial advice about the tax consequences of any distributions.

As mentioned above, distributions prior to age 59 1/2 are subject to a 10% penalty tax, subject to certain exceptions. One exception is for distributions that are part of a series of substantially equal periodic payments (made not less frequently than annually) for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her designated beneficiary. Another is the "immediate annuity" exception, for annuity payments made pursuant to a partial or complete annuitization of your non-qualified Contract. Whether annuity payments made prior to age 59 1/2 satisfy either of these exceptions will depend on the manner in which such payments are made under the facts and circumstances of each case.

DEATH BENEFITS
Any death benefits paid under the Contract are generally taxable to the Beneficiary. The rules governing taxation of payments from an annuity Contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or annuity payments. Estate or gift taxes may also apply.

EFFECT OF CIVIL UNIONS AND DOMESTIC PARTNERSHIPS
For non-qualified and qualified annuities, there may be certain distribution options or elections available under federal tax law to beneficiaries who are
"spouses" as defined under federal tax law.   However, these same options may
not be available to surviving beneficiaries who are "civil union partners", "domestic partners "or other similar relationships as recognized under the laws of certain states. These options are available only to a person defined as a "spouse" under the federal Defense of Marriage Act, or any other applicable federal law. Accordingly, the administration of spousal rights and the related tax reporting for the Contract will be done in a manner consistent with federal tax law requirements. The rights and benefits of civil union, domestic partnerships and other similar relationships under federal law are evolving and complex. Therefore, you should contact your legal advisor to discuss the availability of options and elections available to your surviving partner.

EXCHANGES
From time to time we may offer programs under which certain variable annuity contracts previously issued by us may be exchanged for the Contracts offered by this prospectus. These programs will be made available on terms and conditions determined by us, and any such programs will comply with applicable law. We believe the exchanges will be tax free for federal income tax purposes; however, you should consult your tax advisor. Generally you can exchange one non-qualified Contract for another in a tax-free exchange under
Section 1035 of the Code. In addition, if your Contract is a qualified Contract, then it will generally qualify as a tax free rollover or transfer. However, only one rollover is permitted during any one-year period.

If you exchange part of an existing contract for this Contract, and within 180 days of the exchange you receive a payment (e.g., you make a withdrawal) from either contract, the exchange may not be treated as a tax-free exchange. Rather, the exchange may be treated as if you had made a taxable withdrawal from the existing contract and then purchased this Contract. Subject to certain exceptions, some or all of the amount exchanged into this Contract could be includible in your income and subject to the 10% tax described in the "Non-Qualified Contracts" section of this Prospectus.

If you are considering a partial exchange of an annuity contract, you should consider the conditions described by Revenue Procedure 2011-38, effective for transfers that are completed on or after October 24, 2011. Under Rev. Proc. 2011-38: (1) the period of time after which cash can be withdrawn from either contract is 180 days beginning on the date of the transfer and (2) annuity payments that satisfy the newly enacted partial annuitization rule of IRC [section sign] 72(a)(2) will not be treated as a distribution from either the old or new contract.

 Before making an exchange, you should compare both Contracts carefully. You may have to pay a surrender charge on your existing annuity contract; other charges may be higher (or lower) and the benefits may be different. You should not exchange another variable annuity contract for this one unless you determine that, after knowing all the facts, the exchange is in your best interest. Also, you should consult your tax advisor in connection with an exchange involving the Contract, especially if you anticipate making a withdrawal from either Contract .

A transfer or assignment of ownership of a Contract, the designation of an Annuitant, the selection of certain Annuity Dates, or the exchange of a Contract may result in certain tax consequences to you that are not discussed here. An Owner contemplating any such transfer, assignment or exchange should consult with their tax advisor.

MULTIPLE CONTRACTS
All deferred non-qualified annuity Contracts that are issued by Symetra Life (or any affiliate) to the same Owner during any calendar year will be treated as one annuity contract for purposes of determining the taxable amount. As a result, withdrawals from any such contracts will be taxed based upon the income in all of the contracts aggregated in the same calendar year. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such multiple contracts. For purposes of the aggregation rule, contracts received in a 1035 exchange will be considered issued in the year of the exchange. Also, all traditional IRAs you own will be treated as one IRA for tax purposes. You should consult a tax advisor prior to purchasing more than one annuity contract in any calendar year or owning more than one IRA.

TAX WITHHOLDING
Generally, federal income tax is withheld from the taxable portion of withdrawals at a rate of 10%. Withholding on periodic payments as defined by the Code is at the same rate as wages. Typically, you may elect not to have income taxes withheld or to have withholding done at a different rate. Certain distributions, however, from qualified retirement plans may be subject
to a mandatory 20% withholding.   Special withholding rules apply to United
States citizens residing outside the United States and to non-resident aliens.

FEDERAL ESTATE TAXES
While no attempt is being made to discuss the federal estate tax implications of the Contract, a purchaser should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information.

GENERATION-SKIPPING TRANSFER TAX
Under certain circumstances, the Code may impose a "generation skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

TAX RELIEF, UNEMPLOYMENT INSURANCE REAUTHORIZATION, AND JOB CREATION ACT OF
2010
The Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010 (the "2010 Act") extends for two years the federal estate tax, gift tax and generation-skipping transfer tax exemptions and retains the federal estate tax rates; the generation-skipping transfer tax rates; and the gift tax rates enacted as part of the Economic Growth and Tax Relief Reconciliation Act of 2001.

The estate, gift, and generation-skipping transfer tax exemption provisions of the 2010 Act are only effective until December 31, 2012, after which the provisions will sunset, and the federal estate, gift, and generation-skipping transfer taxes will return to their pre-2001 levels, resulting in significantly lower exemptions and significantly higher tax rates. Between now and the end of 2012, Congress may make these provisions of the 2010 Act permanent, or they may do nothing and allow these 2010 Act provisions to sunset, or they may alter the exemptions and/or applicable tax rates.

If you are considering the purchase of the Contract as part of your estate tax planning, you should consult with your tax advisor particularly in light of the uncertainty as to future estate, gift and generation-skipping transfer taxes.

MEDICARE TAX
Beginning in 2013, distributions from non-qualified annuity contracts will be considered "investment income" for purposes of the newly enacted Medicare tax on investment income. Thus, in certain circumstances, a tax may be applied to some or all of the taxable portion of distributions (e.g. earnings) to
individuals whose income exceeds certain threshold amounts.   Please consult a
tax advisor for more information.

ANNUITY PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS
The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. If you are not a U.S. citizen or resident, you will generally be subject to U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, you may be subject to state and/or municipal taxes and taxes that may be imposed by your country of citizenship or residence. You should consult with a qualified tax advisor regarding U.S. state, and foreign taxation with respect to purchasing the Contract.

FOREIGN TAX CREDITS
We may benefit from any foreign tax credits attributable to taxes paid by certain Portfolios to foreign jurisdictions to the extent permitted under federal tax law.

POSSIBLE TAX LAW CHANGES
Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. Consult a tax advisor with respect to legislative developments and their effect on the Contract.

We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity Contract owners currently receive. We make no guarantee regarding the tax status of any contact and do not intend the above discussion as tax advice.

================================================================================
10. OTHER INFORMATION
================================================================================
SYMETRA  LIFE INSURANCE COMPANY
Symetra Life Insurance Company was incorporated as a stock life insurance company under Washington law on January 23, 1957 and was formerly named
Safeco Life Insurance Company.   Symetra Life Insurance Company is a wholly
owned subsidiary of Symetra Financial Corporation. We provide individual and group life, accident and health insurance, and annuity products and are licensed to do business in the District of Columbia and all states except New York.

SEPARATE ACCOUNT
We established Symetra Resource Variable Account B under Washington law on February 6, 1986. The Separate Account holds the assets that underlie Contract Values invested in the Sub-accounts. The Separate Account was registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended.

Symetra Life is taxed as a life insurance company under the Code. Under Washington law, the assets in the Separate Account are the property of Symetra Life. For federal income tax purposes, the Separate Account is not a separate entity from Symetra Life and its operations form a part of Symetra Life. However, the portion of the assets in the Separate Account equal to the reserves and other Contract liabilities with respect to the Separate Account are not chargeable with liabilities arising out of any other business that we may conduct. Income, gains and losses, realized and unrealized, from assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to other income, gains or losses of Symetra Life. Promises we make in the Contract are general corporate obligations of Symetra Life and are not dependent on assets in the Separate Account.

CHANGES TO THE SEPARATE ACCOUNT
Where permitted by applicable law, we reserve the right to make certain changes to the structure and operation of the Separate Account. We will not make any such changes without receiving any necessary approval of the SEC and applicable state insurance departments. We will notify you of any changes in writing. These changes include, among others, the right to:

	-	Transfer assets supporting the Contracts from one Sub-account
		to another or from the Separate Account to another separate
		account;
	-	Combine the Separate Account with other separate accounts,
		and/or create new separate accounts;
	-	Deregister the Separate Account, or operate the Separate
		Account as a management investment company, or as any other form permitted by law;
	-	Manage the Separate Account under the direction of a committee
		at any time;
	-	Make any changes required by applicable law or regulation;
		and
	-	Modify the provisions of the Contract to reflect changes to
		the Sub-accounts and the Separate Account and to comply with applicable law.

Some, but not all, of these future changes may be the result of changes in
applicable laws or interpretations of law.   We reserve the right to make
other structural and operational changes affecting the Separate Account.

GENERAL ACCOUNT
All amounts allocated to an annuity option become part of our General Account. Symetra Life exercises sole discretion over the investment of General Account assets, and bears the associated investment risk. You will not share in the investment experience of General Account assets. Assets in the General Account are not insulated from the claims of Symetra Life's creditors and are subject to the liabilities arising from any of our other business. Any guarantees provided for under the Contract are backed by our financial strength and claims paying ability. You must look to the strength of the
insurance company with regard to such guarantees.   Interests in the General
Account have not been registered under the Securities Act of 1933, as amended, nor is the General Account registered as an investment company under the Investment Company Act of 1940, as amended.

DISTRIBUTION (PRINCIPAL UNDERWRITER)
The Contracts are distributed by Symetra Securities, Inc. ("SSI"). They are sold by individuals who, in addition to being licensed to sell variable annuity contracts for Symetra Life, are also registered representatives of SSI or broker-dealers who have a current sales agreement with SSI and Symetra Life. SSI is an affiliate of Symetra Life and is located at 777 108th Avenue NE, Suite 1200, Bellevue, Washington 98004. It is registered as a broker-dealer with the SEC under the Securities Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). No amounts are retained by SSI for acting as principal underwriter for Symetra Life variable products. Furthermore, we and SSI offer the Contracts through our affiliated broker-dealer, Symetra Investment Services, Inc. ("SIS"). Because of this affiliation, SIS and its registered representatives may favor Symetra Life's products.

We do not pay commissions for the promotion and sale of Symetra True Variable Annuity Contracts.

To the extent permitted by FINRA rules, promotional incentives or payments may also be provided to broker-dealers and wholesalers based on sales volumes, the assumption of wholesaling functions or other sales-related criteria. Other payments may be made for other services that do not directly involve the sale of the Contracts. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.

This Contract does not assess any sales charge.   You indirectly pay for
distribution expenses primarily, but not exclusively, through the mortality and expense risk charge and if applicable, the Sub-account fund facilitation fee. We may also pay for sales and distribution expenses out of any payments we or SSI receive from the underlying Portfolios or their investment advisors or affiliates for providing administrative, distribution and other services to the Portfolios.

AMENDMENTS TO THE CONTRACT
We reserve the right to amend the Contract to meet the requirements of applicable federal or state laws or regulations. Only an authorized officer of
Symetra Life may change the Contract.   You will be notified in writing of any
changes, modifications or waivers.

LEGAL PROCEEDINGS
There are no legal proceedings to which the Separate Account or SSI is a party. In the ordinary course of business, Symetra Life is engaged in various kinds of litigation, including class action and other lawsuits, or in arbitration. In some class action and other lawsuits involving insurance companies and other financial service providers, substantial damages have been sought and material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, at the present time it appears that there are no pending or threatened lawsuits that are likely to have a material adverse effect on the Separate Account, on Symetra Life's ability to meet its obligations under the Contract, or on SSI's ability to perform under its principal underwriting agreement.

RIGHT TO SUSPEND ANNUITY PAYMENTS, TRANSFERS, OR WITHDRAWALS
We may be required to suspend or postpone payment of transfers, withdrawals, and benefits from the Sub-accounts for any period of time when:

	-	the NYSE is closed (other than customary weekend or holiday
		closings);
	-	trading on the NYSE is restricted;
	-	an SEC declared  emergency exists such that disposal of or
		determination of the value of the Sub-accounts is not
		reasonably practicable; or
	-	the SEC, by order, so permits for your protection.

Federal laws designed to counter terrorism and prevent money laundering by criminals might, in certain circumstances, require us to reject a Purchase Payment and/or "freeze" your Contract. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, or death benefits, make transfers, or continue making payments under an annuity payment option. We may also be required to provide additional information about you or your Contract to government regulators.

REDUCTION OF CHARGES
Under some circumstances we may expect to experience lower costs or higher revenues associated with issuing and administering certain Contracts. For example, sales expenses are expected to be less when Contracts are sold to a large group of individuals. In these situations, we may have lower administrative costs due to the ability to centralize communications with one large group rather than individualized communications. Thus administrative tasks, such as the processing of forms and handling of Purchase Payments,
withdrawals and surrenders may be administered more efficiently.   Under such
circumstances we may pass a portion of these anticipated savings on to you by reducing Owner transaction charges.

We may also take such action in connection with Contracts sold to our officers, directors, and employees and their family members, employees of our affiliates and their family members, and registered representatives and employees of broker-dealers that have a current selling agreement with us. In each circumstance such actions will be reasonably related to the savings or revenues anticipated and will be applied in a non-discriminatory manner. These actions may be withdrawn or modified by us at any time.

WEBSITE  INFORMATION
You can find more information about the Symetra True Variable Annuity Contract as well as other products and financial services offered by Symetra Life Insurance Company on the Internet at http://www.symetra.com. This website is frequently updated with new information and can help you locate a representative near you.

FINANCIAL STATEMENTS
The statutory-basis financial statements of Symetra Life Insurance Company and the financial statements of Symetra Resource Variable Account B are included in the Statement of Additional Information.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION
General Information
Services
Purchase of Contracts
Underwriter
Financial Statements

(cut along dotted line)

If you would like a free copy of the Statement of Additional Information dated __________, 2012, for this prospectus, please complete this form, detach and mail to:

                  Symetra Life Insurance Company
			 PO Box 758545
		        Topeka, KS 66675


Please send me a free copy of the Statement of Additional Information for the Symetra True Variable Annuity at the following address:

Name:
Mailing Address:

================================================================================
             APPENDIX A:  ACCUMULATION UNIT VALUE HISTORY
================================================================================
As this is a new product, there is no Accumulation Unit Value History.

================================================================================
                 APPENDIX B:  PORTFOLIO INFORMATION
================================================================================

You can find more detailed information about the Portfolios, including a description of risks and expenses, in the prospectuses for the Portfolios, which can be obtained without charge by contacting our Contract Maintenance Office. You should read those prospectuses carefully before investing. If you have received a summary prospectus for any of the Portfolios listed in Appendix B, please follow the instructions on the first page of the summary prospectus to obtain a copy of the full Portfolio prospectus.

The Portfolio information below was provided by the Portfolios. We have not independently verified the accuracy of the information.

      STANDARD SUB-ACCOUNTS INVEST IN THE FOLLOWING PORTFOLIOS

PORTFOLIO NAME		INVESTMENT OBJECTIVE				INVESTMENT ADVISOR
------------------------------------------------------------------------------------------------------
AllianceBernstein Variable Products Fund Series, Inc.
------------------------------------------------------------------------------------------------------
AllianceBernstein VPS 	Total return from long-term growth of  		AllianceBernstein LP
Real Estate Investment 	capital and income.
Portfolio - Class A
------------------------------------------------------------------------------------------------------
AllianceBernstein VPS 	Long-term growth of capital.			AllianceBernstein LP
Small Cap Growth
Portfolio - Class A
------------------------------------------------------------------------------------------------------
AllianceBernstein VPS 	Long-term growth of capital.			AllianceBernstein LP
Small/Mid Cap Value
Portfolio - Class A
------------------------------------------------------------------------------------------------------
American Century Variable Portfolios, Inc.
------------------------------------------------------------------------------------------------------
American Century VP	The fund seeks long-term capital growth.	American Century
Mid-Cap Value Fund 	Income is a secondary objective.	 	Investment Management, Inc.
------------------------------------------------------------------------------------------------------
American Century VP     This fund seeks long-term capital growth.	American Century
Value Fund	 	Income is a secondary objective.  		Investment Management, Inc.
------------------------------------------------------------------------------------------------------
Blackrock Variable Series Fund, Inc.
------------------------------------------------------------------------------------------------------
BlackRock Capital 	The fund seeks long-term growth of capital. 	BlackRock Advisors, LLC Sub-
Appreciation V.I. Fund							advised by BlackRock Investment
Class I	 								Management, LLC
------------------------------------------------------------------------------------------------------
BlackRock Global   	The fund  seeks high total investment return.	BlackRock Advisors, LLC Sub-
Allocation V.I. Fund							advised by BlackRock Investment
Class I									Management, LLC	and BlackRock
									International Limited
------------------------------------------------------------------------------------------------------
BlackRock High Yield 	The fund seeks to maximize total return,  	BlackRock Advisors, LLC Sub-
V.I. Fund Class I	consistent with income generation and		advised by BlackRock Investment
			prudent investment management.			Management, LLC
------------------------------------------------------------------------------------------------------
Calvert Variable Products, Inc.
------------------------------------------------------------------------------------------------------
Calvert VP  EAFE 	The EAFE International Index Portfolio seeks  	Calvert Investment Management,
International Index 	investment results that correspond to the   	Inc.
Portfolio - Class I	total return performance of common stocks as
			represented by the Morgan Stanley Capital
			International EAFE Index. The MSCI EAFE Index
			emphasizes the stocks of companies in major
			markets in Europe, Australasia, and the Far East.
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
Calvert VP Russell  	The Russell 2000 Small Cap Index Portfolio 	Calvert Investment Management,
2000 Small Cap Index 	seeks investment results that correspond to the	Inc.
Portfolio - class I	investment performance of U.S. common stocks,
	   		as represented by the Russell 2000 Index.

------------------------------------------------------------------------------------------------------
Columbia Funds Variable Insurance Trust
------------------------------------------------------------------------------------------------------
Columbia Mid Cap 	The Fund seeks long-term capital appreciation.	Columbia Management Investment
Growth Fund - Class 1							Advisers, LLC
------------------------------------------------------------------------------------------------------
Columbia Small		The Fund seeks long-term capital appreciation. 	Columbia Management Investment
Cap Value Fund								Advisers, LLC
- Class 1
------------------------------------------------------------------------------------------------------
Columbia VP Income 	The Fund seeks to provide shareholders with a  	Columbia Management Investment
Opportunities Fund 	high total return through current income	Advisers, LLC
- Class 1		and capital appreciation.
------------------------------------------------------------------------------------------------------
Columbia VP 		The Fund seeks to provide shareholders with 	Columbia Management Investment
International		capital appreciation.				Advisers, LLC
Opportunity Fund
- Class 1
------------------------------------------------------------------------------------------------------
Delaware VIP Trust
------------------------------------------------------------------------------------------------------
Delaware VIP Smid Cap   Seeks long-term capital appreciation.		Delaware Management Company,
Growth Series, 								a series of Delaware Management
Standard Class 								Business Trust, which is an
									indirectly wholly-owned
									subsidiary of Delaware
									Management Holdings, Inc.
------------------------------------------------------------------------------------------------------
Delaware VIP Emerging 	Seeks long-term appreciation.			Delaware Management Company,
Markets Series, 							a series of Delaware Management
Standard Class                                  	 	 	Business Trust, which is an
									indirectly wholly-owned
									subsidiary of Delaware
									Management Holdings, Inc.
------------------------------------------------------------------------------------------------------
Delaware VIP 		Seeks long-term growth without undue risk 	Delaware Management Company,
International Value 	to principal.					a series of Delaware Management
Equity Series, 								Business Trust, which is an
Standard Class 								indirectly wholly-owned
									subsidiary of Delaware
									Management Holdings, Inc.
------------------------------------------------------------------------------------------------------
Delaware VIP Small Cap  Seeks capital appreciation. 			Delaware Management Company,
Value Series, 								a series of Delaware Management
Standard Class 								Business Trust, which is an
									indirectly wholly-owned
									subsidiary of Delaware
									Management Holdings, Inc.
------------------------------------------------------------------------------------------------------
Dimensional Fund Advisors
------------------------------------------------------------------------------------------------------
V.A. Global 		The investment objective of the VA Global   	Dimensional Fund Advisors LP
Bond Portfolio		Bond Portfolio is to provide a market rate
			of return for a fixed income portfolio with
			low relative volatility of returns.
------------------------------------------------------------------------------------------------------
VA International 	The investment objective of the VA International Dimensional Fund Advisors LP
Small Portfolio		Small Portfolio is to achieve long-term capital
			appreciation.

------------------------------------------------------------------------------------------------------
VA International 	The investment objective of the VA International Dimensional Fund Advisors LP
Value Portfolio		Value Portfolio is to achieve long-term capital
			appreciation.
------------------------------------------------------------------------------------------------------
VA Short- 		The investment objective of the VA Short-Term   Dimensional Fund Advisors LP
Term Fixed Portfolio	Fixed Portfolio is to achieve a stable real
			return in excess of the rate of inflation with
			a minimum of risk.
------------------------------------------------------------------------------------------------------
VA U.S. Large		The investment objective of the VA U.S. Large 	Dimensional Fund Advisors LP
Value Portfolio 	Value Portfolio is to achieve long-term capital
			appreciation.
------------------------------------------------------------------------------------------------------
VA U.S. 		The investment objective of the VA U.S.  	Dimensional Fund Advisors LP
Targeted Value		Targeted Value Portfolio is to achieve
			long-term capital appreciation.
------------------------------------------------------------------------------------------------------
Dreyfus Variable Investment Fund ("Dreyfus VIF")
------------------------------------------------------------------------------------------------------
Dreyfus VIF - 		The fund seeks long-term capital growth		The Dreyfus Corporation
Appreciation 		consistent with the preservation of capital.	Sub-advised by Fayez Sarofim
Portfolio 	   	Its secondary goal is current income. 		& Co.
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
Fidelity[registered trademark symbol] Variable Insurance Products
------------------------------------------------------------------------------------------------------
Fidelity VIP 		Fidelity VIP Contrafund[registered trademark 	Fidelity Management &
Contrafund [registered 	symbol] Portfolio seeks long-term capital  	Research Company
trademark symbol] 	appreciation.
Portfolio - Initial
Class
------------------------------------------------------------------------------------------------------
Fidelity VIP Energy 	Fidelity VIP Energy Portfolio seeks capital  	Fidelity Management &
Portfolio - Initial 	appreciation.					Research Company
Class
------------------------------------------------------------------------------------------------------
Fidelity VIP Financial 	Fidelity VIP Financial Services Portfolio 	Fidelity Management &
Services Portfolio	seeks capital appreciation.			Research Company
- Initial Class
------------------------------------------------------------------------------------------------------
Fidelity VIP Investment Fidelity VIP Investment Grade Portfolio		Fidelity Management &
Grade Bond Portfolio	seeks as high a level of current income		Research Company
- Initial Class		as is consistent with the preservation
			of capital.
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
Fidelity VIP Mid 	Fidelity VIP Mid Cap Portfolio seeks		Fidelity Management &
Cap Portfolio	 	long-term growth of capital.			Research Company
- Initial Class
------------------------------------------------------------------------------------------------------
Fidelity VIP Real 	Fidelity VIP Real Estate Portfolio seeks	Fidelity Management &
Estate Portfolio	above-average income and long-term capital   	Research Company
- Initial Class		growth, consistent with reasonable
			investment risk. The fund seeks to provide
			a yield that exceeds the composite yield
			of the S&P 500[registered trademark symbol]
			Index.
------------------------------------------------------------------------------------------------------
Fidelity VIP Strategic 	Fidelity VIP Strategic Income Portfolio		Fidelity Management &
Income Portfolio	seeks a high level of current income. 		Research Company
- Initial Class		The fund may also seek capital appreciation.
------------------------------------------------------------------------------------------------------
Fidelity VIP 		Fidelity VIP Technology Portfolio seeks 	Fidelity Management &
Technology Portfolio	capital appreciation.				Research Company
- Initial Class
------------------------------------------------------------------------------------------------------
Franklin Templeton Variable Insurance Products Trust
------------------------------------------------------------------------------------------------------
Franklin Rising 	Seeks long-term capital appreciation, with  	Franklin Advisory Services, LLC
Dividends Securities	preservation of capital as an important
Fund - class 1		consideration. Under normal market
			conditions, the fund invests at least
			80% of its net assets in investments
			of companies that have paid rising
			dividends.
------------------------------------------------------------------------------------------------------
Franklin Strategic 	Seeks a high level of current income, with     	Franklin Advisers, Inc.
Income Securities Fund	capital preservation over the long term
-Class 1		as a secondary goal. Under normal
			market conditions, the fund invests
			primarily to predominantly in U.S. and
			foreign debt securities, including those in
			emerging markets.
------------------------------------------------------------------------------------------------------
Franklin U.S. 		Seeks income.  Under normal market conditions, 	Franklin Advisers, Inc.
Government Fund 	the Fund  invests at least 80% of its net
- Class 1 		assets in U.S. government securities.
------------------------------------------------------------------------------------------------------
Mutual Global Discovery Seeks capital appreciation.  Under normal   	Franklin Mutual Advisers, LLC
Securities Fund	- Class	market conditions, the fund invests primarily
1			in U.S. and foreign equity securities that the
			investment manager believes are undervalued.
------------------------------------------------------------------------------------------------------
Mutual Shares 		Seeks capital appreciation, with income as a 	Franklin Mutual Advisers, LLC
Securities Fund 	secondary goal. Under normal market conditions,
			the Fund invests primarily in U.S. and foreign
			equity securities that the manager believes
			are undervalued.
------------------------------------------------------------------------------------------------------
Templeton Developing	Seeks long-term capital appreciation. Under  	Templeton Asset Management Ltd.
Markets Securities 	normal market conditions,the Fund invests at
Fund - Class 1		least 80% of its net assets in emerging market
			investments.

------------------------------------------------------------------------------------------------------
Templeton Foreign 	Seeks long-term capital growth.  Under normal  	Templeton Investment Counsel,
Securities Fund		market conditions, the fund invests at least	LLC
-Class 1		80% of its net assets in investments of
			issuers located outside the U.S., including
			those in emerging markets.
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
Templeton Global Bond 	Seeks high current income, consistent with 	Franklin Advisers, Inc.
Securities Fund 	preservation of capital, with capital
-Class 1		appreciation as a secondary consideration.
			Under normal market conditions the Fund
			invests at least 80% of its net assets
			in bonds, which include debt securities of any
			maturity, such as bonds, notes, bills
			and debentures.
------------------------------------------------------------------------------------------------------
AIM Variable Insurance Funds (Invesco Variable Insurance Funds)
------------------------------------------------------------------------------------------------------
Invesco V.I. Core 	The fund's investment objective is long-term 	Invesco Advisers, Inc.
Equity Fund (Series I 	growth of capital.
Shares)
------------------------------------------------------------------------------------------------------
Invesco V.I. Global 	The fund's investment objective is total  	Invesco Advisers, Inc.
Real Estate Fund 	return through growth of capital and current	Sub-advised by Invesco Asset
(Series I Shares)	income.						Management Limited
------------------------------------------------------------------------------------------------------
Invesco V.I. 		The fund's investment objective is long-term	Invesco  Advisers, Inc.
International 		growth of capital.
Growth Fund
(Series I Shares)

------------------------------------------------------------------------------------------------------
Invesco V.I. Mid 	The fund's investment objective is long-term 	Invesco Advisers, Inc.
Cap Core Equity Fund	growth of capital.
(Series I Shares)
------------------------------------------------------------------------------------------------------
Invesco V.I. 		The fund's investment objective is long-term 	Invesco Advisers, Inc.
Small Cap Equity 	growth of capital.
Fund (Series I Shares)
------------------------------------------------------------------------------------------------------
Invesco Van 		The fund's investment objective is to seek    	Invesco Advisers, Inc.
Kampen VI Comstock	capital growth and income through
(Series I Shares)	investments in equity securities, including
			common stocks, preferred stocks and securities
			convertible into common and preferred stocks.
------------------------------------------------------------------------------------------------------
Janus Aspen Series
------------------------------------------------------------------------------------------------------
Janus Aspen 		Seeks long-term growth of capital.		Janus Capital Management, LLC
Enterprise Portfolio -
Institutional Shares
------------------------------------------------------------------------------------------------------
Janus Aspen Flexible 	Seeks to obtain maximum total return, 		Janus Capital Management, LLC
Bond Portfolio - 	consistent with preservation of capital.
Institutional Shares
------------------------------------------------------------------------------------------------------
Janus Aspen Overseas 	Seeks long-term growth of capital.		Janus Capital Management, LLC
Portfolio -
Institutional Shares
------------------------------------------------------------------------------------------------------
Janus Aspen Perkins 	Seeks capital appreciation.			Janus Capital Management, LLC
Mid Cap Value
Portfolio -
Institutional Shares
------------------------------------------------------------------------------------------------------


JPMorgan Insurance Trust
------------------------------------------------------------------------------------------------------
JPMorgan Insurance 	The portfolio seeks capital appreciation with	J.P.Morgan Investment
Trust  Mid Cap 		the secondary goal of achieving current income	Management Inc., an indirect,
Value Portfolio	 	by investing primarily in equity securities. 	wholly-owned subsidiary of
- Class 1								JPMorgan Chase & Co.

------------------------------------------------------------------------------------------------------
MFS[registered trademark symbol] Variable Insurance Trust
------------------------------------------------------------------------------------------------------
MFS[registered 		Seeks capital appreciation.			Massachusetts Financial
trademark symbol] 							Services Company
Growth Series -
Initial Class
------------------------------------------------------------------------------------------------------
MFS[registered 		Seeks capital appreciation.			Massachusetts Financial
trademark symbol]							Services Company
New Discovery Series
- Initial Class
------------------------------------------------------------------------------------------------------
MFS[registered 		Seeks total return.				Massachusetts Financial
trademark symbol]							Services Company
Utilities Series -
Initial Class
------------------------------------------------------------------------------------------------------
MFS[registered trademark symbol] Variable Insurance Trust II
------------------------------------------------------------------------------------------------------
MFS[registered 		Seeks capital appreciation.			Massachusetts Financial
trademark symbol] 							Services Company
International Growth
Portfolio - Initial
Class
------------------------------------------------------------------------------------------------------
MFS[registered 		Seeks capital appreciation.			Massachusetts Financial
trademark symbol] 							Services Company
International Value
Portfolio- Initial
Class
------------------------------------------------------------------------------------------------------
MFS[registered 		Seeks total return with an emphasis on current 	Massachusetts Financial
trademark symbol] 	income, but also considering capital 		Services Company
Government Securities 	appreciation.
Portfolio - Initial
Class
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
PIMCO Variable Insurance Trust
------------------------------------------------------------------------------------------------------
PIMCO All Asset 	The Portfolio Seeks maximum real return  	Pacific Investment Management
Portfolio 		consistent with preservation of real capital   	Company LLC
- Institutional Class 	and prudent investment management.
------------------------------------------------------------------------------------------------------
The PIMCO All Asset Portfolio is a "fund of funds", which means that it achieves its objective by investing in other mutual funds rather than in individual securities.
------------------------------------------------------------------------------------------------------
PIMCO CommodityReal	The Portfolio seeks maximum real return, 	Pacific Investment Management
Return[registered 	consistent with prudent investment 		Company LLC
trademark symbol] 	management.
Strategy Portfolio
- Institutional Class
------------------------------------------------------------------------------------------------------
PIMCO Emerging 		The Portfolio seeks maximum total return	Pacific Investment Management
Markets Bond Portfolio	consistent with preservation of capital		Company LLC
- Institutional Class 	and prudent investment management.
------------------------------------------------------------------------------------------------------
PIMCO EqS Pathfinder 	The Portfolio seeks capital appreciation.	Pacific Investment Management
Portfolio								Company LLC
- Institutional Class
------------------------------------------------------------------------------------------------------
PIMCO VIT Foreign	The Portfolio seeks maximum total return,	Pacific Investment Management
Bond Portfolio		consistent with preservation of capital		Company LLC
(Unhedged)		and prudent investment management.
- Institutional Class
------------------------------------------------------------------------------------------------------
PIMCO Global 		The Portfolio seeks maximum total return	Pacific Investment Management
Bond Portfolio		consistent with preservation of capital		Company LLC
(Unhedged)		and prudent investment management.
- Institutional Class
------------------------------------------------------------------------------------------------------
PIMCO Global 		The Portfolio seeks total return which		Pacific Investment Management
Multi-Asset Portfolio	exceeds that of a blend of 60% MSCI World	Company LLC
- Institutional Class	Index/40% Barclays Capital US Aggregate
			Index.
------------------------------------------------------------------------------------------------------
PIMCO Long-Term		The Portfolio seeks maximum total return,	Pacific Investment Management
US Government		consistent with preservation of capital		Company LLC
Portfolio		and prudent investment management.
- Institutional Class
------------------------------------------------------------------------------------------------------
PIMCO Low 		The Portfolio seeks maximum total return,	Pacific Investment Management
Duration Portfolio	consistent with preservation of capital		Company LLC
- Institutional Class	and prudent investment management.

------------------------------------------------------------------------------------------------------
PIMCO Real 		The Portfolio seeks maximum real return,	Pacific Investment Management
Return Portfolio	consistent with preservation of real capital	Company LLC
- Institutional Class	and prudent investment management.
------------------------------------------------------------------------------------------------------
PIMCO Total 		The Portfolio seeks maximum total return,	Pacific Investment Management
Return Portfolio 	consistent with preservation of capital		Company LLC
- Institutional Class	and prudent investment management.
------------------------------------------------------------------------------------------------------
PIMCO	 		The Portfolio seeks maximum long-term return,	Pacific Investment Management
Unconstrained 		consistent with preservation of capital		Company LLC
Bond Portfolio		and prudent investment management.
- Institutional Class
------------------------------------------------------------------------------------------------------
Pioneer Variable Contracts Trust
------------------------------------------------------------------------------------------------------
Pioneer Fund 		Reasonable income and capital growth.		Pioneer Investment Management,
VCT Portfolio 								Inc.
- Class I Shares
------------------------------------------------------------------------------------------------------
Pioneer Growth 		Growth of capital.				Pioneer Investment Management,
Opportunities VCT 							Inc.
Portfolio
- Class I Shares
------------------------------------------------------------------------------------------------------
Pioneer Strategic 	The Portfolio seeks high current income by	Pioneer Investment Management,
Income VCT Portfolio 	actively managing a diversified portfolio of 	Inc.
- Class I Shares	U.S. and international high yield and
			investment-grade debt securities.
------------------------------------------------------------------------------------------------------
Royce Capital Fund
------------------------------------------------------------------------------------------------------
Royce Capital Fund 	Seeks long-term growth of capital.		Royce & Associates, LLC
Micro-Cap Portfolio-
Investment Class
------------------------------------------------------------------------------------------------------
Royce Capital Fund 	Seeks long-term growth of capital.		Royce & Associates, LLC
Small-Cap Portfolio-
Investment Class
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
Sentinel Variable Products Trust
------------------------------------------------------------------------------------------------------
Sentinel Variable 	The Fund seeks high current income while 	Sentinel Asset Management, Inc.
Products Bond Fund	seeking to control risk.
------------------------------------------------------------------------------------------------------
Sentinel Variable 	The Fund seeks a combination of growth of	Sentinel Asset Management, Inc.
Products Common Stock 	capital,current income, growth of income and
Fund			relatively low risk as compared with the stock
	    		market as a whole.
------------------------------------------------------------------------------------------------------
Sentinel Variable 	The Fund seeks growth of capital.		Sentinel Asset Management, Inc.
Products Small
Company Fund
------------------------------------------------------------------------------------------------------
Symetra Mutual Funds Trust
------------------------------------------------------------------------------------------------------
Symetra DoubleLine 	The Fund seeks total return through both 	Symetra Investment Management,
Total Return Fund	income and capital appreciation.		Inc.  Sub-advised by DoubleLine
	  								Capital LP
------------------------------------------------------------------------------------------------------
Symetra DoubleLine  	The Fund seeks total return through both	Symetra Investment Management,
Emerging Markets 	income and capital appreciation.		Inc.  Sub-advised by DoubleLine
Income Fund
------------------------------------------------------------------------------------------------------
Symetra DFA U.S. CORE 	The Fund seeks long term capital appreciation.	Symetra Investment Management,
Equity Fund 		  				  		Inc.  Sub-advised by
									Dimensional Fund Advisors LP
------------------------------------------------------------------------------------------------------
Symetra DFA 		The Fund seeks long term capital appreciation.	Symetra Investment Management,
International CORE 							Inc.  Sub-advised by
Equity Fund 								Dimensional Fund Advisors LP								Capital LP
------------------------------------------------------------------------------------------------------
The Symetra DFA U.S. CORE Equity Fund and the Symetra DFA International CORE Equity Fund are "fund of funds", which means that they achieve their objective by investing in other mutual funds rather than in individual securities
------------------------------------------------------------------------------------------------------
Symetra Yacktman  	The Fund seeks long-term capital appreciation 	Symetra Investment Management,
Focused Fund	 	and, to a lesser extent, income.		Inc. Sub-advised by Yacktman
									Asset Management Co.
------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------
T. Rowe Price Variable Insurance Portfolios
------------------------------------------------------------------------------------------------------
T. Rowe Price Blue 	Long-term capital growth. Income is a 		T. Rowe Price Associates, Inc.
Chip Growth		secondary objective.
------------------------------------------------------------------------------------------------------
T. Rowe Price New 	Long-term growth of capital by investing  	T. Rowe Price Associates, Inc.
America Growth		primarily in the common stocks of
Portfolio		growth companies.
------------------------------------------------------------------------------------------------------
T. Rowe Price Equity 	Substantial dividend income as well as long- 	T. Rowe Price Associates, Inc.
Income Portfolio	term growth of capital through
			investments in the common stocks of
			established companies.
------------------------------------------------------------------------------------------------------
T. Rowe Price Health 	The fund's objective is long-term capital 	T. Rowe Price Associates, Inc.
Sciences.		appreciation.
------------------------------------------------------------------------------------------------------
T. Rowe Price 		Long-term growth of capital through investments T. Rowe Price Associates, Inc.
International Stock	primarily in the common stocks of established,
Portfolio		non-U.S. companies.
------------------------------------------------------------------------------------------------------
Van Eck Variable Insurance Products Trust
------------------------------------------------------------------------------------------------------
Van Eck VIP Global 	The Van Eck VIP Global Hard Assets Fund seeks	Van Eck Associates Corporation
Hard Assets Fund - 	long-term capital appreciation by investing
Initial Class	  	primarily in hard asset securities.
			Income is a secondary consideration.
------------------------------------------------------------------------------------------------------
Van Eck VIP Multi-	The Van Eck VIP Multi-Manager Alternatives Fund	Van Eck Associates Corporation
Manager Alternatives 	seeks to achieve consistent absolute (positive)
Fund - Initial Class 	returns in various market cycles.
------------------------------------------------------------------------------------------------------
Vanguard[registered trademark symbol] Variable Insurance Fund Portfolios
Vanguard is a registered trademark of The Vanguard Group
------------------------------------------------------------------------------------------------------
Vanguard VIF - 		The Balanced Portfolio seeks to provide long-	Wellington Management Company,
Balanced Portfolio	term capital appreciation and reasonable 	 LLP
			current income.
------------------------------------------------------------------------------------------------------
Vanguard VIF - Capital 	The Capital Growth Portfolio seeks to provide	PRIMECAP Management Company
Growth Portfolio	long-term capital appreciation.
------------------------------------------------------------------------------------------------------
Vanguard VIF - Equity 	The Equity Income Portfolio seeks to provide	Wellington Management Company,
Income Portfolio 	an above-average level of current income and 	LLP and The Vanguard Group,
			reasonable long-term capital appreciation.	Inc.
------------------------------------------------------------------------------------------------------
Vanguard VIF - Equity 	The Equity Index Portfolio seeks to track	The Vanguard Group, Inc.
Index Portfolio 	the performance of a benchmark index that
			measures the investment return
			of large-capitalization stocks.
------------------------------------------------------------------------------------------------------
Vanguard VIF - High 	The High Yield Bond Portfolio seeks to provide	Wellington Management Company,
Yield Bond Portfolio	a high level of current income.			LLP
------------------------------------------------------------------------------------------------------
Vanguard VIF - 		The International Portfolio seeks to provide	Baillie Gifford Overseas Ltd.,
International 		long-term capital appreciation.			M&G Investment Management
Portfolio								Limited, and Schroder
									Investment Management North
									America Inc.
------------------------------------------------------------------------------------------------------
Vanguard VIF - Mid-Cap 	The Mid-Cap Index Portfolio seeks to track	The Vanguard Group, Inc
Index Portfolio	 	the performance of a benchmark index that .
			measures the investment return of mid-.
			capitalization stocks
------------------------------------------------------------------------------------------------------
Vanguard VIF - Money 	The Money Market Portfolio seeks to provide	he Vanguard Group, Inc.
Market Portfolio	current income while maintaining liquidity
			and a stable share price of $1.T

------------------------------------------------------------------------------------------------------
Vanguard VIF - REIT 	The REIT Index Portfolio seeks to provide	The Vanguard Group, Inc.
Index Portfolio	 	a high level of income and moderate long-term
			capital appreciation by tracking the
			performance of a benchmark index that measures
			the performance of publicly traded equity Real
			Estate Investment Trusts.
------------------------------------------------------------------------------------------------------
Vanguard VIF - Short-	The Short-Term Investment-Grade Portfolio seeks	The Vanguard Group, Inc.
Term Investment-Grade 	to provide current income while maintaining
Portfolio 		limited price volatility.
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
Vanguard VIF - Small 	The Small Company Growth Portfolio seeks to	Granahan Investment Management,
Company			provide long-term capital appreciation.		Inc.  and The Vanguard Group,
Growth Portfolio							Inc.
------------------------------------------------------------------------------------------------------
Vanguard VIF - Total 	The Total Bond Market Index Portfolio seeks	The Vanguard Group, Inc.
Bond Market Index 	to track the performance of a broad, market-
Portfolio  		weighted bond index.
------------------------------------------------------------------------------------------------------
Vanguard VIF - Total 	The Total Stock Market Index Portfolio seeks 	The Vanguard Group, Inc.
Stock Market Index 	to track the performance of a benchmark
Portfolio 	 	index that measures the investment return
			of the overall stock market.
------------------------------------------------------------------------------------------------------


   PREPAID ANNUITY SHARE SUB-ACCOUNTS INVEST IN THE FOLLOWING PORTFOLIOS

PORTFOLIO NAME		INVESTMENT OBJECTIVE				INVESTMENT ADVISOR
------------------------------------------------------------------------------------------------------
Symetra Mutual Funds Trust
------------------------------------------------------------------------------------------------------
Symetra Pension Reserve The Fund seeks investment returns that would	Symetra Investment Management,
Fund - 2016 		provide an amount on the Fund's termination 	Inc.
(b. 1942-1947)		date approximately equal to the then present
	  	 	value of specified lifetime annuity payments to
			be made to investors born in the year range
			identified in the Fund's name.
------------------------------------------------------------------------------------------------------
Symetra Pension Reserve The Fund seeks investment returns that would	Symetra Investment Management,
Fund - 2020 		provide an amount on the Fund's termination	Inc.
(b. 1942-1947)	  	date approximately equal to the then present
	  	 	value of specified lifetime annuity payments to
			be made to investors born in the year range
			identified in the Fund's name.
------------------------------------------------------------------------------------------------------
Symetra Pension Reserve The Fund seeks investment returns that would	Symetra Investment Management,
Fund - 2024 		provide an amount on the Fund's termination	Inc.
(b. 1942-1947)	  	date approximately equal to the then present
	  	 	value of specified lifetime annuity payments to
			be made to investors born in the year range
			identified in the Fund's name.
------------------------------------------------------------------------------------------------------
Symetra Pension Reserve The Fund seeks investment returns that would	Symetra Investment Management,
Fund - 2016 		provide an amount on the Fund's termination	Inc.
(b. 1948-1952)	  	date approximately equal to the then present
	  	 	value of specified lifetime annuity payments to
			be made to investors born in the year range
			identified in the Fund's name.
------------------------------------------------------------------------------------------------------
Symetra Pension Reserve The Fund seeks investment returns that would	Symetra Investment Management,
Fund - 2020 		provide an amount on the Fund's termination	Inc.
(b. 1948-1952)	  	date approximately equal to the then present
	  	 	value of specified lifetime annuity payments to
			be made to investors born in the year range
			identified in the Fund's name.
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
Symetra Pension Reserve The Fund seeks investment returns that would	Symetra Investment Management,
Fund - 2024 		provide an amount on the Fund's termination 	Inc.
(b. 1948-1952)		date approximately equal to the then present
	  	 	value of specified lifetime annuity payments to
			be made to investors born in the year range
			identified in the Fund's name.
------------------------------------------------------------------------------------------------------
Symetra Pension Reserve The Fund seeks investment returns that would	Symetra Investment Management,
Fund - 2028 		provide an amount on the Fund's termination	Inc.
(b. 1948-1952)	  	date approximately equal to the then present
	  	 	value of specified lifetime annuity payments to
			be made to investors born in the year range
			identified in the Fund's name.
------------------------------------------------------------------------------------------------------
Symetra Pension Reserve The Fund seeks investment returns that would	Symetra Investment Management,
Fund - 2016 		provide an amount on the Fund's termination	Inc.
(b. 1953-1957)	  	date approximately equal to the then present
	  	 	value of specified lifetime annuity payments to
			be made to investors born in the year range
			identified in the Fund's name.
------------------------------------------------------------------------------------------------------
Symetra Pension Reserve The Fund seeks investment returns that would	Symetra Investment Management,
Fund - 2020 		provide an amount on the Fund's termination	Inc.
(b. 1953-1957)	  	date approximately equal to the then present
	  	 	value of specified lifetime annuity payments to
			be made to investors born in the year range
			identified in the Fund's name.
------------------------------------------------------------------------------------------------------
Symetra Pension Reserve The Fund seeks investment returns that would	Symetra Investment Management,
Fund - 2024 		provide an amount on the Fund's termination	Inc.
(b. 1953-1957)	  	date approximately equal to the then present
	  	 	value of specified lifetime annuity payments to
			be made to investors born in the year range
			identified in the Fund's name.
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
Symetra Pension Reserve The Fund seeks investment returns that would	Symetra Investment Management,
Fund - 2028 		provide an amount on the Fund's termination 	Inc.
(b. 1953-1957)		date approximately equal to the then present
	  	 	value of specified lifetime annuity payments to
			be made to investors born in the year range
			identified in the Fund's name.
------------------------------------------------------------------------------------------------------
Symetra Pension Reserve The Fund seeks investment returns that would	Symetra Investment Management,
Fund - 2020 		provide an amount on the Fund's termination	Inc.
(b. 1958-1962)	  	date approximately equal to the then present
	  	 	value of specified lifetime annuity payments to
			be made to investors born in the year range
			identified in the Fund's name.
------------------------------------------------------------------------------------------------------
Symetra Pension Reserve The Fund seeks investment returns that would	Symetra Investment Management,
Fund - 2024 		provide an amount on the Fund's termination	Inc.
(b. 1958-1962)	  	date approximately equal to the then present
	  	 	value of specified lifetime annuity payments to
			be made to investors born in the year range
			identified in the Fund's name.
------------------------------------------------------------------------------------------------------
Symetra Pension Reserve The Fund seeks investment returns that would	Symetra Investment Management,
Fund - 2028 		provide an amount on the Fund's termination	Inc.
(b. 1958-1962)	  	date approximately equal to the then present
	  	 	value of specified lifetime annuity payments to
			be made to investors born in the year range
			identified in the Fund's name.
------------------------------------------------------------------------------------------------------


================================================================================
                       APPENDIX C:  STATE VARIATIONS
================================================================================
The following information is a summary of the states where Symetra True
Variable Annuity Contracts or certain features and/or benefits are either not available as of the date of this prospectus or vary from the Contract's features and benefits as previously described in this prospectus. Certain provisions of the Contract may be different from the general description in this prospectus due to variations required by state law. The state in which your Contract is issued also governs whether or not certain riders, options,
charges or fees are available or will vary under your Contract.   Any state
variations will be included in your Contract or in riders or endorsements attached to your Contract.

STATE		FEATURE OR BENEFIT		VARIATION OR AVAILABILITY
----------------------------------------------------------------------------------------------------------------
Arizona		See "Right To Examine"  under 	If you reside in Arizona and you are 65 years of age or older on
		"Section 2-Purchase".		Contract Date or your Contract is a replacement of another
						insurance or annuity contract, you may return the Symetra True
						Contract within 30 days from the date you received it and receive
						a refund of the Contract Value plus any fees or charges deducted
						under the Contract.
----------------------------------------------------------------------------------------------------------------
District of 	See "Right To Examine"  under 	If you reside in the District of Columbia and your Contract is a
Columbia	"Section 2-Purchase".		replacement of another insurance or annuity contract, you may
						return it within 10 days from the date you received it.  When we
						receive the Contract, we will refund the Contract Value plus any
						fees or charges deducted under the Contract.
----------------------------------------------------------------------------------------------------------------
Florida		See "Right To Examine"  under 	If you reside in Florida, you may return the Contract within
		"Section 2-Purchase".	 	fourteen days from the date you receive it.  If you are sixty-
						five years of age or older on the Contract Date, you may return
						the Contract within twenty-one days from the date you received
						it. When we receive the Contract, we will refund the Contract
						Value plus any fees or charges deducted under the Contract.

		See "Death Benefit" under 	The sentence under this paragraph is replaced with the following:
		"Section 8-Death Benefit and
		Optional Death Benefit Amount".	If you die during the Accumulation Phase and the WTB rider is not
						in effect, your Contract provides you with a death benefit equal
						to your  Contract Value as of the Business Day the death benefit
						is paid plus any applicable interest.
----------------------------------------------------------------------------------------------------------------
North Dakota	See "Right To Examine"  under 	If you reside in North Dakota, you may return your Contract,
		"Section 2-Purchase".	 	including a Contract that is a replacement of another insurance
						or annuity contract, within 20 days from the date that you
						receive it and receive a refund of the Contract Value plus any
						fees or charges deducted under the Contract.
----------------------------------------------------------------------------------------------------------------
South Dakota	See "Right To Examine"  under 	If you reside in South Dakota and your Contract is a replacement
		"Section 2-Purchase".	 	of another insurance or annuity contract, you may return it
						within 10 days from the date you received it.  When we receive
						the Contract, we will refund the Contract Value plus any fees or
						charges deducted under the Contract.
----------------------------------------------------------------------------------------------------------------


================================================================================
               APPENDIX D:  PREPAID ANNUITY OPTION EXAMPLES
================================================================================
EXAMPLE 1:  	Determination of Accumulation Units and Applicable Prepaid
Annuity Option Payment Amount.

Assume that we receive a $1,000 Purchase Payment in Good Order prior to the close of business on a given Business Day. You have told us you want this invested in the Prepaid Annuity Sub-account for your birth year. At the end of that Business Day on which we received your Purchase Payment, we determine that the value of an Accumulation Unit for a Prepaid Annuity Sub-account is $12.72. To determine the number of Accumulation Units to credit to your Contract Value, we would do the following:

	Purchase Payment amount divided by the Accumulation Unit value
	($1,000.00 divided by $12.72)		=	78.60

We would credit your Contract Value with 78.60 Accumulation Units in the Prepaid Annuity Sub-account.

Assume that a year later, we receive another $1,000 Purchase Payment in Good Order. You have told us you want this to also be invested in the same Prepaid Annuity Sub-account for your birth year. At the end of that Business Day, we determine that the value of an Accumulation Unit for that Prepaid Annuity Sub-account is $12.92. To determine the total number of Accumulation Units held by you in that Prepaid Annuity Sub-account, we would do the following:

Step 1:    Determine the number of Accumulation
	   Units for the recent Purchase Payment

Purchase Payment Amount divided by the
Accumulation Unit value
($1,000.00 divided by $12.92)			=	77.39


Step 2:    Determine the total number of
	   Accumulation Units held

Recently purchased Accumulation Units plus
previously purchased Accumulation Unit
(78.60 + 77.39)					=	155.99


The total number of Prepaid Annuity Sub-account Accumulation Units held in your Contract would be 155.99.

Assume that prior to the Portfolio Termination Date you have elected to apply your entire Contract Value invested in the same Prepaid Annuity Sub-account to the prepaid annuity option and that your total Accumulation Units held was still 155.99. Your guaranteed annual lifetime payment would be equal to:

	Total number of Accumulation Units held times $1.00 per guaranteed lifetime income per Accumulation Unit
	(155.99 multiplied by $1.00)		=	$155.99

We will pay a guaranteed annual income of $155.99 until your death if you elect the Prepaid Annuity Option.

EXAMPLE 2:  	Effect of Withdrawals From or Transfers Out of the Prepaid Annuity
Sub-account
Assume the same facts as above and that the total number of Prepaid Annuity Sub-account Accumulation Units for your birth year are 155.99. Further, assume we receive, in Good Order, a request from you to withdraw $500 on a given Business Day.  You have told us you want this withdrawal to be taken
from the same Prepaid Annuity Sub-account.   At the end of that Business Day,
we determine that the value of an Accumulation Unit for that Prepaid Annuity Sub-account is $12.82. To determine the number of Accumulation Units to deduct from your Contract Value, we would do the following:

Step 1:    Determine the number of Accumulation
	   Units equal to the withdrawal amount
Amount of Withdrawal divided by the
Accumulation Unit value
($500.00 divided by $12.82)			=	39.00


Step 2:    Determine the total number of
	   Accumulation Units held
Total Accumulation Units minus recently
deducted Accumulation Units
(155.99 - 39.00)				=	116.99


Your guaranteed annual lifetime payment would be equal to:

		Total number of Accumulation Units
		held times $1.00 per guaranteed
		lifetime income per Accumulation Unit
		(116.99 multiplied by $1.00)	=	$116.99

A $500.00 withdrawal would reduce the number of Accumulation Units held in the Prepaid Annuity Sub-account for your birth year to 116.99 units. Furthermore, your annuity payment under the prepaid annuity option would be reduced to $116.99.

================================================================================
			APPENDIX E: WTB Rider Examples
================================================================================


The following is a hypothetical projection of Contract Values with resulting WTB Additional
Benefits and WTB rider charges.  The chart also shows the impact of certain transactions and Sub-account performance on the WTB Rider, WTB Rider Charges, and Contract Value,
including the impact of WTB Threshold Cap, and provides more detailed explanations of each such event.

The hypothetical projections shown below and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future performance.  Actual investment performance of the Portfolios may vary depending on a number of factors, including the investment allocations by the Contract Owner and different investment rates of return for the Portfolios.  The WTB Additional Benefit and Contract Value for a Contract
would be different from those shown if the actual investment performance of the Portfolios fluctuated above or below the assumptions used, if more withdrawals or Purchase Payments were made to the Contract, or if a Contract Owner did not match the assumptions  below for our representative Contract Owner.  No representation can be made by Symetra Life that these assumed projections can be achieved for any one Contract.
-----------------------------------------------------------------------------------------------------------------------
						ASSUMPTIONS:
-----------------------------------------------------------------------------------------------------------------------


Contract Owner Sex:	Male			WTB Rider Charge Rates
Date of Birth:		March 13, 1937		Attained Age 75:	5.4619%
Contract Date:		May 4, 2012		Attained Age 76:	6.0240%
WTB Threshold Cap:	$1,000,000

									    Total
		Contract  	              WTB 		  	   Contract
		Value			    Threshold			    Value
Explan-		Before 			     after    Purchase Payments	    after      Contract Value
atory  		 Trans-	   Purchase With-    Trans-   -----------------     Trans    ------------------	 WTB
Note	Date	actions    Payments drawals  actions  Covered Uncovered    actions   Covered  Uncovered	 Earnings
-------------------------------------------------------------------------------------------------------------------
1 	05/04/12    -	   $750,000    -     $750,000  $750,000	   -       $750,000  $750,000    -	   -
2 	06/04/12  $775,000   -	       -      750,000   750,000	   -	    775,000   775,000	 -     $25,000
 	7/5/2012   765,000   -	       -      750,000   750,000	   -	    765,000   765,000	 -      15,000
  	8/6/2012   750,000   -	       -      750,000   750,000	   -	    750,000   750,000	 -	  -
        9/4/2012   740,000   -	       -      750,000   750,000	   -	    740,000   740,000	 -	  -
       10/4/2012   755,000   -	       -      750,000   750,000	   -	    755,000   755,000	 -       5,000
3     10/16/2012   740,000  500,000    -    1,250,000 1,000,000 $250,000  1,240,000   992,000 $248,000	  -
       11/5/2012 1,240,000   -	       -    1,250,000 1,000,000  250,000  1,240,000   992,000  248,000	  -
       12/4/2012 1,250,000   -	       -    1,250,000 1,000,000  250,000  1,250,000 1,000,000  250,000	  -
        1/4/2013 1,240,000   -	       -    1,250,000 1,000,000  250,000  1,120,000   992,000  248,000	  -
4      1/23/2013 1,230,000   -	    110,000 1,140,000   912,000  228,000  1,130,000   896,000  224,000	  -
        2/4/2013 1,130,000   -	       -    1,140,000   912,000  228,000  1,160,000   904,000  226,000	  -
        3/4/2013 1,160,000   -	       -    1,140,000   912,000  228,000  1,150,000   928,000  232,000  20,000
5       4/4/2013 1,150,000   -	       -    1,140,000   912,000  228,000    950,000   920,000  230,000  10,000
6      4/24/2013 1,170,000   -	    220,000   950,000   760,000  190,000    950,000   760,000  190,000	  -
        5/6/2013   950,000   -	       -      950,000   760,000  190,000    950,000   760,000  190,000	  -
        6/4/2013   960,000   -	       -      950,000   760,000  190,000    960,000   768,000  192,000  10,000
        7/5/2013   950,000   -	       -      950,000   760,000  190,000    950,000   760,000  190,000	  -
7      7/15/2013   955,000  300,000    -    1,250,000 1,000,000  250,000  1,255,000 1,004,000  251,000   5,000

			[TABLE CONTINUED]
				          WTB
				         Addit-      WTB 	 WTB
				  WTB     ional     Benefit 	Rider
				  Gain   Benefit     Base       Charge
				---------------------------------------
				  -	   -	  $750,000	--
				$25,000 $12,500	   787,500     $56.89
				 15,000	  7,500	   772,500	34.14
				  -	   -	   750,000	  -
				  -	   -	   740,000	  -
				  5,000	  2,500	   757,500      11.38
				  -	  2,500	 1,242,500	  -
				  -	   -	 1,240,000	  -
				  -	   -	 1,250,000	  -
				  -	   -	 1,240,000	  -
				  -	   -	 1,120,000	  -
				  -	   -	 1,130,000	  -
				 16,000	  8,000  1,168,000      36.41
				  8,000	  4,000  1,154,000	20.08
				  -	  4,000	   954,000	  -
				  -	   -	   950,000	  -
				  8,000	  4,000	   964,000	20.08
				  -	   -	   950,000	  -
				  4,000	   -	 1,255,000	  -

Explanatory  Notes:

1	On 5/4/2012, the initial $750,000 Purchase Payment is applied to the Contract.   The WTB Threshold is $750,000.
	Because the WTB Threshold is below the WTB Threshold Cap of $1,000,000, the entire Purchase Payment is covered.

2	On 6/4/2012, the Contract Value is equal to $775,000 (as shown under the "Contract Value Before Transactions"
	column). Because the WTB Threshold is below the WTB Threshold Cap of $1,000,000, the entire Contract Value is
	covered.  The WTB Gain is equal to the  Contract Value 	(as shown under the "Contract Value - Covered" column)
	less the WTB Threshold, which in this instance is the same as the covered Purchase Payments.
	($775,000 - $750,000 = $25,000)

	To determine the WTB Benefit Base, the Contract Value is added to 50% of the WTB Gain.  ($775,000 +
	(.50 x $25,000) = $787,500).  The WTB Additional Benefit is the WTB Benefit Base minus the Contract Value.
	($787,500 - $775,000 = $12,500)

	The rider charge for that Contract Month is determined by taking the WTB Additional Benefit and multiplying it
	by the WTB Charge Rate and then dividing it by 12.  ($12,500 x 0.054619 / 12 = $56.89).

3	On 10/16/2012, an additional Purchase Payment of $500,000 is applied to the Contract.  The new WTB Threshold is
	equal to the WTB Threshold shown for 10/4/2012 plus the additional Purchase Payment.
	($750,000 + $500,000 = $1,250,000)

	Any additional Purchase Payment is applied first to the covered Purchase Payment amount, up to the $1,000,000 WTB
	Threshold Cap, then the uncovered amount.  Thus, the amount applicable to the covered portion of the Purchase
	Payment  is equal to the WTB Threshold Cap less the current covered Purchase Payment amount ($1,000,000 -
	$750,000 = $250,000).  The uncovered Purchase Payment amount is increased by the remaining $250,000.

	The Contract Value is also divided into covered and uncovered portions based on the ratio of the covered Purchase
	Payments to the uncovered Purchase Payments.  The ratio of covered Purchase Payment to uncovered Purchase Payments
	is $1,000,000 / $250,000, resulting in a 4 to 1 ratio.

	The Contract Value (as shown under the column "Total Contract Value after Transactions")  is divided in the same
	4 to 1 ratio, which results in the following percentage allocation of Contract Value:
 		80%  is covered and 20% is uncovered.
		($1,240,000 x 80% = $992,000)
		($1,240,000 x 20% = $248,000)

	The WTB Additional Benefit for a death occurring anytime during this Contract Month remains $2,500.  The WTB
	Additional Benefit remains constant for the entire Contract Month regardless of any transactions during the
	Contract Month, and regardless of any changes in the Contract Value.

4	On 1/23/2013, a withdrawal of $110,000 is made from the Contract.  The Contract Value before the withdrawal was
	equal to $1,230,000 (as shown in the column "Contract Value Before Transactions").  The withdrawal first reduces
	any WTB Earnings to zero, and then reduces the WTB Threshold.

	The excess of the Contract Value over the WTB Threshold before the withdrawal equals the Contract Value (as shown
	in the column "Contract Value Before Transactions") less the WTB Threshold prior to the transaction, which is
	shown under the "WTB Threshold After Transactions" column for the 1/4/2012 date.
	($1,230,000 - $1,250,000 = -$20,000)

	Because the result is a negative number, the WTB Earnings are equal to zero.  Because WTB Earnings are equal to
	zero, the withdrawal reduces the WTB Threshold by the entire withdrawal amount.
	($1,250,000 - $110,000 = $1,140,000)

	The reduction in the WTB Threshold of $110,000 must now be divided into covered and uncovered portions of
	Purchase Payments.   The reduction applies proportionally based on the covered and uncovered Purchase Payment
	amounts prior to the withdrawal.  Prior to the 	withdrawal, the covered Purchase Payment amount represented
	80% ($1,000,000 / $1,250,000) of the total WTB Threshold.  Thus, the covered Purchase Payment amount is reduced
	by the amount of the withdrawal multiplied by 80%.  ($110,000 x 80% = $88,000)

	The new covered Purchase Payment amount is the WTB Threshold Cap adjusted for the withdrawal.
	($1,000,000 - $88,000 = $912,000)

	Similarly, the uncovered Purchase Payment amount is reduced by 20% of the withdrawal amount.  The new uncovered
	Purchase Payment amount is $228,000.

5	On 4/4/2013, the Contract Owner's WTB rider charge increased because the Contract Owner's attained age increased
	to age 76 on 3/13/2013, and 4/4/2013 is the first Business Day of the next Contract Month following the
	Contract Owner's birthday.  Thus, the WTB rider charge 	calculations in the following 12 Contract Months will be
	based on age 76 (6.0240% in this example). Thus, the WTB rider charge calculation for 4/4/2013 is $4,000
	(WTB Additional Benefit) x .060240/12=$20.08.

6	On 4/24/2013, a $220,000 withdrawal is made from the Contract. The Contract Value just before the withdrawal
	equals $1,170,000. The WTB Threshold just before the withdrawal equals $1,140,000.  The withdrawal first
	reduces any WTB Earnings to zero, and then reduces the WTB Threshold.

	The WTB Earnings equal the amount by which your covered Contract Value exceeds the WTB Threshold.  We use the
	WTB Threshold prior to the transaction which is shown under the 4/4/2013 date.
	($1,170,000 - $1,140,000 = $30,000)

	Because the withdrawal was greater than the WTB Earnings, the WTB Earnings are reduced to zero.  Thus the excess
	withdrawal reduces the WTB Threshold.  The reduction to the WTB Threshold is equal to the withdrawal amount
	minus the WTB Earnings.
	($220,000 - $30,000 = $190,000)

	The new WTB Threshold is thus equal to $1,140,000 - $190,000 = $950,000.

	The reduction in the WTB Threshold of $190,000 must now be divided into covered and uncovered portions of
	Purchase Payments.  The reduction applies proportionally based on the covered and uncovered Purchase Payment
	amounts prior to the withdrawal.  Prior to the withdrawal, the covered Purchase Payment amount
	represented 80% ($912,000 / $1,140,000) of the total WTB Threshold.   Thus, the covered
	Purchase Payment amount is reduced by $152,000 ($190,000 x 80%). The new covered Purchase Payment amount is
	$912,000 - $152,000 = $760,000.  Similarly, the uncovered Purchase Payment amount is reduced by 20% of the
	withdrawal.  The new uncovered Purchase Payment amount is $190,000.

	Although the withdrawal depleted all the WTB Earnings, the WTB Additional Benefit for a death anytime this
	Contract Month remains $4,000. The WTB Additional Benefit is calculated on the first Business Day of the
	Contract Month.  In this case the first Business Day is 4/4/2013 and the WTB Additional Benefit remains
	constant for the entire Contract Month.  It is recalculated for the next
	Contract Month on the first Business Day of the following Contract Month which is 5/6/2013.

7	On 7/15/2013, a $300,000 Purchase Payment is applied.   The new WTB Threshold is equal to $1,250,000
	($950,000 + $300,000).  Any additional Purchase Payment is applied first to the covered Purchase Payment
	amount, up to the $1,000,000 WTB Threshold Cap, then the uncovered amount.  Thus, the amount applicable
	to the covered portion is the WTB Threshold Cap  minus the current covered amount.
	($1,000,000 - $760,000 =$240,000)

	The remaining amount of $60,000 increases the uncovered Purchase Payment amount.  The Contract Value is divided
	into covered and uncovered portions, based on the new ratio of the covered Purchase Payments to the
	uncovered payments.  The ratio of covered Purchase Payment to uncovered Purchase Payment is:
	$1,000,000 / $250,000, resulting in a 4 to 1 ratio.

	The Contract Value (as shown under the column Total Contract Value after Transactions) is divided in the
	same 4 to 1 ratio.
		80%  is covered, the other remaining 20%  is uncovered.
		(1,255,000 x 80% = $1,004,000)
		($1255,000 x 20% = $251,000)
	The total death benefit is equal to the Contract Value on the Business Day the death benefit is paid, plus
	any WTB Additional Benefit at the beginning of the Contract Month of the date of death.  In addition,
	any WTB Rider Charges deducted after the date of death will be refunded.

	If the Contract Owner died any time on or after June 4, 2012 through July 4, 2012 and Symetra Life
	received due proof of death to pay the death benefit on 10/4/2012, the total death benefit would be equal
	to the Contract Value as of the Business Day we pay the death benefit plus the WTB Additional Benefit
	as of the date of death.  ($755,000 + $12,500 = $767,500.)   In addition, the
	July through October WTB Rider Charges, equal to $45.52 ($34.14 + $11.38) would be refunded.  The total
	death benefit paid would be equal to the death benefit plus the refunded WTB Rider Charges.
	($767,500 + $45.52 = $767, 545.52)

	If the Contract Owner had died any time on or after May 6, 2013 through June 3, 2012, and Symetra Life
	received proof of death to pay the death benefit on 6/4/2013, the total death benefit would be equal
	to the Contract Value as of 6/4/2013 plus the WTB Additional Benefit as of 5/6/2013.
	($960,000 + $0 = $960,000). In addition, the June WTB Rider Charge, equal to $20.08, would
	be refunded.  The total death benefit would be equal to the death benefit plus any refunded WTB Rider Charges.
	($960,000 + $20.08 = $960,020.08)





================================================================================
     APPENDIX F:  TABLE OF CURRENT ANNUAL CHARGE RATES FOR THE WTB RIDER
================================================================================
The following table shows the current annual rates used for the WTB rider
calculations.   For a Table of Maximum Rates please see your Contract.  The rates shown are per $1,000 of WTB Additional Benefit.  To obtain the current
WTB rates for attained ages 34 and younger, please contact us at our Contract Mainenance Office.

			TABLE OF CURRENT RATES
			----------------------
     Sex Specific Rates		            Uni-Sex Rates
			    	   Attained	Unisex -
Attained 				Age	Single 	Unisex
Age	Male	Female	Joint			Life	Joint
	  $	  $	  $			  $	  $
35	1.134	0.922	1.870		35	1.091	2.062
36	1.187	0.993	1.975		36	1.148	2.153
37	1.259	1.054	2.109		37	1.218	2.254
38	1.350	1.106	2.271		38	1.302	2.391
39	1.435	1.168	2.427		39	1.382	2.528
40	1.549	1.239	2.602		40	1.487	2.703
41	1.685	1.320	2.789		41	1.612	2.911
42	1.850	1.414	3.016		42	1.763	3.143
43	2.047	1.526	3.283		43	1.942	3.427
44	2.264	1.659	3.582		44	2.143	3.752
45	2.499	1.812	3.909		45	2.361	4.120
46	2.733	1.995	4.255		46	2.586	4.523
47	2.928	2.211	4.582		47	2.784	4.922
48	3.080	2.451	4.887		48	2.954	5.309
49	3.274	2.722	5.262		49	3.163	5.741
50	3.528	3.022	5.731		50	3.427	6.202
51	3.854	3.361	6.296		51	3.755	6.699
52	4.251	3.739	6.962		52	4.149	7.299
53	4.713	4.139	7.721		53	4.598	8.009
54	5.291	4.560	8.635		54	5.145	8.881
55	5.935	5.037	9.652		55	5.755	9.880
56	6.599	5.553	10.711		56	6.390	10.959
57	7.239	6.095	11.766		57	7.010	12.119
58	7.873	6.657	12.870		58	7.630	13.341
59	8.617	7.235	14.122		59	8.341	14.677
60	9.522	7.841	15.558		60	9.186	16.131
61	10.625	8.507	17.212		61	10.202	17.754
62	11.906	9.212	19.054		62	11.367	19.613
63	13.301	9.954	21.038		63	12.631	21.701
64	14.746	10.765	23.128		64	13.950	24.009
65	17.333	12.447	26.385		65	16.355	27.536
66	18.936	13.488	28.701		66	17.846	30.252
67	20.603	14.646	31.146		67	19.412	33.091
68	22.357	15.929	34.525		68	21.071	37.082
69	24.321	17.331	37.481		69	22.923	40.360
70	26.607	18.913	40.864		70	25.068	43.994
71	29.387	20.712	44.848		71	27.652	48.141
72	32.635	22.679	49.400		72	30.644	52.864
73	36.039	24.826	54.270		73	33.796	58.017
74	39.700	27.185	59.589		74	37.197	63.820
75	43.695	29.758	65.384		75	40.908	70.298
76	48.192	32.576	71.822		76	45.069	77.342
77	53.418	35.685	79.151		77	49.871	85.213
78	59.479	39.068	87.467		78	55.397	94.039
79	66.257	42.773	96.675		79	61.560	103.855
80	77.682	49.871	110.595		80	72.120	118.395
81	86.290	55.822	121.987		81	80.196	131.151
82	95.379	62.099	134.072		82	88.723	144.821
83	105.278	68.667	149.899		83	97.956	163.011
84	116.305	75.930	165.635		84	108.230	179.747
85	128.595	83.214	182.708		85	119.518	197.637
86	142.092	91.800	201.002		86	132.034	217.056
87	156.654	102.410	220.689		87	145.805	238.255
88	172.102	113.540	240.995		88	160.390	260.739
89	188.277	124.527	262.793		89	175.527	284.385
90	204.338	132.444	285.822		90	189.959	308.067
91	220.097	139.935	308.647		91	204.064	331.724
92	236.576	152.592	331.642		92	219.779	356.728
93	253.919	169.809	352.733		93	237.097	382.018
94	272.211	191.468	374.054		94	256.063	407.874
95	290.354	215.222	398.641		95	275.328	434.595

The information in this preliminary Statement of Additional Information is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminaryStatement of Additional Information is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.


                     SYMETRA TRUE VARIABLE ANNUITY
                  STATEMENT OF ADDITIONAL INFORMATION

    INDIVIDUAL FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACT
                                issued by
                  SYMETRA RESOURCE VARIABLE ACCOUNT B
                                  and
                    SYMETRA LIFE INSURANCE COMPANY
-------------------------------------------------------------------------------
This Statement of Additional Information ("SAI") is not a prospectus and should be read in conjunction with the prospectus for the Individual Flexible Premium Deferred Variable Annuity Contract.

The prospectus concisely sets forth information that a prospective investor should know before investing. For a copy of the prospectus, call
1-800-457-9015 or write to Symetra Life Insurance Company, PO Box 758545, Topeka, KS 66675.


This SAI and the prospectus are both dated _______, 2012.


			  TABLE OF CONTENTS
						     	      Page
GENERAL INFORMATION						2
SERVICES							2
	Experts							2
	Independent Registered Public Accounting Firm		2
PURCHASE OF CONTRACTS						2
UNDERWRITER							3
FINANCIAL STATEMENTS						3

                          GENERAL INFORMATION

Terms and phrases used in this SAI have the meaning given to them in the prospectus.

Symetra Life Insurance Company ("Symetra Life", "we", and "us"), is a wholly-owned subsidiary of Symetra Financial Corporation, a holding company, the subsidiaries of which are engaged primarily in insurance and financial services businesses. Symetra Life Insurance Company was incorporated as a stock life insurance company under Washington State law on January 23, 1957 and formerly named Safeco Life Insurance Company. On September 1, 2004, Safeco Life Insurance Company changed its name to Symetra Life Insurance Company.

We established Symetra Resource Variable Account B ("the Separate Account") to hold assets that underlie contract values invested in a number of different variable annuity contracts. The Separate Account meets the definition of "separate account" under Washington State law and under the federal securities laws. The Separate Account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. We maintain records of all Separate Account purchases and redemptions of the shares of the Sub-accounts.

Symetra Life contributed the initial investment for the Portfolios offered under the Symetra Mutual Funds Trust. As of May 1, 2012, Symetra Life's contribution represented 100% of the value of each Portfolio offered under the Symetra Mutual Funds Trust. Symetra Life may remove all or a portion of these amounts from one or more Portfolios when the selected Portfolio's size is such that the redemption would not result in a material increase in the Portfolio's expense ratio or when an expense limitation is in effect, and after consulting with Symetra Investment Management, Inc., Symetra Mutual Funds Trust's investment manager, to ensure that the affected Portfolio would not be disrupted by the redemption. In any event, Symetra Life will not redeem more than 5% of a Portfolio's outstanding shares on any single day.

Accumulation Units will reflect the investment performance of the Separate Account with respect to amounts allocated to it. Since the Separate Account is always fully invested in the shares of the Sub-accounts, its investment performance reflects the investment performance of those entities. The values of such shares held by the Separate Account fluctuate and are subject to the risks of changing economic conditions. The Contract Owner bears the entire investment risk. There can be no assurance that the aggregate value in the Contract will equal or exceed the Purchase Payments made under the Contract.

                                  SERVICES

Experts
The statutory-basis financial statements and schedules of Symetra Life Insurance Company as of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011, and the financial statements of Symetra Resource Variable Account B as of December 31, 2011, and for each of the two years in the period ended December 31, 2011, appearing in the SAI of the Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Independent Registered Public Accounting Firm
The principal business address of Ernst & Young LLP is 999 Third Avenue, Suite 3500, Seattle, WA 98104-4086.

Service Providers
The administration and customer service for the Contracts  is performed by XXXX, a XXXXX company having its principal address and place of business
at XXXXXXXXXXXXX.   XX performs services in connection with the Contracts,
including by not limited to:  information technology application services,
customer application processing, receipt of Purchase Payments,   maintenance
of customer service center, mailing, maintenance of books and records, including, paper files, computer data files, electronic images, correspondence with Contract Owners, and all related administrative records. Symetra Life, the Separate Account, and the principal underwriter, Symetra Securities, Inc, have no direct or indirect affiliated relationship with XX. Symetra Life entered into an agreement with XX and the basis for the compensation to be paid to XX is a combination of fixed fees and fees for service.

                            PURCHASE OF CONTRACTS

The contracts will be sold by licensed insurance agents in states where the contracts may be lawfully sold. The agents will be registered representatives of broker-dealers that are registered under the Securities Exchange Act of 1934 and members of Financial Industry Regulatory Authority ("FINRA").


                                 UNDERWRITER

Symetra Securities, Inc. ("SSI"), an affiliate of Symetra Life, acts as the principal underwriter for the Contracts pursuant to an underwriter's agreement with us. SSI is located at 777 108th Avenue NE, Suite 1200, Bellevue, WA 98004. The contracts issued by the Separate Account are offered on a continuous basis. For the years ended December 31, 2011, 2010, and 2009 SSI received $146,887, $601,741, and $442,700 in commissions for the distribution of all annuity contracts funded through the Separate Account.
SSI does not retain any portion of the commissions.




                            FINANCIAL STATEMENTS

The statutory-basis financial statements and schedules of Symetra Life Insurance Company included herein should be considered only as bearing upon the ability of Symetra Life to meet its obligations under the contract. They should not be considered as bearing upon the investment experience of the Separate Account or its Sub-accounts.



                   SYMETRA RESOURCE VARIABLE ACCOUNT B
				  PART C
                            OTHER INFORMATION



Item  24.  Financial Statements and Exhibits

	a.	Financial Statements The following audited financial statements
		of Symetra Resource Variable Account B and of Symetra Life Insurance Company ("Symetra Life") are included in the Statement of Additional Information of this Registration
		Statement:

		1.	The financial statements of Symetra Resource Variable
			Account B as of December 31, 2011 and for each of the two years in the period then ended.

		2.	The statutory-basis financial statements of Symetra
			Life Insurance Company as of December 31, 2011 and
			2010, and for each of the three years in the period
			ended December 31, 2011.
		3.    	Financial Statement Schedules for Symetra Life Insurance
			Company.
			- Schedule I - Summary of Investments - Other Than Investments in Related Parties

			-   Schedule IV - Reinsurance

			-   Schedule VI - Supplemental Information Concerning
			    Insurance Operations
 			    We omit other schedules from this list - and from this Registration Statement - because they either are not applicable or the information is included in our audited financial statements.

	b.	  Exhibits

Exhibit 	Description							Reference
1.		Resolution of Board of Directors of Symetra Life 		1/
		authorizing the Separate Account

2.		Not Applicable

3.		a) Principal Underwriter's Agreement				5/
			Amendment to Principal Underwriter's Agreement		6/
		b) Broker-Dealer Selling Agreement 				2/

4.		a) Form of Individual Flexible Premium Deferred 		Filed Herewith
		   Variable Annuity Contract
		b) Form of Wealth Transfer Benefit Rider			Filed Herewith
		c) Form of Wealth Transfer Benefit Rider Data Page		Filed Herewith

5.		Form of Application for Annuity Contract   			Filed Herewith


6.		a) Copy of Articles of Incorporation of Symetra Life 		1/
		   as amended 11/26/90
		   Amendment to Articles of Incorporation of Symetra 		3/
		   Life dated 9/1/04
		   Amendment to Articles of Incorporation of Symetra 		4/
		   Life dated 5/27/05
		b) Copy of the Bylaws of Symetra Life as last 			4/
		   amended 12/6/05

7.		Not Applicable

8.		participation Agreement (AllianceBernstein)			To be Filed
										by Amendment
		Participation Agreement (ACVP)					7/
			Amendment No. 1 to Participation Agreement (ACVP)	7/
			Amendment No. 2 to Participation Agreement (ACVP)	7/
			Amendment No. 3 to Participation Agreement (ACVP)	7/
			Amendment No. 4 to Participation Agreement (ACVP)	8/
			Amendment No. 5 to Participation Agreement (ACVP)	9/
			Amendment No. 6 to Participation Agreement  (ACVP)	14/
			Amendment No. 7 to Participation Agreement  (ACVP)	14/
			Amendment No. 8 to Participation Agreement  (ACVP)	14/
			Amendment No. 9 to Participation Agreement  (ACVP)	To Be Filed
										by Amendment


		Participation Agreement (AIM/INVESCO)				7/
			Amendment No. 1 to Participation Agreement (AIM)	8/
			Amendment No. 2 to Participation Agreement (AIM)	18/
			Amendment No. 3 to Participation Agreement (AIM)	18/

		Participation Agreement (BlackRock)				16/
			Amendment No. 1 to Participation Agreement (BlackRock)	Filed Herewith


		Participation Agreement (Calvert)				16/

		Participation Agreement (Columbia VIT)				16/
		Participation Agreement (Columbia VIT I) 			16/
			Amendment No. 1 to Participation Agreement (CVITI)	Filed Herewith
		Participation Agreement (Columbia VIT II) 			Filed Herewith

		Participation Agreement (DFA)					To Be Filed
										by Amendment


		Participation Agreement (Dreyfus)				20/
			Amendment No. 1 to Participation Agreement (Dreyfus)	14/
			Amendment No. 2 to Participation Agreement (Dreyfus)	12/
			Amendment No. 3 to Participation Agreement (Dreyfus)	To Be Filed
										by Amendment


		Participation Agreement (Fidelity)				17/
       		Sub-Licensing Agreement						17/
			Amendment No. 1 to Participation Agreement (Fidelity)	9/
         		Amendment No. 2 to Participation Agreement (Fidelity)	16/
         		Amendment No. 3 to Participation Agreement (Fidelity)	19/
			Amendment No. 4 to Participation Agreement (Fidelity)	To Be Filed
										by Amendment


		Participation Agreement (Franklin Templeton)			7/
			Amendment No. 1 to Participation Agreement (FRK)	7/
			Amendment No. 2 to Participation Agreement (FRK)	7/
			Amendment No. 3 to Participation Agreement (FRK)	15/
			Amendment No. 4 to Participation Agreement (FRK)	15/
			Amendment No. 5 to Participation Agreement (FRK)	9/
			Amendment No. 6 to Participation Agreement (FRK)	14/
			Amendment No. 7 to Participation Agreement (FRK)	14/
			Amendment No. 8 to Participation Agreement (FRK)	16/
			Amendment No. 9 to Participation Agreement (FRK)	19/
			Amendment No. 10 to Participation Agreement (FRK)	To Be Filed
      										by Amendment


		Participation Agreement (J.P. Morgan Insurance Trust)		15/
			Amendment No. 1 to Participation Agreement (J.P. Morgan)To Be Filed
										by Amendment

			Amendment No. 2 to Participation Agreement (J.P. Morgan)To Be Filed
										by Amendment


		Participation Agreement (MFS)					To Be Filed
										by Amendment


		Participation Agreement (PIMCO)					9/
			Amendment No. 1 to Participation Agreement (PIMCO)	11/
			Amendment No. 2 to Participation Agreement (PIMCO)	16/
			Amendment No. 3 to Participation Agreement (PIMCO)	16/
			Amendment No. 4 to Participation Agreement (PIMCO)	19/
			Amendment No. 5 to Participation Agreement (PIMCO)	To Be Filed
										by Amendment

			Amendment No. 6 to Participation Agreement (PIMCO)	To Be Filed
										by Amendment


		Participation Agreement (PIMCO Equity Series Trust)		To Be Filed
										by Amendment

		Participation Agreement (Pioneer)				19/
			Amendment to Participation Agreement (Pioneer)		10/
			Amendment No. 2 to Participation Agreement (Pioneer)	14/
			Amendment No. 3 to Participation Agreement (Pioneer)	18/
			Amendment No. 4 to Participation Agreement (Pioneer)	To Be Filed
										by Amendment


		Participation Agreement (Royce Capital)				To Be Filed
										by Amendment


		Participation Agreement (Summit)				14/
			Amendment No. 1 to Participation Agreement (Summit)	14/
			Amendment  No. 2 to Participation Agreement (Summit)	14/
			Amendment  No. 3 to Participation Agreement (Summit)	18/
			Consent to Assignment (Summit- Calvert)			13/
			Amendment No. 4 to Participation Agreement (Summit)	To Be Filed
										by Amendment

		Participation Agreement (Sentinel)				To Be Filed
										by Amendment


		Participation Agreement (Symetra Investment Management, Inc)	To Be Filed
										by Amendment


		Participation Agreement (T.Rowe Price)				To Be Filed
										by Amendment


		Participation Agreement (Vanguard)				7/
			Amendment No. 1 to Participation Agreement (Vanguard)	8/
			Amendment No. 2 to Participation Agreement (Vanguard)	21/

9.		Opinion and Consent of Counsel					To Be Filed
										by Amendment

10.		Consent of Ernst & Young, LLP					To Be Filed
		Independent Registered Accounting Firm				by Amendment


11.		Not Applicable

12.		Not Applicable


1/		Incorporated by reference to Registrant's Initial Product Filing to Form N-4
		registration statement of Symetra Separate Account C filed with the Securities
		and Exchange Commission ("SEC") on June 16, 1995 (File No. 33-60331).

2/		Incorporated by reference to Registrant's Post-Effective Amendment No. 22 on
		Form N-6 registration statement of Symetra Separate Account SL filed with the
		SEC on December 19, 2002 (File No. 333-30329).

3/		Incorporated by reference to Registrant's Post-Effective Amendment No. 17 on
		Form N-4 registration statement of Symetra Separate Account C filed with the SEC
		on December 3, 2004 (File No. 33-69712).


4/		Incorporated by reference to Registrant's Post-Effective Amendment No. 8 on Form N-4
		registration statement of Symetra Separate Account C filed with the SEC on August 28, 2008
		(File No. 333-137411).


5/		Incorporated by reference to  Post-Effective Amendment No. 3 on Form N-4 of Symetra Resource
		Variable Account B filed with the SEC on December 29, 1995 (File No. 33-69600).

6/		Incorporated by reference to Registrant's Initial Product Filing to Form N-4 registration
		statement of Symetra Resource Variable Account B filed with the SEC on December 13, 2011
		(File No. 333-178461).

7/		Incorporated by reference to Registrant's Post-Effective Amendment No. 21 on Form S-6
		registration statement of Symetra Separate Account SL filed with the SEC on April 30, 2002
		(File No. 333-30329).

8/		Incorporated by reference to Registrant's Post-Effective Amendment No. 26 on Form N-6
		registration statement of Symetra Separate Account SL filed with the SEC on April 30, 2003
		(File No. 333-30329).

9/		Incorporated by reference to Registrant's Post-Effective Amendment No. 30 on Form N-6
		registration statement of Symetra Separate Account SL filed with the SEC on April 29, 2005
		(File No. 333-30329).

10/		Incorporated by reference to Registrant's Post-Effective Amendment No. 22 on Form N-4
		registration statement of Symetra Separate Account C filed with the SEC on March 20, 2006
		(File No. 33-69712).

11/		Incorporated by reference to Registrant's Post-Effective Amendment No. 1 on Form N-6 registration
		statement of Symetra Separate Account SL filed with the SEC on April 30, 2007 (File No. 333-136776).

12/		Incorporated by reference to Registrant's Post-Effective Amendment No. 5 on Form N-6
		registration statement of Symetra Separate Account SL filed with the SEC on November 30,
		2007 (File No. 333-136776).

13/		Incorporated by reference to Registrant's Initial Product Filing on Form N-4 registration
		statement of Symetra Separate Account C filed with the SEC on March 23, 2009 (File No. 333-158141).

14/		Incorporated by reference to Registrant's Post-Effective Amendment No. 2 on Form N-6
		registration statement of Symetra Separate Account SL filed with the SEC on August 15, 2007
		(File No. 333-136776).

15/		Incorporated by reference to Registrant's Post-Effective Amendment No. 17 on Form N-4
		registration statement of Symetra Separate Account C filed with the SEC on December 3, 2004
		(File No. 33-69712).

16/		Incorporated by reference to Registrant's Pre-Effective Amendment No. 1 on Form N-4
		registration statement of Symetra Separate Account C filed with the SEC on December 3, 2009
		(File No. 333-158141).

17/		Incorporated by reference to Registrant's Post-Effective Amendment No. 34 on Form N-6
		registration statement of Symetra Separate Account SL filed with the SEC on April 30, 2007
		(File No. 333-30329).

18/		Incorporated by reference to Registrant's Post-Effective Amendment No. 25 on Form N-4
		registration statement of Symetra Separate Account C filed with the SEC on April 30, 2008
		(File No. 33-69712).

19/		Incorporated by reference to Registrant's Post-Effective Amendment No. 28 to Form N-4
		registration statement of Symetra Separate Account C filed with the SEC on April 29, 2011
		(file No. 33-69712).

20/		Incorporated by reference to Registrant's Post-Effective Amendment No. 10 on Form N-4
		registration statement of Symetra Separate Account C filed with the SEC on April 14,
		2000 (File No. 33-69712).

21/		Incorporated by reference to Registrant's Post-Effective Amendment No. 28 on Form N-6
		registration statement of Symetra Separate Account SL filed with the SEC on April 30, 2011
		(File No. 333-136776).







Item 25. Directors and Officers of the Depositor

Set forth below is a list of each director and officer of Symetra Life who is engaged in activities relating to Symetra Resource Variable Account B or the variable annuity contracts offered through Symetra
Resource Variable Account B.


Name				Positions with Symetra
				Principal Business Address
---------------------------------------------------------------------------------------------------------------
Thomas M. Marra			Director and President				777 108th Avenue NE, Suite 1200
										Bellevue, WA 98004
---------------------------------------------------------------------------------------------------------------
Jonathan E. Curley		Director and Executive Vice President		777 108th Avenue NE, Suite 1200
										Bellevue, WA 98004
---------------------------------------------------------------------------------------------------------------
Michael W. Fry			Director and Executive Vice President		777 108th Avenue NE, Suite 1200
										Bellevue, WA 98004
---------------------------------------------------------------------------------------------------------------
Daniel R. Guilbert		Director and Executive Vice President		777 108th Avenue NE, Suite 1200
										Bellevue, WA 98004
---------------------------------------------------------------------------------------------------------------
Richard G. LaVoice		Executive Vice President			777 108th Avenue NE, Suite 1200
										Bellevue, WA 98004
---------------------------------------------------------------------------------------------------------------
Margaret A. Meister		Director, Chief Financial Officer 		777 108th Avenue NE, Suite 1200
			  	and Executive Vice President			Bellevue, WA 98004
---------------------------------------------------------------------------------------------------------------
Tommie D. Brooks		Senior Vice President and Chief Actuary 	777 108th Avenue NE, Suite 1200
										Bellevue, WA 98004
---------------------------------------------------------------------------------------------------------------
David S. Goldstein		General Counsel, Senior Vice President 		777 108th Avenue NE, Suite 1200
			          	and Secretary				Bellevue, WA 98004
---------------------------------------------------------------------------------------------------------------
Colleen M. Murphy		Senior Vice President, Controller, 		777 108th Avenue NE, Suite 1200
				Treasurer and Assistant Secretary		Bellevue, WA 98004
---------------------------------------------------------------------------------------------------------------
Christine A. Katzmar Holmes	Senior Vice President				777 108th Avenue NE, Suite 1200
										Bellevue, WA 98004
---------------------------------------------------------------------------------------------------------------
Jacqueline M. Veneziani		Vice President and Associate General Counsel	777 108th Avenue NE, Suite 1200
										Bellevue, WA 98004
---------------------------------------------------------------------------------------------------------------
Kevin W. Rabin 			Assistant Vice President and Actuary		777 108th Avenue NE, Suite 1200
										Bellevue, WA 98004
---------------------------------------------------------------------------------------------------------------

Item 26.  Persons Controlled By or Under Common Control With the Depositor or Registrant

No person is directly or indirectly controlled by Symetra Resource Variable Account B ("Registrant").
Symetra Life established Registrant by resolution of its Board of Directors pursuant to Washington law.
Symetra Life is a wholly owned subsidiary of  Symetra Financial Corporation.   Symetra Financial
Corporation is organized under Delaware law and Symetra Life is organized under Washington law. All subsidiaries are included in consolidated financial statements.  In addition, Symetra Life files separate statutory-basis financial statements in connection with its issuance of products associated with the Registrant and other separate accounts.  Following is the organizational chart of  Symetra
Financial Corporation.

Name					Ownership			    State of 	Business
									   Incorporation
------------------------------------------------------------------------------------------------------------------
Symetra Financial Corporation		Holding Company				DE	Insurance Holding Company
------------------------------------------------------------------------------------------------------------------
  Symetra Life Insurance Company	100% Symetra Financial Corporation	WA	Life Insurance Company
------------------------------------------------------------------------------------------------------------------
    Symetra National Life Insurance 	100% Symetra Life Insurance Company	WA	Life Insurance Company
    Company
------------------------------------------------------------------------------------------------------------------
    First Symetra National Life  	100% Symetra Life Insurance Company	NY	Life Insurance Company
    Insurance Company of New York
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
  Symetra Assigned Benefits Service 	100% Symetra Financial Corporation	WA	Structured Settlements
  Company										Assignments and Factoring
------------------------------------------------------------------------------------------------------------------
  Symetra Administrative Services, Inc.	100% Symetra Financial Corporation	WA	Holding Company
------------------------------------------------------------------------------------------------------------------
  Symetra Securities, Inc.		100% Symetra Financial Corporation	WA	Broker Dealer/ Underwriter
------------------------------------------------------------------------------------------------------------------
  Symetra Investment Services, Inc.	100% Symetra Financial Corporation	WA	Broker Dealer
------------------------------------------------------------------------------------------------------------------
  Symetra Investment Management, Inc.	100% Symetra Financial Corporation	WA	Investment Advisor
------------------------------------------------------------------------------------------------------------------
  Clearscape Funding Corporation	100% Symetra Financial Corporation	WA	Structured Settlements
											Factoring
------------------------------------------------------------------------------------------------------------------
    WSF Receivables I, LLC		100% Clearscape Funding Corporation	FL	Investment
------------------------------------------------------------------------------------------------------------------
  Medical Risk Managers, Inc.		100% Symetra Financial Corporation	DE	Managing Underwriter
------------------------------------------------------------------------------------------------------------------
  Health Network Strategies, LLC	60% Symetra Financial Corporation, 	DE	Benefit Plan Consultant
					40% Other Members
------------------------------------------------------------------------------------------------------------------
  TIF Invest III, LLC			100% Symetra Financial Corporation	DE	Investment
------------------------------------------------------------------------------------------------------------------


Item 27.  Number of Contract Owners

As of  March 31, 2012, there were 1,177 Contract Owners and 2,597 Certificate-Holders of the Registrant.


Item 28.  Indemnification

Under its Bylaws, Symetra Life, to the full extent permitted by the Washington Business Corporation Act, shall indemnify any person who was or is a party to any proceeding (whether brought by or in the right of Symetra
Life or otherwise) by reason of the fact that he or she is or was a director of Symetra Life, or, while a director of Symetra Life, is or was serving at the request of Symetra Life as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by him or her in connection with such proceeding.

Symetra Life shall extend such indemnification as is provided to directors above to any person, not a director of Symetra Life, who is or was an officer of Symetra Life or is or was serving at the request of Symetra Life as a director, officer, partner, trustee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan.  In addition, the Board of Directors of
Symetra Life may, by resolution, extend such further indemnification to an officer or such other person as it may seem fair and reasonable in view of all relevant circumstances.

Under certain Director and Officer Indemnification Agreements ("Agreement(s)") between Symetra Life's parent company, Symetra Financial Corporation, and directors and/or certain officers of Symetra Life ("Indemnitees"),
Symetra Financial Corporation indemnifies and holds harmless Indemnitees, to the full extent permitted by the laws of the State of Delaware in effect at the time the Agreement is effective or as such laws may from time to time be amended, against all Indemnifiable Losses related to, resulting from or arising out of any Claim
(subject to certain exceptions) where:

	-	"Claim" means any threatened, pending or completed action, suit or proceeding, or any inquiry
		or investigation, whether instituted, made or conducted by Symetra Financial Corporation or
		any other party, including without limitation any governmental entity, that an Indemnitee
		determines might lead to the institution of any such action, suit or proceeding, whether civil,
		criminal, administrative, arbitrative, investigative or other;

	-	"Expenses" includes all direct and indirect costs and expenses of any type whatsoever
		(including without limitation all attorneys' and experts' fees, expenses and charges) and all
		other costs, expenses and obligations actually and reasonably paid or incurred in connection
		with investigating, defending, being a witness in or participating in (including on appeal),
		or preparing to investigate, defend, be a witness in or participate in, any Claim; and

	-	"Indemnifiable Losses" means any and all Expenses, damages, losses, liabilities, judgments,
		fines, penalties and amounts paid in settlement (including without limitation all interest,
		assessments and other charges paid or payable in connection with or in respect of any of the
		foregoing) (collectively, "Losses") relating to, resulting from or arising out of any Claim by
		reason of the fact that (i) Indemnitee is or was a director, officer, employee or agent of
		Symetra Financial Corporation and/or of a subsidiary of Symetra Financial Corporation; or
		(ii) Indemnitee is or was serving at the request of Symetra Financial Corporation as a director,
		officer, employee or agent of another corporation, partnership, non-profit organization, joint
		venture, trust or other enterprise.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Symetra Life pursuant to such provisions of the bylaws, statutes, agreements, or otherwise, Symetra Life has been advised that in the opinion of the Securities and Exchange
Commission, such indemnification is against public policy as expressed in said Act and is, therefore, unenforceable.
In the event that a claim for indemnification against such liabilities (other than the payment by Symetra Life or
Symetra Financial Corporation of expenses incurred or paid by a director, officer or controlling person of Symetra
Life in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the contracts issued by the Separate Account, Symetra Life will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in said Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriters

a. 	Symetra Securities, Inc., the principal underwriter for the Contracts, also acts as the principal
	underwriter for other Symetra Life Individual Variable Annuity Contracts, Symetra Life's Group Variable
	Annuity Contracts and Symetra Life's Individual Flexible Premium Variable Life Insurance Policies.

b. 	The following information is provided for each officer and director of the principal underwriter:

	Name				Positions and Offices
					with Underwriter			Principal Business Address
------------------------------------------------------------------------------------------------------------
Kevin D. Knull				Director and President			777 108th Ave NE, Suite 1200
										Bellevue, WA 98004
------------------------------------------------------------------------------------------------------------
Daniel R Guilbert			Director 				777 108th Ave NE, Suite 1200
										Bellevue, WA 98004
------------------------------------------------------------------------------------------------------------
Margaret A. Meister			Director				777 108th Ave NE, Suite 1200
										Bellevue, WA 98004
------------------------------------------------------------------------------------------------------------
Joanne M. Salisbury			Vice President and 			777 108th Ave NE, Suite 1200
					Chief Compliance Officer		Bellevue, WA 98004
------------------------------------------------------------------------------------------------------------
Glenn A. Black				Vice President				777 108th Ave NE, Suite 1200
										Bellevue, WA 98004
------------------------------------------------------------------------------------------------------------
Andrew M. Farrell			Vice President and Chief Operation	777 108th Ave NE, Suite 1200
					Officer					Bellevue, WA 98004
------------------------------------------------------------------------------------------------------------
Jeffrey S. Clark			Treasurer and Financial Principal	777 108th Ave NE, Suite 1200
										Bellevue, WA 98004
------------------------------------------------------------------------------------------------------------


c.	During the fiscal year ended December 31, 2011, Symetra Securities, Inc. received $146,887
	in commissions for the distribution of certain annuity contracts sold in connection with Registrant
	of which no payments were retained.  Symetra Securities, Inc. did not receive any other compensation
	in connection with the sale of Registrant's contracts.


Item 30.  Location of Accounts and Records

Symetra Life Insurance Company at 777 108th Avenue NE, Suite 1200, Bellevue, Washington 98004 maintains physical possession of the accounts, books or documents of the Separate Account required to be maintained by
Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder.

Item 31.  Management Services

Not Applicable

Item 32.  Undertakings

1.	The Registrant hereby undertakes to:

	a.	File a post-effective amendment to this registration statement as frequently as is necessary
		to ensure that the audited financial statements in the registration statement are never
		more than 16 months old for so long as Purchase Payments under the variable annuity Contracts
		may be accepted;

	b.	Include either (1) as part of any application to purchase a Contract offered by the prospectus,
		a space that an applicant can check to request a Statement of Additional Information, or
		(2) a post card or similar written communication affixed to or included in the prospectus
		that the applicant can remove to send for a Statement of Additional Information; and

	c.	Deliver any Statement of Additional Information and any financial statements required to be
		made available under this Form promptly upon written or oral request.

Representations

	1.	Pursuant to the Investment Company Act of 1940, Symetra Life represents that the fees and
		charges deducted under the Contract, in the aggregate, are reasonable in relation to the
		services rendered, the expenses expected to be incurred and risks assumed by Symetra Life.

						 SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements of Securities Act for effectiveness of this Registration Statement and has duly caused this Registration Statement to be signed on its behalf, in the City of Bellevue and State of Washington, on this 3rd day of April, 2012.

						Symetra Resource Variable Account B
						-----------------------------------
							Registrant

					By:	Symetra Life Insurance Company
						------------------------------

					By:	 THOMAS M. MARRA*
						-----------------
						Thomas M. Marra, Director

						Symetra Life Insurance Company
						-------------------------------
							Depositor

					By:	 THOMAS M. MARRA*
						-------------------------
						Thomas M. Marra, Director

Pursuant to the requirement of the Securities Act of 1933, this Registration Statement has been signed below by the following person in the capacities and on the dates indicated.  Those signatures with an asterisk indicate that the signature was supplied by a duly appointed attorney-in-fact under a valid Power of
Attorney which was previously filed in this registration.



NAME							TITLE

Tommie D. Brooks *				Senior Vice President and Chief Actuary
-------------------------------------
Tommie D. Brooks


Jonathan E. Curley *				Director and Executive Vice President
-------------------------------------
Jonathan E. Curley


Michael W. Fry *				Director and Executive Vice President
-------------------------------------
Michael W. Fry


/s/ David S. Goldstein				General Counsel, Senior Vice President and Secretary
-------------------------------------
David S. Goldstein


Daniel R. Guilbert *				Director and Executive Vice President
-------------------------------------
Daniel R. Guilbert


Christine A. Katzmar Holmes *			Senior Vice President
-------------------------------------
Christine A. Katzmar Holmes


Richard G. LaVoice *				Executive Vice President
-------------------------------------
Richard G. LaVoice


Thomas M. Marra *				Director and President
-------------------------------------
Thomas M. Marra


/s/Margaret A. Meister 				Director, Chief Financial Officer and
-------------------------------------		Executive Vice President
Margaret A. Meister


Colleen M. Murphy *				Senior Vice President, Controller, Treasurer and
-------------------------------------		Assistant Secretary
Colleen M. Murphy